Filed by JDN Realty Corporation
 Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934

Subject Company: JDN Realty Corporation
 Commission File No. 001-12844

The following material has been made available on the website of Developers Diversified Realty Corporation:

Quarterly Financial Supplement

For the nine months ended
September 30, 2002

Investor Relations Department

3300 Enterprise Parkway • Beachwood, Ohio 44122
(216) 755-5500 • (216) 755-1500 (fax)
www.ddrc.com

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

         Developers Diversified Realty Corporation considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to the Company’s expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including among other factors, local conditions such as oversupply of space or a reduction in demand for real estate in the area, competition from other available space, dependence on rental income from real property or the loss of a major tenant and other matters described in the Management’s Discussion and Analysis section of the Company’s Form 10-K for the year ended December 31, 2001.

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Earnings Release & Financial Statements

DEVELOPERS DIVERSIFIED REALTY CORPORATION

For Immediate Release:

Contact:	Scott A. Wolstein Chairman Chief Executive Officer 216-755-5455	Michelle A. Mahue Director of Investor Relations 216-755-5500

DEVELOPERS DIVERSIFIED REALTY REPORTS A 5.7%
INCREASE IN FFO PER SHARE FOR THE NINE MONTH PERIOD ENDED
SEPTEMBER 30, 2002

         CLEVELAND, OHIO, November 1, 2002 - Developers Diversified Realty Corporation (NYSE: DDR), a real estate investment trust (“REIT”), today announced that third quarter 2002 Funds From Operations (“FFO”), a widely accepted measure of REIT performance, on a per share basis was $0.61 (diluted) and $0.62 (basic) compared to $0.60 (diluted) and $0.61 (basic) per share for the same period in the previous year, an increase of 1.7% diluted and 1.6% basic. FFO reached $40.6 million for the quarter ended September 30, 2002, which compares to $34.2 million for 2001.

         On a per share basis FFO (diluted) was $1.86 and $1.76 for the nine month periods ended September 30, 2002 and 2001, respectively, an increase of 5.7%. FFO for the nine months ended September 30, 2002 was $121.9 million compared to FFO for the nine month period ended September 30, 2001 of $99.8 million.

         Scott A. Wolstein, DDR’s chairman and chief executive officer stated “We are very pleased to report continued strong earnings supported by very positive fundamentals in our core business. Coupled with the dramatic improvement in our financial flexibility evidenced by the positive trends in all of our financial coverage ratios, these strong fundamentals position us for significant earnings growth for the balance of 2002 and through 2003.”

         Net income for the three month period ended September 30, 2002 was $25.2 million, or $0.28 per share (diluted), compared to third quarter 2001 net income of $20.4 million, or $0.24 per share (diluted). Net income for the nine month period ended September 30, 2002 was $72.4 million, or $0.80 per share (diluted), compared to net income of $72.2 million, or $0.93 per share (diluted) for the prior comparable period. The decrease in per share net income for the nine month period ended September 30, 2002 is primarily attributed to a reduction in gain on sale of real estate of approximately $0.23 per share as compared to the nine month period ended September 30, 2001.

Leasing:

         Leasing activity continues to be strong throughout the portfolio. During the third quarter of 2002, the Company executed 79 new leases aggregating approximately 274,000 square feet at an average rental rate of $14.05 per square foot, a 22.8% increase over prior rental rates, and 104 renewals aggregating approximately 470,000 square feet at an average rate of $10.02 per square foot, which represents an increase of 6% over prior rental rates. At September 30, 2002, the average annualized base rent per occupied square foot, including those properties owned through joint ventures, was $10.47, which compares to $9.85 at September 30, 2001.

         As of September 30, 2002, the portfolio was 95.9% leased, compared to 95.1% at June 30, 2002 and 95.1% at September 30, 2001. Excluding the impact of Kmart leases rejected in June 2002, the portfolio was 96.5% leased. These percentages include tenants for which signed leases have been executed and occupancy has not occurred. Based on tenants in place and responsible for paying rent as of September 30, 2002, occupancy increased to 94.2% from 93.5% at June 30, 2002. Occupancy as of September 30, 2001 was 95.0%. Excluding the impact of Kmart leases rejected in June 2002, the portfolio was 95% occupied at September 30, 2002.

         Same store tenant sales performance over the trailing 12 month period within the Company’s portfolio remained strong at approximately $244 per square foot for those tenants required to report. Aggregate base and percentage rental revenues relating to Core Portfolio Properties (i.e., shopping center properties owned since January 1, 2001, excluding properties under redevelopment) increased approximately $3.5 million (or 1.7%) for the nine month period ended September 30, 2002, compared to the same period in 2001. Core portfolio properties’ NOI increased approximately $3.4 million or (1.7%) for the nine month period ended September 30, 2002, compared to the same period in 2001.

Expansions:

         For the nine month period ended September 30, 2002, the Company completed expansions and redevelopments at five shopping centers located in Denver, Colorado; St. Louis, Missouri; Detroit, Michigan; Lebanon, Ohio; and North Olmsted, Ohio at an aggregate cost of approximately $8.0 million. The Company is currently expanding/redeveloping five shopping centers located in Birmingham, Alabama; North Little Rock, Arkansas; Brandon, Florida; North Canton, Ohio; and Taylorsville, Utah at a projected incremental cost of approximately $21.3 million. The Company is also scheduled to commence three additional expansion projects at the shopping centers located in Bayonet Point, Florida; Tiffin, Ohio and Riverdale, Utah.

         For the nine month period ended September 30, 2002, the Company’s joint ventures completed expansions and redevelopments at four shopping centers located in Atlanta, Georgia; Marietta, Georgia; Overland Park, Kansas; and Maple Grove, Minnesota at an aggregate cost of approximately $9.3 million. The Company’s joint ventures are currently expanding/redeveloping five shopping centers located in Schaumburg, Illinois; Leawood, Kansas; Shawnee, Kansas; North Olmsted, Ohio and San Antonio, TX at a projected incremental cost of approximately $9.1 million. The Company’s joint ventures are scheduled to commence two additional expansion projects at the shopping centers located in Deer Park, Illinois and San Ysidro, California.

Development (Consolidated):

The consolidated development projects are as follows:

•	Phase II of the Meridian, Idaho (a suburb of Boise) shopping center is scheduled to commence construction in 2002, with completion scheduled for 2003.

•	The Company commenced construction during 2002 on the central quadrant of the Coon Rapids, Minnesota, Riverdale Village Shopping Center. This development will create an additional 288,000 square feet of retail space.

•	The Company broke ground during 2002 on two shopping center developments located in Riverdale, Utah and Long Beach, California.

Development (Joint Ventures):

         The Company has joint venture development agreements for five shopping center projects. These five projects have an aggregate projected cost of approximately $190.9 million and are currently scheduled for completion during 2002 and 2003. The projects located in Long Beach, California (City Place) and Austin, Texas are being financed through the Prudential/DDR Retail Value Fund. The other three projects are located in Littleton, Colorado; Coon Rapids, Minnesota and St. Louis, Missouri.

Acquisitions:

         In July 2002, the Company purchased its partners’ 75.25% interest in two shopping center properties, including a 470,000 square foot shopping center located in Plainville, Connecticut for approximately $44.4 million and a 270,000 square foot shopping center located in San Antonio, Texas for approximately $32.1 million.

         Additionally, in July 2002, the Company acquired five shopping centers from a third party for approximately $81.8 million. These properties were acquired through a joint venture in which the Company has a 99% interest and the other 1% is owned by an equity affiliate. These shopping centers aggregate 1.0 million square feet and are located in Fort Worth, Texas; Dallas, Texas; Columbia, South Carolina; Birmingham, Alabama and Wichita, Kansas.

Dispositions:

         In October 2002, the Company sold a 47,000 square foot shopping center in Columbia, South Carolina for approximately $5.3 million and a 63,000 square foot shopping center in Jacksonville, North Carolina for approximately $6.0 million. Additionally, the Company’s Community Center Joint Venture, in which the Company has a 20% interest, sold a 390,000 square foot shopping center in Denver, Colorado for approximately $43 million.

         In September 2002, the Company sold a 9,000 square foot shopping center in St. Louis, Missouri (American Plaza) for approximately $2.0 million.

         In August 2002, the Company sold a 19,000 square foot shopping center in Ocala, Florida for approximately $0.9 million.

Strategic Transactions:

         In October 2002, the Company and JDN Realty Corporation announced entering into a definitive merger agreement pursuant to which JDN shareholders will receive 0.518 shares of DDR in exchange for each share of JDN stock. The transaction values JDN at approximately $1.1 billion, which includes approximately $584 million of assumed debt at the carrying amount and $50 million of preferred stock.

         Following the merger, DDR will own or manage approximately 400 retail properties in 44 states comprising approximately 75 million square feet, which includes approximately 15 million square feet of total GLA attributable to JDN. In addition, DDR will acquire 21 properties comprising approximately 7 million square feet of total GLA currently under development by JDN as well as a development pipeline of 17 properties representing 3 million square feet of total GLA with a total estimated cost of $220 million. Upon completion of the transaction, expected in the first quarter of 2003, DDR will have a total market capitalization of over $5.0 billion (including its pro rata portion of unconsolidated debt).

         In March 2002, the Company announced its participation in a joint venture with Lubert-Adler Funds and Klaff Realty, L.P., which was awarded asset designation rights for all of the retail real estate interests of the bankrupt estate of Service Merchandise Corporation for approximately $236 million. The Company has a 25% interest in the joint venture. In addition, the Company earns fees for the management, leasing, development and disposition of the real estate portfolio. The designation rights enable the joint venture to determine the ultimate use and disposition of the real estate interests held by the bankrupt estate. At September 30, 2002, the portfolio consisted of approximately 117 Service Merchandise retail sites totaling approximately 6.7 million square feet. The transaction was approved by the U.S. Bankruptcy Court in Nashville, Tennessee and subsequently the designation rights were transferred to the joint venture.

         During the second and third quarters of 2002, the joint venture sold 42 sites and received gross proceeds of approximately $85.4 million. The Company recognized income, net of tax, of approximately $1.7 million relating to the operations of this investment.

         Developers Diversified Realty Corporation currently owns and manages approximately 315 retail properties in 43 states totaling over 60 million square feet of real estate under management. DDR is a self-administered and self-managed real estate investment trust (REIT) operating as a fully integrated real estate company which acquires, develops, leases and manages shopping centers.

         A copy of the Company’s Quarterly Supplemental Financial/Operational package is available to all interested parties upon written request at our corporate office to Michelle A. Mahue, Director of Investor Relations, Developers Diversified Realty Corporation, 3300 Enterprise Parkway, Beachwood, OH 44122.

         Developers Diversified Realty Corporation considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21 E of the Securities Exchange Act of 1934, both as amended, with respect to the Company’s expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including, among other factors, local conditions such as oversupply of space or a reduction in demand for real estate in the area, competition from other available space, dependence on rental income from real property or the loss of a major tenant. For more details on the risk factors, please refer to the Company’s Form on 10-K as of December 31, 2001.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands - except per share data)

	Three Month Period		Nine Month Period
	Ended September 30,		Ended September 30,
	2002	2001	2002	2001

Revenues:

Minimum rent (A)	$66,674	$58,901	$189,428	$165,191

Percentage and overage rents	812	528	2,285	2,208

Recoveries from tenants	18,580	14,899	51,152	43,739

Ancillary income	510	373	1,196	1,038

Other property related income	615	393	1,189	765

Management fee income	2,427	2,798	7,789	8,816

Development fees	1,236	698	2,042	1,724

Interest income	1,496	1,226	4,056	4,724

Other (B)	159	2,451	4,900	4,898

	92,509	82,267	264,037	233,103

Expenses:

Operating and maintenance	10,867	8,095	30,135	24,800

Real estate taxes	11,373	9,332	32,279	25,995

General and administrative (C)	6,632	5,907	20,012	17,838

Interest	19,824	20,730	57,984	61,473

Impairment charge	-	2,895	-	2,895

Depreciation and amortization	18,617	16,662	57,215	44,647

	67,313	63,621	197,625	177,648

Income before equity in net income of joint ventures and minority equity investment, minority equity interests, gain on sales of real estate and real estate investments and discontinued operations	25,196	18,646	66,412	55,455

Equity in net income of joint ventures (D)	4,781	4,076	22,398	13,431

Equity in net income of minority equity investment (E)	-	-	-	1,550

Minority equity interests (F)	(5,570)	(5,546)	(16,770)	(15,988)

Gain on sales of real estate and real estate investments	159	3,015	2,988	15,761

Income from continuing operations	24,566	20,191	75,028	70,209

Income (loss) from discontinued operations (G)	611	161	(2,676)	1,967

Net income	$25,177	$20,352	$72,352	$72,176

Net income, applicable to common shareholders	$18,687	$13,537	$51,785	$51,729

Funds From Operations (“FFO”):

Net income applicable to common shareholders	$18,687	$13,537	$51,785	$51,729

Depreciation and amortization of real estate investments	18,029	16,530	56,237	44,340

Equity in net income of joint ventures	(4,781)	(4,076)	(22,398)	(13,431)

Equity in net income of minority equity investment (E)	-	-	-	(1,550)

Joint ventures’ FFO (D)	8,794	7,930	32,145	23,964

Minority equity investment FFO (E)	-	-	-	6,448

Minority equity interests (OP Units)	342	372	1,104	1,147

Impairment charge and (gain) loss on sales of depreciable real estate and real estate investments, net, including discontinued operations	(468)	(3,015)	3,058	(15,761)

Impairment charge	-	2,895	-	2,895

FFO	$40,603	$34,173	$121,931	$99,781

Per share data:

Earnings per common share

Basic	$0.29	$0.25	$0.82	$0.94

Diluted	$0.28	$0.24	$0.80	$0.93

Dividends Declared	$0.38	$0.37	$1.14	$1.11

Funds From Operations - Basic (H)	$0.62	$0.61	$1.88	$1.78

Funds From Operations - Diluted (H)	$0.61	$0.60	$1.86	$1.76

Basic - average shares outstanding (thousands)	64,712	55,131	63.395	54,960

Diluted - average shares outstanding (thousands)	65,761	56,009	64,451	55,527

(A)	Increases in shopping center base and percentage rental revenues for the nine month period ended September 30, 2002 as compared to 2001, aggregated $24.8 million consisting of $1.4 million related to leasing of core portfolio properties (an increase of 1.1% from 2001), $12.0 million from the acquisition of eleven shopping centers in 2002, $1.1 million relating to developments and redevelopments and $12.4 million from the AIP properties. These increases were offset by a $2.1 million decrease from the sale/transfer of ten properties in 2002 and 2001. Included in the rental revenues for the nine month period ended September 30, 2002 and 2001 is approximately $3.1 million and $3.6 million, respectively, of revenue resulting from the recognition of straight line rents.

(B)	Other income for the three month period ended September 30, 2002 and 2001 included approximately $0.2 million and $2.3 million, respectively, in lease termination revenue. Other income for the nine month period ended September 30, 2002 and 2001 included approximately $3.0 million and $4.2 million, respectively, in lease termination revenue. In 2001, the Company also recognized $1.3 million of lease termination revenue, which has been reclassified to income from discontinued operations in the 2001 presentation. Also included in other income for the nine month period ended September 30, 2002 was approximately $2.3 million relating to the sale of development rights to the Wilshire project in Los Angeles, California. Offsetting these revenues for the nine months ended September 30, 2002 was a charge of $0.5 million relating to the write-off of abandoned development projects.

(C)	General and administrative expenses include internal leasing salaries, legal salaries and related expenses associated with the releasing of space, which are charged to operations as incurred. For the nine month periods September 30, 2002 and 2001, general and administrative expenses were approximately 4.40% and 4.30%, respectively, of total revenues, including joint venture revenues, for each period.

(D)	The following is a summary of the Company’s share of the combined operating results relating to joint ventures (in thousands):

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2002(b)	2001(b)	2002(b)	2001(b)

Revenues from operations (a)	$63,380	$57,941	$188,853	$170,582

Operating expenses	21,499	19,489	64,624	53,846

Depreciation and amortization of real estate investments	8,673	9,259	26,194	24,888

Interest expense	18,718	18,482	56,321	55,630

	48,890	47,230	147,139	134,364

Income from operations before gain on sale of real estate and real estate investments	14,490	10,711	41,714	36,218

Gain (loss) on sale of real estate and real estate investments,including discontinue operations	2,420	-	13,697	(97)

Income from discontinued operations	(94)	776	1,509	2,176

Gain on sale of discontinued operations	-	-	-	-

Net income	$16,816	$11,487	$72,516	$38,297

DDR Ownership interests (b)	$4,775	$4,154	$24,103	$14,256

Funds From Operations from joint ventures are summarized as follows:

Net income	$16,816	$11,487	$72,516	$38,297

(Gain) loss on sale of real estate and real estate investments; including discontinued operations	273	-	(15,075)	97

Depreciation and amortization of real estate investments	8,537	9,873	26,822	26,620

	$25,626	$21,360	$84,263	$65,014

DDRC Ownership interests (b)	$8,794	$7,930	$32,145	$23,964

DDRC Partnership distributions received, net	$9,700	$7,556	$47,854	$16,282

(a)	Revenues for the three month periods ended September 30, 2002 and 2001 included approximately $0.7 million and $1.1 million, respectively, resulting from the recognition of straight line rents of which the Company’s proportionate share is $0.2 million and $0.4 million, respectively. Revenues for the nine month

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands - except per share data)

periods ended September 30, 2002 and 2001 included approximately $2.5 million and $3.4 million, respectively, resulting from the recognition of straight line rents of which the Company’s proportionate share is $0.9 million and $1.2 million, respectively.

(b)	At September 30, 2002 and 2001, the Company owned joint venture interests relating to 49 and 55 shopping center properties, respectively. The Company’s share of net income has been reduced by $1.9 million and $0.9 million for the nine month periods ended September 30, 2002 and 2001, respectively, to reflect additional basis depreciation and deferred gain on sale.

(E)	Represented the Company’s minority equity investment in AIP which was merged into a wholly owned subsidiary of the Company on May 14, 2001.

(F)	Minority Equity Interests are comprised of the following:

	Three Month Period		Nine Month Period
	Ended September 30,		Ended September 30,
	2002	2001	2002	2001

Minority interests	$458	$404	$1,355	$530

Preferred Operating Partnership Units	4,770	4,770	14,311	14,311

Operating Partnership Units	342	372	1,104	1,147

	$5,570	$5,546	$16,770	$15,988

(G)	The operating results relating to assets sold and held for sale are as follows (in thousands):

	Three Month Period		Nine Month Period
	Ended September 30,		Ended September 30,
	2002	2001	2002	2001

Revenues	$403	$734	$1,543	$3,595

Expenses:

Operating	195	235	596	623

Depreciation	9	207	370	611

Interest	56	131	195	394

	260	573	1,161	1,628

	143	161	382	1,967

Impairment charge and gain on sales of real estate, net	468	-	(3,058)	-

Income from discontinued operations	$611	$161	$(2,676)	$1,967

(H)	For purposes of computing FFO per share (basic), the weighted average shares outstanding were adjusted to reflect the conversion, on a weighted average basis, of 0.9 million and 1.0 million Operating Partnership Units (OP Units) outstanding at September 30, 2002 and 2001, respectively, into 0.9 million and 1.0 million common shares of the Company for the three month periods ended September 30, 2002 and 2001, respectively, and 1.0 million common shares of the Company for each of the nine month periods ended September 30, 2002 and 2001. The weighted average diluted shares and OP Units outstanding were 66.9 million and 57.1 million for the three month periods ended September 30, 2002 and 65.6 million and 56.6 million for the nine 2001, respectively, and month periods ended September 30, 2002 and 2001, respectively.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands)

Selected Balance Sheet Data:

	September 30, 2002	December 31, 2001

Assets:

Real estate and rental property:

Land	$487,127	$419,261

Buildings	2,093,952	1,869,753

Fixtures and tenant improvements	73,094	60,115

Land under development	21,354	25,539

Construction in progress	122,325	118,997

	2,797,852	2,493,665

Less accumulated depreciation	(392,898)	(351,709)

Real estate, net	2,404,954	2,141,956

Cash	9,227	19,069

Advances to and investments in joint ventures	253,366	255,565

Notes receivable	11,933	5,221

Receivables, including straight line rent	56,951	51,694

Real estate property held for sale, net	7,095	-

Other assets	31,595	23,702

	$2,775,121	$2,497,207

Liabilities:

Indebtedness:

Revolving credit facilities:

Variable rate debt	$324,000	$201,750

Fixed rate debt	200,000	200,000

Variable rate unsecured term debt	22,120	22,120

Senior unsecured fixed rate debt	307,400	405,827

Senior unsecured variable rate debt	100,000	-

Mortgage and other secured debt	546,866	478,604

	1,500,386	1,308,301

Dividends payable	24,736	22,072

Other liabilities	88,973	82,419

	1,614,095	1,412,792

Minority interests	248,537	250,401

Shareholders’ equity	912,489	834,014

	$2,775,121	$2,497,207

DEVELOPERS DIVERSIFIED REALTY CORPORATION

Financial Highlights
(in thousands)

Selected Balance Sheet Data (Continued):

Combined condensed balance sheets relating to the Company’s joint ventures are as follows:

	September 30,	December 31,
	2002	2001

Land	$343,216	$374,531

Buildings	1,166,103	1,272,394

Fixtures and tenant improvements	23,813	18,391

Construction in progress	215,083	111,660

	1,748,215	1,776,976

Accumulated depreciation	(148,374)	(140,850)

Real estate, net	1,599,841	1,636,126

Receivables, including straight line rent, net	67,802	51,764

Investment in joint ventures	18,407	21,949

Other assets	71,631	60,778

	$1,757,681	$1,770,617

Mortgage debt (a)	$1,195,537	$1,168,686

Notes and accrued interest payable to DDRC	83,173	80,515

Other liabilities	43,634	46,236

	1,322,344	1,295,437

Accumulated equity	435,337	475,180

	$1,757,681	$1,770,617

(a)	The Company’s proportionate share of joint venture debt aggregated approximately $400.3 million and $401.1 million at September 30, 2002 and December 31, 2001, respectively.

Financial Summary

Developers Diversified Realty

Quarterly Financial Supplement
For The Nine Months Ended September 30, 2002

FINANCIAL HIGHLIGHTS
(In Thousands Except Per Share Information)	Nine Month	Nine Month
	Period Ended	Period Ended	Year Ended December 31
	September 30	September 30
	2002	2001	2001	2000	1999	1998

FUNDS FROM OPERATIONS:

Net Income Applicable to Common Shareholders	$51,785	$51,729	$65,111	$73,571	$60,135	$57,969

Depreciation and Amortization of Real Estate Investments	$56,237	$44,339	$63,200	$52,975	$51,497	$42,631

Equity in Net Income From Joint Ventures	($22,398)	($13,431)	($17,010)	($17,072)	($20,621)	($12,888)

Equity in Net Income From Minority Equity Investment	$0	($1,550)	($1,550)	($6,224)	($6,453)	($686)

Joint Venture Funds From Operations	$32,145	$23,964	$31,546	$30,512	$32,317	$20,779

Minority Equity Investment Funds From Operations	$0	$6,448	$6,448	$14,856	$12,965	$1,493

Operating Partnership Minority Interest Expense	$1,104	$1,147	$1,531	$4,126	$6,541	$3,069

Non-Recurring & Extraordinary Charges	$0	$2,895	$2,895	$0	$0	$882

Loss (Gain) on Sales of Real Estate	$3,058	($15,761)	($16,688)	($23,440)	$1,664	($248)

FUNDS FROM OPERATIONS	$121,931	$99,781	$135,482	$129,303	$138,044	$113,001

PER SHARE INFORMATION:

Funds From Operations — Diluted	$1.86	$1.76	$2.38	$2.19	$2.05	$1.86

Net Income — Diluted	$0.80	$0.93	$1.17	$1.31	$0.95	$0.98

Cash Dividends	$1.14	$1.11	$1.48	$1.44	$1.40	$1.31

WEIGHTED AVERAGE SHARES AND OPERATING PARTNERSHIP UNITS, FFO	65,548	56,601	56,957	59,037	68,412	62,501

TOTAL MARKET CAPITALIZATION (1)	$3,461,981	$2,916,512	$2,982,461	$2,490,917	$2,392,455	$2,508,424

DEBT TO TOTAL MARKET CAPITALIZATION (1)	43.13%	47.54%	43.87%	49.28%	48.15%	39.88%

DEBT TO TOTAL UNDEPRECIATED ASSETS, INVESTMENTS, CASH & NOTES REC	48.41%	49.95%	47.18%	47.82%	45.78%	43.71%

DIVIDEND PAYOUT RATIO (1)	61.41%	62.57%	62.53%	65.19%	66.45%	69.73%

GEN. & ADMIN. EXPENSES AS A PERCENTAGE OF TOTAL REVENUES (2)	4.39%	4.28%	4.25%	4.27%	4.09%	3.83%

GENERAL AND ADMINISTRATIVE EXPENSES	$20,012	$17,838	$24,175	$20,449	$17,774	$12,918

REVENUES:

DDR Revenues	$265,728	$236,699	$324,148	$285,416	$263,932	$227,844

Joint Venture Revenues	$189,651	$180,272	$244,663	$193,275	$170,714	$109,752

TOTAL REVENUES (3)	$455,379	$416,971	$568,811	$478,691	$434,646	$337,596

NET OPERATING INCOME:

DDR Net Operating Income	$185,547	$164,548	$224,889	$204,922	$194,263	$168,670

Joint Venture Net Operating Income	$124,062	$124,028	$166,545	$136,440	$119,544	$81,707

TOTAL NET OPERATING INCOME (4)	$309,608	$288,576	$391,433	$341,362	$313,807	$250,377

REAL ESTATE AT COST:

DDR Real Estate at Cost	$2,810,381	$2,480,594	$2,493,665	$2,161,810	$2,068,274	$1,890,423

Joint Venture Real Estate at Cost (5)	$1,814,829	$1,840,142	$1,862,515	$1,522,493	$1,441,322	$1,146,528

TOTAL REAL ESTATE AT COST (6)	$4,625,210	$4,320,736	$4,356,179	$3,684,302	$3,509,596	$3,036,951

(1)	See Market Capitalization and Financial Ratio section for detail calculation.

(2)	The calculation includes joint venture revenues. However, it does not include revenues from properties managed for third parties including the Burnham Pacific portfolio of properties in which property management services were retained from the fourth quarter of 2000 through the second quarter of 2002.

(3)	Includes revenues from discontinued operations.

(4)	Includes NOI associated with acquisitions, expansions and developments from completion date of said capital transactions.

(5)	Includes gross up of assets shown as equity investment in joint ventures.

(6)	Includes construction in progress (CIP) at September 30, 2002 of $396.9 million (includes $253.3 million of CIP included in joint ventures, of which $89.6 million represents the Company’s proportionate share), and at December 31, 2001, 2000, 1999, 1998 CIP aggregated $287.7 million, $305.4 million, $308.2 million and $211.6 million, respectively.

Financial Highlights     2.1

Developers Diversified Realty

Quarterly Financial Supplement
For The Nine Months Ended September 30, 2002

MARKET CAPITALIZATION & FINANCIAL RATIOS
	Nine Month
	Period Ended	Year Ended December 31
	September 30
	2002	2001	2000	1999	1998

DDR RATIO OF DEBT TO TOTAL MARKET CAP:

Total Debt	$1,493,250	$1,308,301	$1,227,575	$1,152,051	$1,000,481

Total Market Capitalization*	$3,461,981	$2,982,461	$2,490,917	$2,392,455	$2,508,424

	43.13%	43.87%	49.28%	48.15%	39.88%

DDR DEBT TO UNDEPRECIATED REAL ESTATE ASSETS, INVESTMENTS AND NOTES RECEIVABLE	48.41%	47.18%	47.82%	45.78%	43.71%

DDR, INCLUDING PROPORTIONATE SHARE OF JV DEBT, TOTAL MARKET CAPITALIZATION:

Total Debt*	$1,893,564	$1,688,904	$1,550,398	$1,618,685	$1,370,123

Total Market Capitalization*	$3,862,295	$3,363,064	$2,813,740	$2,859,088	$2,878,066

	49.03%	50.22%	55.10%	56.62%	47.61%

DDR & JV DEBT TO UNDEPRECIATED REAL ESTATE ASSETS, INVESTMENTS & NOTES RECEIVABLE	54.68%	53.85%	54.54%	54.12%	52.26%

INTEREST COVERAGE RATIO:

Interest Expense	$58,179	$81,770	$77,030	$68,023	$57,196

FFO Before Interest and Preferred Dividends*	$214,988	$263,595	$248,896	$238,486	$190,149

	3.70	3.22	3.23	3.51	3.32

DEBT SERVICE COVERAGE RATIO:

Debt Service*	$63,265	$88,764	$82,103	$73,022	$61,124

FFO Before Interest and Preferred Dividends*	$214,988	$263,595	$248,896	$238,486	$190,149

	3.40	2.97	3.03	3.27	3.11

FIXED CHARGES (INCLUDING PREFERRED DIVIDENDS) COVERAGE RATIO

Fixed Charges	$98,143	$135,107	$124,666	$105,440	$81,076

FFO Before Interest and Preferred Dividends*	$214,988	$263,595	$248,896	$238,486	$190,149

	2.19	1.95	2.00	2.26	2.35

DIVIDEND PAYOUT RATIO

Common Share Dividends and Operating Partnership Interest	$74,872	$84,721	$84,297	$91,736	$78,799

Funds From Operations	$121,931	$135,482	$129,303	$138,044	$113,001

	0.61	0.63	0.65	0.66	0.70

* See Attached for Detail Calculation

Market Capitalization and Financial Ratios     2.2

Developers Diversified Realty

Quarterly Financial Supplement
For The Nine Months Ended September 30, 2002

	Nine Month
	Period Ended	Year Ended December 31
	September 30
	2002	2001	2000	1999	1998	1997

DDR TOTAL MARKET CAPITALIZATION

Common Shares Outstanding	64,921	59,455	54,880	59,504	61,289	55,376

Operating Partnership Units Outstanding	946	1,038	1,051	4,702	4,581	18

Total	65,867	60,493	55,932	64,206	65,870	55,394

Share Price	$22.0100	$19.1000	$13.3125	$12.8750	$17.7500	$19.1250

Market Value of Common Shares	$1,449,731	$1,155,410	$744,592	$826,654	$1,169,193	$1,059,410

Preferred Shares at Book Value	$304,000	$303,750	$303,750	$303,750	$303,750	$149,750

Preferred Units and Warrant	$215,000	$215,000	$215,000	$110,000	$35,000	$0

Total Debt	$1,493,250	$1,308,301	$1,227,575	$1,152,051	$1,000,481	$668,521

TOTAL MARKET CAPITALIZATION	$3,461,981	$2,982,461	$2,490,917	$2,392,455	$2,508,424	$1,877,681

DDR TOTAL MARKET CAPITALIZATION - INCLUDING PROPORTIONATE SHARE OF JV DEBT

Common Shares Outstanding	64,921	59,455	54,880	59,504	61,289	55,376

Operating Partnership Units Outstanding	946	1,038	1,051	4,702	4,581	18

Total	65,867	60,493	55,932	64,206	65,870	55,394

Share Price	$22.0100	$19.1000	$13.3125	$12.8750	$17.7500	$19.1250

Market Value of Common Shares	$1,449,731	$1,155,410	$744,592	$826,654	$1,169,193	$1,059,410

Preferred Shares at Book Value	$304,000	$303,750	$303,750	$303,750	$303,750	$149,750

Preferred Units and Warrant	$215,000	$215,000	$215,000	$110,000	$35,000	$0

Total Debt	$1,493,250	$1,308,301	$1,227,575	$1,152,051	$1,000,481	$668,521

Proportionate Share of JV Debt	$400,315	$380,604	$322,823	$466,633	$369,642	$190,283

TOTAL MARKET CAPITALIZATION	$3,862,295	$3,363,064	$2,813,740	$2,859,088	$2,878,066	$2,067,964

Market Capitalization and Financial Ratios     2.2

Developers Diversified Realty

Quarterly Financial Supplement
For The Nine Months Ended September 30, 2002

	Nine Month
	Period Ended	Year Ended December 31
	September 30
	2002	2001	2000	1999	1998

UNDEPRECIATED REAL ESTATE ASSETS, CASH, INVESTMENTS & NOTES RECEIVABLE

Undepreciated Real Estate Assets	$2,810,381	$2,493,665	$2,161,810	$2,068,274	$1,890,423

Cash and Cash Equivalents	$9,227	$19,070	$4,243	$5,992	$2,260

Notes Receivable	$11,933	$5,221	$4,824	$5,590	$49,008

Advances and Investments in Joint Ventures	$253,328	$255,327	$260,927	$299,176	$266,257

Minority Equity Investment	$0	$0	$135,028	$137,234	$80,710

	$3,084,869	$2,773,281	$2,566,831	$2,516,266	$2,288,658

DDR & JV UNDEPRECIATED REAL ESTATE ASSETS, INVESTMENTS & NOTES RECEIVABLE

Undepreciated Real Estate Assets	$2,810,381	$2,493,665	$2,161,810	$2,068,274	$1,890,423

Notes Receivable or Proportionate Share Thereof	$41,703	$22,000	$42,187	$70,025	$65,606

Minority Equity Investment	$0	$0	$135,028	$137,234	$80,710

Proportionate Share of JV Undepreciated Real Estate Assets	$610,873	$620,688	$503,902	$715,118	$585,169

	$3,462,957	$3,136,353	$2,842,926	$2,990,652	$2,621,908

FUNDS FROM OPERATIONS BEFORE INTEREST AND PREFERRED DIVIDENDS

FFO	$121,931	$135,482	$129,303	$138,044	$113,001

Interest Expense	$58,179	$81,770	$77,030	$68,023	$57,196

Preferred Dividends, Including Preferred Operating Minority Interest	$34,878	$46,343	$42,563	$32,419	$19,952

	$214,988	$263,595	$248,896	$238,486	$190,149

DEBT SERVICE

Interest Expense	$58,179	$81,770	$77,030	$68,023	$57,196

Recurring Principal Amortization	$5,086	$6,994	$5,073	$4,999	$3,928

	$63,265	$88,764	$82,103	$73,022	$61,124

FIXED CHARGES

Debt Service	$63,265	$88,764	$82,103	$73,022	$61,124

Preferred Dividends, Including Preferred Operating Minority Interest	$34,878	$46,343	$42,563	$32,419	$19,952

	$98,143	$135,107	$124,666	$105,440	$81,076

Market Capitalization and Financial Ratios     2.2

Market Capitalization Summary

$3.5 Billion Total Capitalization as of September 30, 2002 (1), (2), (3)

Perpetual Preferred Stock $304.0 9%
Fixed Rate Sr. Unsecured Debt $300.3 9%
Preferred Partnership Units & Warrant $215.0 6%
Floating Rate Sr. Unsecured Debt $100.0 3%
Variable Rate Construction Finance $79.1 2%
Common Shares Equity (2) $1,449.7 41%
Variable Rate Revolving Credit Debt $324.0 9%
Fixed Rate Revolving Credit Debt $200.0 6%
Unsecured Variable Rate Term Debt $22.1 1%
Fixed Rate Mortgage Debt (3) $467.7 14%

(1) Figures in millions unless otherwise noted.

Market Capitalization Summary $3.5 Billion Total Capitalization (1), (2), (3) as of September 30, 2002
Perpetual Fixed Rate Sr. Preferred Stock Unsecured Debt Preferred Partnership $304.0 $300.3 Units & Warrant 9% Floating Rate Sr. 9% $215.0 Unsecured Debt 6% $100.0 3%
Variable Rate Construction Finance $79.1 Common 2% Shares Equity (2) $1,449.7 41% Variable Rate Revolving Credit Debt $324.0 9%
Fixed Rate Revolving Credit Debt $200.0 (1) Figures in millions unless otherwise noted. 6% (2) Market Value ($22.01 per share as of September 30, 2002) Unsecured includes operating partnership units equivalent to approximately 0.9 million of the Company’s Common shares. Variable Rate Term Debt Fixed Rate $22.1 (3) Does not include proportionate share of joint Mortgage Debt (3) venture debt aggregating $400.3 million. 1% $467.7 14%

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Significant Accounting Policies

Revenues
•	Percentage and overage rents are recognized after the tenants reported sales have exceeded the applicable sales breakpoint.

•	Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon the provision of tenants’ leases.

•	Lease termination fees are included in other income and recognized upon termination of a tenant’s lease, which generally coincides with the receipt of cash.

General and Administrative Expenses
•	General and administrative expenses include internal leasing salaries, legal salaries and related expenses associated with the leasing of space which are charged to operations as incurred. All indirect internal costs associated with acquisitions are expensed as incurred.

Deferred Financing Costs
•	Costs incurred in obtaining long-term financing are included in deferred charges and are amortized over the terms of the related debt agreements; such amortization is reflected as interest expense in the consolidated statements of operations.

Real Estate
•	Real estate assets are stated at cost less accumulated depreciation, which, in the opinion of management, is not in excess of the individual property’s estimated undiscounted future cash flows, including estimated proceeds from disposition.

•	Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	18 to 31 years

Furniture/Fixtures and Tenant Improvements	Useful lives, which approximate lease terms, where applicable

Significant Accounting Policies   2.4

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Significant Accounting Policies (Continued)

•	Expenditures for maintenance and repairs are charged to operations as incurred. Renovations that improve or extend the life of the asset are capitalized.

•	Included in land is undeveloped real estate, generally outlots or expansion pads adjacent to the shopping centers and enclosed malls owned by the Company.

•	Construction in progress includes shopping center developments and significant expansions and redevelopments.

Capitalization

•	The Company capitalizes interest on funds used for the construction or expansion of shopping centers. Capitalization of interest ceases when construction activities are completed and the property is available for occupancy by tenants.

•	For the nine month period ended September 30, 2002 and the years ended December 31, 2001, 2000, 1999 and 1998, the Company capitalized interest of $7.2 million, $12.9 million, $18.2 million, $13.4 million, $9.9 million and $4.0 million, respectively.

•	In addition, the Company capitalized certain construction administration costs of $3.7 million for the nine month period ended September 30, 2002 and $3.3 million, $3.2 million, $2.4 million and $1.8 million for the years ended December 31, 2001, 2000, 1999 and 1998, respectively.

•	Interest and real estate taxes incurred during the construction period are capitalized and depreciated over the building life.

Gain on Sales of Real Estate

•	Gain on sales of real estate generally related to the sale of outlots and land adjacent to existing shopping centers is recognized at closing when the earnings process is deemed to be complete.

Significant Accounting Policies   2.4

Consolidated and Wholly Owned Financial Operations

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Wholly Owned and Consolidated Capital Transactions

Acquisitions, Dispositions, Developments & Expansions
for the Nine Month Period Ended September 30, 2002

	Nine Months
	Ended		Year Ended	Year Ended	Year Ended	Year Ended
	September 30,		December 31,	December 31,	December 31,	December 31,
	2002		2001	2000	1999	1998

Acquisitions/Transfers	$297.6	(2)	$289.3 (4)	$81.1 (5)	$78.3 (6)	$688.4

Completed Expansions	8.0		13.7	13.6	43.3	11.2

Developments & Construction in Progress	49.3		72.9	81.2	75.6	121.0

Tenant Improvements & Building Renovations(1)	5.3		6.1	6.3	6.6	4.4

Furniture Fixtures & Equipment	2.1		2.5	0.4	5.3	2.3

	$362.3		$384.5	$182.6	$209.1	$827.3

Less: Real Estate Sales & Joint Venture Transfers	($45.6	)(3)	($52.7)	($89.1)	($37.6)	($328.8)

Total DDR Additions (Millions)	$316.7		$331.8	$93.5	$171.5	$498.5

(1)  The Company estimates recurring capital expenditures, including tenant improvements, of approximately $6.5 million associated with its wholly owned and consolidated portfolio during 2002.

(2)  Includes transfers from joint ventures of the Independence, MO shopping center, Phase IV of the Salisbury, MD shopping center, Canton, OH shopping center, Plainville, CT shopping center, and San Antonio, TX shopping center to DDR.
(3)  Includes a transfer to joint ventures for the newly developed shopping center in Kildeer, Illinois, the sales of shopping centers located in Cape Coral, Florida, Huntsville, Alabama, Ocala, Florida and St. Louis, Missouri, the sale of three outlots, a $4.7 million impairment charge relating to a shopping center located in Orlando, Florida, and a write-off of $5.0 million relating to the former K-mart space at North Little Rock, Arkansas which is being redeveloped. This line item does not include the balance sheet reclassification of assets held for sale.
(4)  The balance reflects the consolidation of the assets formerly owned by American Industrial Properties (AIP) which was merged during 2Q 2001.
(5)  Includes transfers to DDR in the aggregate amount of $76.7 million relating to the Nassau Pavilion development project, two former DDR/Oliver McMillan projects, and Phase II of the Salisbury, MD development project. All of which were previously accounted for through joint ventures.
(6)  Includes a transfer of the Everett development project to DDR and the Salem development project to DD Development Co.

Summary of Wholly Owned Capital Transactions   3.1

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Wholly Owned and Consolidated Acquisitions
for the Nine Month Period Ended September 30, 2002

		Cost	Acquisition
Property Location	GLA(2)	(Millions)	Date	Major Tenants

San Francisco, CA	123,755	$19.8 (1)	02/28/02	AMC Theatre, Bally's Fitness

Richmond, CA	246,685	$31.7	02/28/02	Century Theater, Ross Dress for Less, Circuit City, Barnes & Noble, OfficeMax, Petsmart

Salisbury, MD (Phase IV)	6,920	$0.5	03/14/02	Reico, Leisure Time Fitness

Independence, MO	406,850	$40.9	02/11/02	Kohl's, Bed Bath & Beyond, Marshalls, Rhodes Furniture, Barnes & Noble, AMC Theatre

Canton, OH	275,675	$21.6	06/14/02	Target, Dicks Clothing & Sporting Goods, David's Bridal, DSW Shoe Warehouse, Kohl's

Plainville, CT	478,596	$59.1	07/01/02	Lowe's Home Improvements, Loew's Cineplex Theater, Kmart, A.C. Moore, Linens 'N Things, Old Navy, Kohl's

San Antonio, TX	223,542	$41.5	07/26/02	Target, Lowe's Home Improvement, Michael's, Linens 'N Things, Barnes & Noble, T.J. Maxx, Ross Dress for Less, Old Navy, OfficeMax

Birmingham, AL	228,344	$11.3	07/31/02	Marshall's, Michaels, Toys 'R Us, Kids 'R Us, Pier One, The Mens Wearhouse, Goody's Family Clothing

Columbia, SC	312,178	$19.5	07/31/02	Barnes & Noble, OfficeMax, Marshall's, Hancock Fabrics, The Avenue, Olive Garden, Rugged Wearhouse, Shoe Carnival, Babies 'R Us, Pier One

Ft. Worth, TX	133,814	$9.2	07/31/02	Albertson's, Eckerd Drug, Starbucks, Radio Shack

Wichita, KS	300,659	$15.9	07/31/02	Barnes & Noble, OfficeMax, Osco Drug, TJ Maxx, Toys 'R Us, David's Bridal, Famous Footwear

Lewisville, TX	557,051	$26.6	07/31/02	Toy's R' Us, Best Buy, Petsmart, Pier One, Olive Garden, Academy Sports

Total	3,294,069	$297.6

(1)  The Company also obtained a mortgage note receivable of approximately $15 million.

(2) GLA includes property managed, but not owned.

Wholly Owned Acquisitions   3.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Wholly Owned and Consolidated Dispositions
for the Nine Month Period Ended September 30, 2002

		Gross Sale
		Proceeds
Property Location	GLA	(Millions)	Sale Date

Kildeer, IL (a)	155,490	$28.0	3/28/2002

Huntsville, AL	115,202	$4.4	4/11/2002

Cape Coral, FL	74,202	$5.1	4/15/2002

Ocala, FL	19,280	$0.9	8/7/2002

St. Louis, MO	9,048	$2.0	9/20/2002

Total	373,222	$40.4

(a)  The property was sold to DDRA Kildeer LLC, which is a joint venture between DRA Advisors (90%) and DDR (10%).

Wholly Owned Dispositions   3.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Wholly Owned and Consolidated
Expansion and Redevelopment Projects
for the Nine Month Period Ended September 30, 2002

Projects Completed

Denver, CO	Demised former HomePlace space and retenanted with Cost Plus World Market and Loehmann’s.

St. Louis, MO	Demised former HomePlace space and retenanted with Bed Bath & Beyond and David’s Bridal.

Detroit, MI	Demised former Farmer Jack’s Grocer space and retenanted with Bally’s Total Fitness and Big Lots.

Lebanon, OH	Purchased adjacent property and relocated three tenants to add a Home Depot to the shopping center.

N. Olmsted, OH	Demised former HomePlace space and retenanted with Bed Bath & Beyond (opened 10/01) and Pier 1 Imports (opened 5/02). Also expanded Kronheim’s existing space by 7,250 sf, which opened in August 2002.

Total Net Cost (Millions)	$8.0

Projects in Progress

Birmingham, AL	Retenanting the former Wal-Mart space with Lowe’s Home Improvement and adding a 45,600 sf expansion, which will include a Ross Dress for Less (currently under construction) and Petco.

N. Little Rock, AR	Demolished the former K-Mart space to rebuild for Bed, Bath & Beyond (opened 9/02), Sports Authority, and up to 35,200 sf of additional retail space.

Brandon, FL	Retenanting the former Scotty’s with 66,000 sf two story Kanes Furniture store.

N. Canton, OH	Expansion of existing Kohl’s space by approximately 20,000 sf and the addition of an additional 7,000 sf of retail space.

Taylorsville, UT	Redevelopment of the center, including the demolition of the former theater to rebuild a 35,000 sf 24 Hour Fitness (scheduled to open in 4th quarter 2002), and the relocation of several small retailers to accommodate a 30,200 sf Ross Dress for Less.

Total Net Cost (Millions)	$21.3

Projects to Commence Construction

Bayonet Point, FL	Relocation of three small shops for the expansion of existing Beall’s space by approximately 15,700 sf.

Tiffin, OH	Retenanting the former Kmart with Marque Theatre and 15,000 sf of additional retail space.

Riverdale, UT (North)	Retenanting the former Wal-Mart space with a Meier and Frank Department Store.

Wholly Owned Expansions and Redevelopments   3.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Wholly Owned and Consolidated Development Projects
for the Nine Month Period Ended September 30, 2002

					Substantial
				Net Cost	Completion
Projects Substantially Completed		GLA		(Millions)	Date	Major Tenants

Meridian (Boise), ID Phase I & II	576,623	(1)	$62.9	(1)	2000 (Phase I) 2003 (Phase II)	Phase I: Wal*Mart Supercenter (not owned), Shopko, Shepler's, Bed Bath & Beyond, Office Depot, Old Navy, Sportsman's Warehouse, Ross Dress for Less, Marshalls, additional small retailers and restaurants.
						Phase II: 142,795 square feet of additional retail space.

Projects in Progress

Riverdale (Salt Lake City), UT Phase I		469,313	(2)	$20.8	2003	Wal*Mart Supercenter (not owned), Sam's Club (not owned), both stores opened 3rd quarter 2002.

Coon Rapids (Minneapolis), MN (Central Quadrant, adjacent to DDR’s existing property)		288,256		$41.6	1st Half 2003 (Phase I) 2004 (Phase II)	Ulta 3 Cosmetics, Border's, Maurice's, Lane Bryant, Sprint.

Long Beach, CA (The Pike at Rainbow Harbor) Phase I	(3)	343,651		$113.4	2nd Half 2003	Crown Theatres, Gameworks, Carnival Club, Gladstones, Prego, P.F. Changs, National Sports Grill, Island Burgers, Bubba Gump, California Pizza Kitchen.

Wholly Owned Development Totals		1,677,843		$238.7

Notes:

(1)  Meridian project costs and square footage are aggregated for Phase I and Phase II.
(2) Includes square footage which will not be Company owned.
(3) At September 30, 2002, DDR had incurred total costs of approximately $32.3 million. It is anticipated that a significant portion of remaining project costs will be funded through project financing proceeds and possible institutional investor equity capital, which will be obtained prior to completion.

Wholly Owned Developments   3.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Wholly Owned and Consolidated Development
Assets Placed in Service as of September 30, 2002

Assets Placed in Service
Date	(Millions)

As of December 31, 2001	$38.5

1st Quarter 2002	$0.0

2nd Quarter 2002	$2.3

3rd Quarter 2002	$2.8

4th Quarter 2002	$9.7

During 2003 and Thereafter	$185.4

Total	$238.7

Wholly Owned and Consolidated Development
Funding Schedule as of September 30, 2002

Funded as of September 30, 2002	$125.5

Projected Net Funding During 2002	$11.9

Projected Net Funding Thereafter	$101.3

Total	$238.7	(1)

(1)  Amount will be reduced by the additional proceeds to be obtained through the construction loans relating to the Meridian, Coon Rapids and The Pike projects.

Wholly Owned Developments   3.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Consolidated Debt
as of September 30, 2002

		Mortgage		Maturity	Interest
		Balance		Date	Rate(1)

SENIOR DEBT:

Unsecured Credit Facility:

$650 Million Revolving Credit Facility		515,000,000	(2)	05/05	2.798

Secured Credit Facility:

$30 Million Revolving Credit Facility		9,000,000		06/05	2.810

Total Credit Facility Debt		524,000,000

Unsecured Term Loan	V	22,120,000		12/03	3.111

Total Bank Debt		546,120,000

Public Debt:

Medium Term Notes	F	3,000,000		12/02	7.150

Medium Term Notes	F	4,000,000		01/03	7.040

Medium Term Notes	F	3,000,000		01/03	7.030

Medium Term Notes	F	15,000,000		02/03	7.010

Medium Term Notes	F	3,000,000		02/03	7.010

Medium Term Notes	F	10,000,000		07/04	6.900

Medium Term Notes	F	5,000,000		07/04	6.940

Medium Term Notes	F	50,000,000	(3)	12/04	6.840

Medium Term Notes	F	1,000,000		11/05	7.280

Medium Term Notes	F	94,399,584	(4)	03/07	6.840

Medium Term Notes	F	10,000,000		07/07	6.950

Medium Term Notes	F	2,000,000		12/07	7.050

Medium Term Notes	F	99,863,467		01/08	6.625

Medium Term Notes	F	100,000,000		07/18	7.500

Total Public Debt		400,263,051

MORTGAGE DEBT:

Bayonet Point, FL	F	5,327,208		08/06	9.750

Erie, PA	F	26,000,000		04/11	6.880

Erie, PA	F	3,000,000		04/11	6.880

Boardman, OH	F	27,000,000		04/11	6.880

St. Louis, MO (Sunset)	F	35,000,000		04/11	6.880

St. Louis, MO (Brentwood)	F	26,000,000		04/11	6.880

Denver, CO (Centennial)	F	39,000,000		04/11	6.880

Cedar Rapids, IA	F	10,677,064		01/20	9.375

St. Louis, MO (Olympic)	F	4,179,934		08/07	9.150

St. Louis, MO (Gravois)	F	2,379,908		07/12	8.625

St. Louis, MO (Keller)	F	2,138,027		01/10	8.625

St. Louis, MO (Home Qtrs)	F	3,092,888		01/15	8.750

Mt. Pleasant, SC	F	5,961,505		04/03	8.250

Sault St. Marie, MI	F	4,434,480		05/07	8.375

Detroit, MI	F	9,262,170		09/05	7.375

Logan, UT	F	824,396		06/12	8.750

Riverdale, UT (North)	F	9,486,559		10/20	9.300

Salt Lake City, UT	F	746,572		08/04	5.900

Brentwood, TN	F	15,953,448		02/25	8.050

Berlin, VT	F	4,940,000		08/07	9.750

Summary of Consolidated Debt   3.3

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Consolidated Debt
as of September 30, 2002 (continued)

Brainerd, MN	F	350,000		02/05	6.750

Spring Hill, FL	F	4,914,489		09/19	9.750

West Pasco, FL	F	4,783,894		02/12	9.625

Princeton, NJ	F	26,757,696		03/27	8.262

Bellefontaine, OH	F	2,745,603		12/16	7.500

Dublin, OH	F	9,986,801		09/06	8.375

Pickerington, OH	F	4,729,948		12/06	8.250

Dallas, TX (Beltline)	F	1,520,725		12/03	8.610

Houston, TX (Commerce Park)	F	1,860,957		12/03	8.610

Irving, TX (Gateway)	F	2,525,585		12/03	8.610

Arlington, TX (Meridian)	F	1,030,189		12/03	8.610

Dallas, TX (Northgate)	F	4,585,930		12/03	8.610

Houston, TX (Plaza Southwest)	F	2,990,824		12/03	8.610

Houston, TX (Westchase)	F	1,176,390		12/03	8.610

Dallas, TX (Carpenter)	F	28,963,861		01/08	7.250

Silver Springs, MD (Tech 29-1)	F	7,194,283		02/09	7.330

Silver Springs, MD (Tech 29-2)	F	3,649,475		09/06	9.050

Silver Springs, MD (Tech 29-3)	F	4,196,702		11/06	8.580

Meridian, ID	V	34,001,698		09/03	3.311

Everett, MA	V	32,789,587		12/02	3.661

Toledo, OH	V	23,000,000		12/02	3.011

Princeton, NJ	V	25,000,000		09/25	3.311

Independence, MO	V	27,500,000		11/02	3.211

N Canton, OH	V	15,157,690		09/08	3.311

Mt. Laurel, NJ	V	12,350,000		06/04	3.311

San Antonio, TX	V	27,699,995		07/06	3.311

Total Mortgage Debt		546,866,481

Total Debt		$1,493,249,532

Adjustment for Reverse Swap		$7,136,838	(5)

		$1,500,386,370

Weighted Average - Total				5.22 years	5.5%

Weighted Average - Fixed				6.71 years	7.3%

Weighted Average - Floating				3.25 years	3.2%

Notes:

F - Fixed Rate Debt
V - Variable Rate Debt
1.	Interest rate figures reflect coupon rates of interest and do not include discounts or premiums. Annualized deferred finance cost amortization is approximately $3.9 million, net.

2.	Senior debt of $100 million has been converted to a fixed rate of 7.6%. An additional $100 million has been converted to a fixed rate of 6.3%. The remaining balance of $315 million is at the stated variable rate.

3.	Public debt of $40 million has been converted to a variable rate of 4.53%. The remaining balance of $10 million is at the stated fixed rate.

4.	Public debt of $60 million has been converted to a variable rate of 3.855%. The remaining balance of $34.4 million is at the stated fixed rate.

5.	Offset included in other assets.

Summary of Consolidated Debt   3.3

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Consolidated Mortgage Principal Payments and Corporate Debt Maturities
as of September 30, 2002

	2002	2003	2004	2005	2006	2007	2008
	Payments	Payments	Payments	Payments	Payments	Payments	Payments

PROPERTY MORTGAGES

Bayonet Point, FL					5,327,208

Cedar Rapids, IA	238,172	261,484	287,080	315,180	346,032	379,903	417,090

St. Louis, MO (Olympic)	254,442	279,374	306,037	335,244	367,239	2,826,678

St. Louis, MO (Gravois)	217,184	251,792	282,102	309,630	355,259	389,043	291,874

St. Louis, MO (Keller)	204,878	223,265	243,301	265,136	288,930	314,858	343,115

St. Louis, MO (Home Quarters)	135,608	148,664	162,287	177,159	193,393	211,116	230,462

Mt. Pleasant, SC	231,346	5,901,882

Sault St Marie, MI	770,751	837,837	910,763	989,529	1,079,405	418,186

Detroit, MI	2,640,341	2,854,894	3,072,707	2,910,804

Logan, UT	52,508	57,291	62,510	68,204	74,418	81,196	88,593

Riverdale, UT (North)	197,910	217,120	238,196	261,317	286,683	314,511	345,040

Salt Lake City, UT	410,004	428,333	206,663

Brentwood, TN	252,370	269,809	292,348	316,770	343,232	371,905	402,973

Berlin, VT						4,940,000

Brainerd, MN

(K-Mart)	120,000	135,000	140,000	75,000

Spring Hill, FL	127,012	139,964	154,238	169,966	187,299	206,399	227,447

Toledo, OH	23,000,000

West Pasco, FL

Princeton, NJ	278,978	303,419	323,399	357,990	389,156	423,036	453,799

Princeton, NJ (Nassau Pav)

San Antonio, TX					27,699,995

Bellefontaine, OH	105,951	114,176	123,039	132,591	142,885	153,977	165,931

Dublin, OH	210,289	228,593	248,490	270,119	9,185,371

Pickerington, OH	171,107	185,769	201,688	218,971	4,079,415

Erie, PA

Erie, PA

N. Canton, OH (DOTRS)							15,157,690

Boardman, OH

St. Louis, MO (Sunset)

St. Louis, MO (Brentwood)

Independence, MO	27,500,000

Denver, CO (Centennial)

Dallas, TX (Beltline)	146,962	1,482,794

Houston, TX (Commerce Park)	51,564	1,847,648

Irving, TX (Gateway)	69,980	2,507,523

Arlington, TX (Meridian)	28,561	1,022,805

Dallas, TX (Northgate)	127,069	4,553,134

Houston, TX (Plaza Southwest)	82,872	2,969,435

Houston, TX (Westchase)	32,597	1,167,977

Dallas, TX (Carpenter)	393,525	423,026	454,735	488,821	525,462	564,850	26,405,905

Silver Springs, MD (Tech 29-1)	126,563	136,295	145,270	157,949	170,095	183,176	195,898

Silver Springs, MD (Tech 29-2)	70,804	77,485	84,795	92,796	3,376,141

Silver Springs, MD (Tech 29-3)	442,601	442,601	442,601	442,601	2,482,177

Payments Made Through 09/30/02	(6,810,826)

Total — Property Mortgages	51,881,123	29,469,390	8,382,249	8,355,777	56,899,795	11,778,834	44,725,817

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2009	2010	2011
	Payments	Payments	Payments	Thereafter	Total

PROPERTY MORTGAGES

Bayonet Point, FL					5,327,208

Cedar Rapids, IA	457,917	502,740	551,951	7,096,042	10,853,591

St. Louis, MO (Olympic)					4,369,014

St. Louis, MO (Gravois)	114,649	124,938	136,150	72,226	2,544,847

St. Louis, MO (Keller)	373,701	32,840			2,290,024

St. Louis, MO (Home Quarters)	251,581	274,635	299,802	1,109,192	3,193,899

Mt. Pleasant, SC					6,133,228

Sault St Marie, MI					5,006,472

Detroit, MI					11,478,746

Logan, UT	96,664	105,470	115,077	61,413	863,344

Riverdale, UT (North)	378,532	415,276	455,586	6,523,088	9,633,259

Salt Lake City, UT					1,045,000

Brentwood, TN	436,636	473,112	512,635	12,463,139	16,134,929

Berlin, VT					4,940,000

Brainerd, MN

(K-Mart)					470,000

Spring Hill, FL	250,642	276,201	304,368	3,690,046	5,733,583

Toledo, OH					23,000,000

West Pasco, FL				4,783,894	4,783,894

Princeton, NJ	499,373	542,848	590,108	22,801,248	26,963,354

Princeton, NJ (Nassau Pav)				25,000,000	25,000,000

San Antonio, TX					27,699,995

Bellefontaine, OH	178,812	192,694	207,653	1,306,609	2,824,318

Dublin, OH					10,142,862

Pickerington, OH					4,856,950

Erie, PA			26,000,000		26,000,000

Erie, PA			3,000,000		3,000,000

N. Canton, OH (DOTRS)					15,157,690

Boardman, OH			27,000,000		27,000,000

St. Louis, MO (Sunset)			35,000,000		35,000,000

St. Louis, MO (Brentwood)			26,000,000		26,000,000

Independence, MO					27,500,000

Denver, CO (Centennial)			39,000,000		39,000,000

Dallas, TX (Beltline)					1,629,756

Houston, TX (Commerce Park)					1,899,212

Irving, TX (Gateway)					2,577,503

Arlington, TX (Meridian)					1,051,366

Dallas, TX (Northgate)					4,680,203

Houston, TX (Plaza Southwest)					3,052,307

Houston, TX (Westchase)					1,200,574

Dallas, TX (Carpenter)					29,256,324

Silver Springs, MD (Tech 29-1)	6,172,722				7,287,968

Silver Springs, MD (Tech 29-2)					3,702,021

Silver Springs, MD (Tech 29-3)					4,252,583

Payments Made Through 09/30/02					(6,810,826)

Total — Property Mortgages	9,211,229	2,940,754	159,173,330	84,906,897	467,725,196

Summary of Consolidated Mortgage Principal Payments Corporate Debt Maturities   3.4

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Consolidated Mortgage Principal Payments and Corporate Debt Maturities
as of September 30, 2002 (con’t)

	2002	2003	2004	2005		2006	2007
	Payments	Payments	Payments	Payments		Payments	Payments

CONSTRUCTION LOANS

$36 Million Construction Loan US Bank)		34,001,698 (1)

$35.5 Million Construction Loan (National City Bank)	32,789,587 (1)

$22.1 Million Term Loan (Wells Fargo)		22,120,000

$25 Million Construction Loan (National City Bank)			12,350,000

Total — Construction Loans	32,789,587	56,121,698	12,350,000	0		0	0

UNSECURED DEBT

DEBT OFFERINGS

Senior Notes	3,000,000	25,000,000	65,000,000	1,000,000			106,399,584

Total — Debt Offerings	3,000,000	25,000,000	65,000,000	1,000,000		0	106,399,584

Total — Property Mortgages, Construction Loans & Debt Offerings	87,670,710	110,591,088	85,732,249	9,355,777		56,899,795	118,178,418

REVOLVING CREDIT FACILITIES

$650 Million Unsecured Credit (Bank One)				515,000,000	(2)

$30 Million Revolving Credit (National City Bank)				9,000,000	(3)

Total — Debt	87,670,710	110,591,088	85,732,249	533,355,777		56,899,795	118,178,418

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2008	2009	2010	2011
	Payments	Payments	Payments	Payments	Thereafter	Total

CONSTRUCTION LOANS

$36 Million Construction Loan (US Bank)						34,001,698

$35.5 Million Construction Loan (National City Bank)						32,789,587

$22.1 Million Term Loan (Wells Fargo)						22,120,000

$25 Million Construction Loan (National City Bank)						12,350,000

Total — Construction Loans	0	0	0	0	0	101,261,285

UNSECURED DEBT

DEBT OFFERINGS

Senior Notes	99,863,467				100,000,000	400,263,051

Total — Debt Offerings	99,863,467	0	0	0	100,000,000	400,263,051

Total — Property Mortgages, Construction Loans & Debt Offerings	144,589,284	9,211,229	2,940,754	159,173,330	184,906,897	969,249,532

REVOLVING CREDIT FACILITIES

$650 Million Unsecured Credit (Bank One)						515,000,000

$30 Million Revolving Credit (National City Bank)						9,000,000

Total — Debt	144,589,284	9,211,229	2,940,754	159,173,330	184,906,897	1,493,249,532

Notes:

      (1)  Balance at September 30, 2002 on revolving construction credit facilities.
      (2)  Balance at September 30, 2002 on $650 million revolving credit facility.
      (3)  Balance at September 30, 2002 on $30 million revolving credit facility.

Summary of Consolidated Mortgage Principal Payments Corporate Debt Maturities   3.4

Joint Venture Summaries

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Ventures (Combining Financial Information) (1)
(in millions)
Combining Balance Sheets as of September 30, 2002

	RVIP I A	RVIP III A	RVIP III B	RVIP III C	RVIP IV A		Community	Community	Community	Community
	Plainville, CT	Round Rock, TX	Deer Park, IL	San Antonio, TX	Hagerstown, MD	RVIP VII	Centers	Centers Four	Centers Five	Centers Six

Real Estate Assets	$0.0	$63.3	$64.6	$0.0	$0.0	$267.3	$431.7	$41.4	$248.0	$17.0

Accumulated Depreciation	—	(0.9)	(2.9)	—	0.0	(9.6)	(55.3)	(4.7)	(20.0)	(0.9)

Real Estate, net	0.0	62.4	61.7	0.0	0.0	257.7	376.4	36.7	228.0	16.1

Receivables, Net	0.0	1.4	1.0	0.0	0.0	5.3	18.8	1.4	7.7	0.4

Other assets	0.0	0.9	2.4	0.0	0.0	11.8	17.8	1.6	6.1	1.1

	$0.0	$64.7	$65.1	$0.0	$0.0	$274.8	$413.0	$39.7	$241.8	$17.6

Mortgage Debt	$0.0	$54.2	$47.3	$0.0	$0.0	$140.2	$360.8	$27.3	$156.0	$12.8

Amounts payable to DDRC	0.0	0.0	0.0	0.0	0.0	0.0	9.7	0.0	0.1	0.0

Other liabilities	0.0	1.9	1.2	0.0	0.0	2.9	6.8	1.4	3.7	0.5

	0.0	56.1	48.5	0.0	0.0	143.1	377.3	28.7	159.8	13.3

Accumulated equity (deficit)	0.0	8.6	16.6	0.0	0.0	131.7	35.7	11.0	82.0	4.3

	$0.0	$64.7	$65.1	$0.0	$0.0	$274.8	$413.0	$39.7	$241.8	$17.6

Combining Statements of Operations
for the period ended September 30, 2002

	RVIP I A	RVIP III A	RVIP III B	RVIP III C	RVIP IV A		Community	Community	Community	Community
	Plainville, CT	Round Rock, TX	Deer Park, IL	San Antonio, TX	Hagerstown, MD	RVIP VII	Centers	Centers Four	Centers Five	Centers Six

Revenues from operations	$4.1	$6.8	$8.0	$2.9	$0.0	$29.6	$47.3	$4.0	$26.5	$2.2

Rental operation expenses	1.3	2.4	3.0	0.7	0.0	9.8	13.2	1.4	8.1	0.8

Depreciation and amortization expense	0.6	0.8	1.2	0.6	0.0	4.6	6.7	0.7	3.8	0.2

Interest expense	0.6	1.5	2.2	0.7	0.0	7.3	16.7	1.5	8.0	0.9

	2.5	4.7	6.4	2.0	0.0	21.7	36.6	3.6	19.9	1.9

Income (loss) before gain on sale	1.6	2.1	1.6	0.9	0.0	7.9	10.7	0.4	6.6	0.3

Gain on sale of real estate	0.0	0.0	0.0	0.0	0.0	0.0	4.4	0.0	0.0	0.0

Discontinued operations	0.0	0.0	0.0	0.0	0.7	0.0	0.2	0.0	0.0	0.0

Gain on sale of discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0	10.6	0.0	0.0	0.0

Net income (loss)	$1.6	$2.1	$1.6	$0.9	$0.7	$7.9	$25.9	$0.4	$6.6	$0.3

DDR Ownership interest	***	***	24.75%	***	***	20%	20%	35%	50%	50%

	$0.4	$0.4	$0.4	$0.2	$0.1	$1.8	$5.2	$0.1	$3.3	$0.2

Amortization of basis differential	0.0	0.0	0.0	0.0	0.0	0.0	(1.1)	0.0	0.1	0.0

	$0.4	$0.4	$0.4	$0.2	$0.1	$1.8	$4.1	$0.1	$3.4	$0.2

Funds From Operations (“FFO”):

Net income (loss)	$1.6	$2.1	$1.6	$0.9	$0.7	$7.9	$25.9	$0.4	$6.6	$0.3

Depreciation of real property	0.6	0.8	1.2	0.6	0.4	4.6	6.9	0.7	3.8	0.2

Less gain on sale	0.0	0.0	0.0	0.0	0.0	0.0	(15.0)	0.0	0.0	0.0

	$2.2	$2.9	$2.8	$1.5	$1.1	$12.5	$17.8	$1.1	$10.4	$0.5

DDR ownership interest	***	***	***	***	***	***	20%	35%	50%	50%

DDR FFO	$0.8	$1.2	$0.7	$0.6	$0.5	$3.2	$3.6	$0.4	$5.2	$0.3

Joint Venture Financials   4.1

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Ventures (Combining Financial Information) (1)
(in millions)
Combining Balance Sheets as of September 30, 2002

	Community	Community			Lennox Town	Sun Center	Dublin	Washington	Liberty		Leawood,
	Centers Seven	Centers Eight	Merriam	Kildeer, IL	Center (2)	Limited (2)	Village (2)	Park (2)	Fair	DOTRS	KS (2)

Real Estate Assets	$15.6	$26.7	$49.0	$28.0	$21.1	$25.1	$29.7	$18.2	$32.6	$24.9	$60.0

Accumulated Depreciation	(0.7)	(1.3)	(3.7)	(0.3)	(1.9)	(4.3)	(12.2)	(7.0)	(11.3)	(2.9)	(6.5)

Real Estate, net	14.9	25.4	45.3	27.7	19.2	20.8	17.5	11.2	21.3	22.0	53.5

Receivables, Net	0.3	1.0	2.1	0.2	1.2	0.9	0.7	0.3	0.5	1.1	1.9

Other assets	0.1	0.6	1.5	0.6	0.8	0.6	0.5	1.4	0.8	0.9	5.5

	$15.3	$27.0	$48.9	$28.5	$21.2	$22.3	$18.7	$12.9	$22.6	$24.0	$60.9

Mortgage Debt	$10.0	$17.9	$33.9	$19.5	$19.6	$21.8	$19.4	$14.1	$20.3	$11.6	$53.7

Amounts payable to DDRC	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9	8.6	0.0	0.0

Other liabilities	0.3	0.7	0.9	0.3	0.7	0.9	0.7	1.1	0.3	0.5	6.0

	10.3	18.6	34.8	19.8	20.3	22.7	20.1	16.1	29.2	12.1	59.7

Accumulated equity (deficit)	5.0	8.4	14.1	8.7	0.9	(0.4)	(1.4)	(3.2)	(6.6)	11.9	1.2

	$15.3	$27.0	$48.9	$28.5	$21.2	$22.3	$18.7	$12.9	$22.6	$24.0	$60.9

Combining Statements of Operations
for the period ended September 30, 2002

	Community	Community			Lennox Town	Sun Center	Dublin	Washington	Liberty		Leawood,
	Centers Seven	Centers Eight	Merriam	Kildeer, IL	Center (2)	Limited (2)	Village (2)	Park (2)	Fair	DOTRS	KS (2)

Revenues from operations	$1.6	$3.3	$4.8	$1.9	$3.4	$2.7	$2.6	$1.0	$2.6	$4.0	$9.0

Rental operation expenses	0.4	1.1	1.3	0.4	0.8	0.7	1.0	0.5	0.8	1.0	3.4

Depreciation and amortization expense	0.2	0.4	0.8	0.3	0.2	0.5	0.7	0.4	0.8	0.6	1.0

Interest expense	0.6	1.1	1.3	0.1	1.2	1.4	1.2	0.9	1.6	0.4	3.0

	1.2	2.6	3.4	0.8	2.2	2.6	2.9	1.8	3.2	2.0	7.4

Income (loss) before gain on sale	0.4	0.7	1.4	1.1	1.2	0.1	(0.3)	(0.8)	(0.6)	2.0	1.6

Gain on sale of real estate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.00	0.00	0.0	0.0

Discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Gain on sale of discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Net income (loss)	$0.4	$0.7	$1.4	$1.1	$1.2	$0.1	($0.3)	($0.8)	($0.6)	$2.0	$1.6

DDR Ownership interest	50%	50%	50%	10%	50%	79%	80%	50%	***	50%	50%

	$0.2	$0.4	$0.7	$0.1	$0.6	$0.1	($0.2)	($0.4)	($0.6)	$1.0	$0.8

Amortization of basis differential	0.0	0.0	0.0	$0.0	(0.1)	(0.1)	(0.1)	(0.0)	0.0	0.1	(0.2)

	$0.2	$0.4	$0.7	$0.1	$0.5	($0.0)	($0.3)	($0.4)	($0.6)	$1.1	$0.6

Funds From Operations (“FFO”):

Net income (loss)	$0.4	$0.7	$1.4	$1.1	$1.2	$0.1	($0.3)	($0.8)	($0.6)	$2.0	$1.6

Depreciation of real property	0.2	0.4	0.8	0.3	0.2	0.5	0.7	0.4	0.8	0.6	1.0

Less gain on sale	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

	$0.6	$1.1	$2.2	$1.4	$1.4	$0.6	$0.4	($0.4)	$0.2	$2.6	$2.6

DDR ownership interest	50%	50%	50%	10%	50%	79%	80%	50%	***	50%	50%

DDR FFO	$0.3	$0.6	$1.1	$0.1	$0.7	$0.5	$0.3	($0.1)	$0.2	$1.3	$1.3

Joint Venture Financials   4.1

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Ventures (Combining Financial Information) (1)
(in millions)
Combining Balance Sheets as of September 30, 2002

	Littleton,	Salisbury,	Coon Rapids,	Service	Jefferson County,	Round Rock,	San Antonio,	Sansone Group /	DD Dev	DD Dev
	CO (3)	MD	MN	Merchandise (4)	MO (3)	TX (3)	TX (3)	DDRC LLC	Co (5)	Co II (6)	Total

Real Estate Assets	$54.3	$2.1	$35.9	$143.2	$5.0	$2.0	$0.0	$0.8	$8.4	$32.3	$1,748.2

Accumulated Depreciation	(0.5)	(0.1)	(1.1)	0.0	0.0	0.0	0.0	0.0	($0.3)	0.0	(148.4)

Real Estate, net	53.8	2.0	34.8	143.2	5.0	2.0	0.0	0.8	8.1	32.3	1,599.8

Receivables, Net	0.3	0.2	0.6	4.4	(0.1)	0.4	0.0	1.9	13.9	0.0	67.8

Other assets	(0.3)	0.3	0.5	10.5	0.2	1.1	0.0	6.5	14.9	1.3	90.0

	$53.8	$2.5	$35.9	$158.1	$5.1	$3.5	$0.0	$9.2	$36.9	$33.6	$1,757.6

Mortgage Debt	$42.8	$1.9	$28.1	$78.9	$2.3	$0.0	$0.0	$0.0	$1.1	$0.0	$1,195.5

Amounts payable to DDRC	6.6	0.2	0.0	0.0	2.8	1.6	0.0	0.0	19.3	33.4	83.2

Other liabilities	1.3	0.1	0.7	0.1	0.0	0.0	0.0	1.3	9.3	0.0	43.6

	50.7	2.2	28.8	79.0	5.1	1.6	0.0	1.3	29.7	33.4	1,322.3

Accumulated equity (deficit)	3.1	0.3	7.1	79.1	0.0	1.9	0.0	7.9	7.2	0.2	435.3

	$53.8	$2.5	$35.9	$158.1	$5.1	$3.5	$0.0	$9.2	$36.9	$33.6	$1,757.6

Combining Statements of Operations
for the period ended September 30, 2002

	Littleton,	Salisbury,	Coon Rapids,	Service	Jefferson County,	Round Rock,	San Antonio,	Sansone Group /	DD Dev	DD Dev
	CO (3)	MD	MN	Merchandise (4)	MO (3)	TX (3)	TX (3)	DDRC LLC	Co (5)	Co II (6)	Total

Revenues from operations	$5.5	$0.3	$2.5	$4.3	$0.3	$0.1	$0.0	$6.4	$1.1	$0.0	$188.8

Rental operation expenses	1.8	0.1	0.8	3.6	0.1	0.0	0.0	5.3	0.7	0.1	64.6

Depreciation and amortization expense	0.5	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.2	0.0	26.2

Interest expense	1.4	0.1	0.4	1.7	0.2	0.0	0.0	0.0	0.3	0.0	56.3

	3.7	0.2	1.6	5.3	0.3	0.0	0.0	5.3	1.2	0.1	147.1

Income (loss) before gain on sale	1.8	0.1	0.9	(1.0)	0.0	0.1	0.0	1.1	(0.1)	(0.1)	41.7

Gain on sale of real estate	0.0	0.0	0.0	7.8	0.0	0.2	1.3	0.0	0.0	0.0	13.7

Discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.0	1.5

Gain on sale of discontinued operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.3	0.7	15.6

Net income (loss)	$1.8	$0.1	$0.9	$6.8	$0.0	$0.3	$1.3	$1.1	$.8	$0.6	$72.5

DDR Ownership interest	50%	50%	25%	25%	50%	50%	50%	***	*****	95%

	$0.9	$0.1	$0.2	$1.7	$0.0	$0.2	$0.7	$0.4	$4.8	$0.6	$24.1

Amortization of basis differential	0.0	0.0	$0.0	$0.0	0.0	0.0	0.0	(0.4)	0.0	0.0	(1.7)

	$0.9	$0.1	$0.2	$1.7	$0.0	$0.2	$0.7	$0.0	$4.8	$0.6	$22.4

Funds From Operations (“FFO”):

Net income (loss)	$1.8	$0.1	$0.9	$6.8	$0.0	$0.3	$1.3	$1.1	$4.8	$0.6	$72.5

Depreciation of real property	0.5	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.2	0.0	26.8

Less gain on sale	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(15.0)

	$2.3	$0.1	$1.3	$6.8	$0.0	$0.3	$1.3	$1.1	$5.0	$0.6	$84.3

DDR ownership interest	50%	50%	25%	25%	50%	50%	50%	***	*****	95%

DDR FFO	$1.2	$0.1	$0.3	$1.7	$0.0	$0.2	$0.7	$0.6	$4.2	$0.6	$32.1

Joint Venture Financials   4.1

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

(1)  Amounts may differ slightly from actual results, due to rounding.

(2)  Asset values reflect historical cost basis due to acquisition of partnership interest (i.e. does not reflect step up in basis).

(3)  Asset under development.

(4)  The Company owns a 25% economic interest in a joint venture that acquired the designation rights to real estate assets owned and controlled by Service Merchandise. The gain on sale of assets is shown net of estimated taxes for presentation purposes. Actual taxes paid by partners will vary.

(5)  The Company owns a 95% economic interest in DD Development Co. (a C-Corp.). This entity holds various LLC interests in the following projects owned through the Prudential Retail Value Fund: several retail sites formerly occupied by Best Products acquired from Metropolitan Life, a portfolio of six retail properties in Kansas City, KS and a 440,000 square foot redevelopment project in Long Beach, CA.

(6)  The Company owns a 95% economic interest in DD Development Co. II (a C-Corp.). This entity has an interest in a retail site under development in Long Beach, CA and a note receivable secured by certain real estate, which were received in settlement of advances made to DDR OliverMcMillan. Additionally, this entity has an interest in RVIP IIIA, which owns a shopping center in Round Rock, TX, and two joint ventures owning outparcels in Round Rock, TX and San Antonio, TX.

***See Section 4.2, Joint Venture Summaries, discussing respective ownership percentage, as ownership percentage may have changed during the year, or the promoted interest is in effect.

Joint Venture Financials 4.1

Developers Diversified Realty

Quarterly Financial Supplemental
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	RVIP IIIA

Date Formed:	December 1999

Property Name/Location:	Round Rock, TX

Major Tenants:	Sam’s (not owned)	Marshall’s

	Circuit City	Old Navy

	Kohl’s	Barnes & Noble

	Office Depot	Petco

	Bed, Bath and Beyond	Hobby Lobby

	Ulta 3	Cost Plus World Market

Lowe’s Home Improvements (not owned)

Partnership Structure

Equity Contribution:	1% - Coventry Real Estate Partners

24.75% - DDR

74.25% - Prudential Real Estate Investors (PREI)

Cash Flow Distribution:	1% - Coventry Real Estate Partners

24.75% - DDR

74.25% - Prudential Real Estate Investors

Up to a leveraged 10% preferred return on equity

Promote (current):	33% Coventry Real Estate Partners (79% owned by DDR)

once limited partners have received a 10% preferred return

and return of equity

Fees to DDR

Management Fee:	4%

Development Fee:	1% of total hard construction costs (excluding land & soft costs)

Asset Management Fee:	..4% of gross asset cost (DDR’s pro-rata share of Coventry’s .5% fee)

Leasing Fees:	N/A

Capital Structure (in millions)

DDR	2.0

PREI	5.9

Coventry	0.7

Total Capital	$8.6

Debt	$54.2

Total Debt & Equity	$62.8

Joint Venture Partnership Summaries     4.2

Developers Diversified Realty

Quarterly Financial Supplemental
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	RVIP IIIB/DDRC P&M Deer Park Town Center, LLC

Date Formed:	September 2000

Property Name/Location:	Deer Park, IL

Major Tenants:	Eddie Bauer	Pottery Barn

	Talbots	Coldwater Creek

	Restoration Hardware	J. Crew

	Abercrombie & Fitch	Pier One Imports

	GAP	Banana Republic

	Barnes & Noble	Chico’s

Partnership Structure

DDRC P&M Deer Park Town Center, LLC

Ownership Percentage:	50% - RVIP IIIB

50% - Poag & McEwen Lifestyle Centers, LLC (Development Partner)

(No equity contributions at this partnership level)

Cash Flow Distribution:	50% - RVIP IIIB

50% - Poag & McEwen Lifestyle Centers, LLC

RVIP IIIB

Equity Contribution:	1% - Coventry Real Estate Partners

24.75% - DDR

74.25% - Prudential Real Estate Investors (PREI)

Cash Flow Distribution:	1% - Coventry Real Estate Partners

24.75% - DDR

74.25% - Prudential Real Estate Investors

Up to a leveraged 10% preferred return on equity

Promote (current):	33% Coventry Real Estate Partners (79% owned by DDR)

once limited partners have received a 10% preferred return

and return of equity

Fees to DDR

Management Fee:	2%

Development Fee:	1% of hard costs for all improvements

Asset Management Fee:	..4% of gross asset cost (DDR’s pro-rata share of Coventry’s .5% fee)

Leasing Fees:	N/A

Capital Structure (in millions)

DDRC	4.1

Prudential	12.2

Coventry	0.3

Total Capital	$16.6

Debt	$47.3

Total Debt & Equity	$63.9

Joint Venture Partnership Summaries     4.2

Developers Diversified Realty

Quarterly Financial Supplemental
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	Retail Value Investment Program VII LLC

Date Formed:	November 2000

Property Name/Location:	The joint venture consists of the following ten properties:

Meridian Village - Bellingham, WA	Valley Central Shopping Center - Lancaster, CA

San Diego Factory Outlet - San Ysidro, CA	Cameron Park Place - Cameron Park, CA

La Mancha Shopping Center - Fullerton, CA	Downtown Pleasant Hill - Pleasant Hill, CA

Olympiad Plaza - Mission Viejo, CA	Richmond City Center - Richmond, CA

Plaza at Puente Hills - City of Industry, CA	Puget Park Shopping Center - Everett, WA

Major Tenants:	Office Depot	Michael’s

	Home Depot	Staples

	IKEA	Albertson’s

	Circuit City	Bed, Bath & Beyond

	Wal-Mart	K-Mart

	Toys “R” Us	Payless Drug

	Cinemark	Marshalls

Century Theater

Partnership Structure

Equity Contribution:	1% - Coventry Real Estate Partners

20% - DDR

79% - Prudential Real Estate Investors (PREI)

Cash Flow Distribution:	1% - Coventry Real Estate Partners

20% - DDR

79% - Prudential Real Estate Investors

Up to a leveraged 11% return on equity (10% year one, 10.5% year two, 11% thereafter)

Promote (current):	(i) Pro rata in proportion to the member’s invested capital until the members have received, on a cumulative basis, an amount equal to the preferred return, (ii) 75% to all members in proportion to their invested capital and 25% to Coventry Real Estate Partners (79% owned by DDR) until DDR and PREI have been allocated, on a cumulative basis, an amount equal to a 15% return, (iii) 70% to all members in proportion to their invested capital and 30% to Coventry until DDR and PREI have been allocated, on a cumulative basis, an amount equal to a 20% return, and (iv) 65% to all members pro rata in proportion to their ownership percentages and 35% to Coventry.

Fees to DDR

Management Fee:	3.20%

Development Fee:	5.0% of hard and soft costs

Asset Management Fee:	..63% (DDR’s pro-rata share of Coventry’s .8% fee)

Leasing Fees (without co-broker):	5% on new leases on years 1-5; 2.5% on years 6-10 (spaces < 15,000 square feet) 4% on new leases on years 1-5; 2% on years 6-10 (spaces > 15,000 square feet)
3% on new leases on years 1-5; 1.5% on years 6-10 (ground leases)
Renewals earn 50% of fees on new leases

Capital Structure (in millions)

DDR	$26.5

PREI	104.0

Coventry	1.2

Total Capital	$131.7

Debt	$140.2

Total Debt & Equity	$271.9

Joint Venture Partnership Summaries     4.2

Developers Diversified Realty

Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	Community Centers, L.L.C. (One, Two, Three, Shoppers World and Community I)

Date Formed:	November, 1995

Property Name/Location:	The joint ventures consist of the following eight properties:

	Carmel Mountain Plaza - San Diego, CA	Town Center Prado - Marietta, GA

(1)	Broadway Marketplace - Denver, CO	Woodfield Village Green - Schaumburg, IL

	Carillon Place - Naples, FL	Shopper’s World - Framingham, MA

	Perimeter Pointe - Atlanta, GA	Fairfax Towne Center - Fairfax, VA

Major Tenants:	A.C. Moore	Jordan Marsh/Federated	Publix

	Albertson’s	Kohl’s	Ross Dress for Less

	Babies ’R Us	Kmart	Safeway

	Barnes & Noble	L.A. Fitness Sports Clubs	Sam’s

	Bed Bath & Beyond	Linens ‘N Things	Service Merchandise

	Best Buy	Marshalls	Sports Authority

	Bobs	Mervyn’s (not owned)	Sportsmart

	Borders Books	Michael’s	St. Joseph’s Hospital

	Circuit City	Nordstrom Rack	Stein Mart

	Container Store	Off 5th	TJ Maxx

	Costco (not owned)	Office Depot	Tower Records

	Crunch Fitness	OfficeMax	Toys ’R Us

	DSW Shoe Warehouse	Pacific Theatres	United Artists Theatre

	Expo Design Center	Pep Boy’s	Winn Dixie

General Cinema

Partnership Structure

Equity Contribution:	20% - DDR

80% - DRA Advisors

Cash Flow Distribution:	20% - DDR

80% - DRA Advisors

Fees to DDR

Management Fee:	3.5% of gross retail income

Development Fee:	5% of hard costs for all improvements

Leasing Fees:	5% on new leases, 3% on renewals

Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)

DDR	$7.1

DRA Advisors	28.5

Total Capital	$35.6

Debt	$360.8

Total Debt & Equity	$396.4

(1)	Broadway Marketplace in Denver, Colorado was sold on October 29,2002.

Joint Venture Partnership Summaries     4.2

Developers Diversified Realty

Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRA Community Centers Four, L.P.

Date Formed:	January, 1997

Property Name/Location:	La Plaza Del Norte - San Antonio, TX

Major Tenants:	Ross Stores

DSW Shoe Warehouse

Best Buy

Oshman’s Sporting Goods

Partnership Structure

Equity Contribution:	35% - DDR

65% - DRA Advisors

Cash Flow Distribution:	35% - DDR

65% - DRA Advisors

Fees to DDR

Management Fee:	3.5% of gross retail income excluding recoveries

Development Fee:	5% of hard costs for all improvements

Leasing Fees:	5% on new leases, 3% on renewals

Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)

DDR	$3.9

DRA Advisors	7.1

Total Capital	$11.0

Debt	$27.3

Total Debt & Equity	$38.3

Joint Venture Partnership Summaries     4.2

Developers Diversified Realty

Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRA Community Centers Five, L.P.

Date Formed:	September, 1998

Property Name/Location:	The joint venture consists of the following six properties:

Foothills Towne Center - Ahwatukee, AZ	Maple Grove Crossing - Maple Grove, MN

Arrowhead Crossing - Phoenix, AZ	Tanasbourne Town Center - Portland, OR

Eagan Promenade - Eagan, MN	Eastchase Market - Fort Worth, TX

Major Tenants:	AMC Theatre	Gander Mountain	Old Navy

	Ashley Homestores	Haggan’s	Oshman’s Sporting Goods

	Babies ’R Us	Kohl’s Department	Petco

	Barnes & Noble	Linens ‘N Things	Petsmart

	Bassett Furniture	Mac Frugal’s	Pier One

	Bed Bath & Beyond	Mervyn’s (not owned)	Ross Dress for Less

	Byerly’s	Michael’s	Staples

	Circuit City	MJ Designs	Stein Mart

	Comp USA	Nordstrom Rack (not owned)	Target (not owned)

	Cub Foods (not owned)	Office Depot	TJ Maxx

	Ethan Allen (not owned)	Office Depot (not owned)	Toys ’R Us (not owned)

	Famous Footwear	OfficeMax	United Artists Theatre

Partnership Structure

Equity Contribution:	50% - DDR

50% - DRA Advisors

Cash Flow Distribution:	50% - DDR

50% - DRA Advisors

Fees to DDR

Management Fee:	3.5% of gross retail income

Development Fee:	5% of hard costs for all improvements

Leasing Fees:	5% on new leases, 3% on renewals

Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)

DDR	$41.0

DRA Advisors	41.0

Total Capital	$82.0

Debt	$156.0

Total Debt & Equity	$238.0

Joint Venture Partnership Summaries     4.2

Developers Diversified Realty

Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRA Community Centers Six, L.P.

Date Formed:	March, 1999

Property Name/Location:	Clocktower Place — St. Louis, MO

Major Tenants:	TJ Maxx

Office Depot

Dierberg’s Marketplace

Partnership Structure

Equity Contribution:	50% — DDR

50% — DRA Advisors

Cash Flow Distribution:	50% — DDR

50% — DRA Advisors

Fees to DDR

Management Fee:	50% of 3.5% of gross retail income

Development Fee:	5% of hard costs for all improvements

Leasing Fees:	5% on new leases, 3% on renewals

Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)

DDR	$2.1

DRA Advisors	2.1

Total Capital	$4.2

Debt	$12.8

Total Debt & Equity	$17.0

Joint Venture Partnership Summaries     4.2

Developers Diversified Realty

Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRA Community Centers Seven, L.P.

Date Formed:	October, 1999

Property Name/Location:	Ahwatukee Foothills Towne Center (Phase IV) — Phoenix, AZ

Major Tenants:	JoAnn, Etc.

Best Buy

Partnership Structure

Equity Contribution:	50% — DDR

50% — DRA Advisors

Cash Flow Distribution:	50% — DDR

50% — DRA Advisors

Fees to DDR

Management Fee:	3.5% of gross retail income

Development Fee:	5% of hard costs for all improvements

Leasing Fees:	5% on new leases, 3% on renewals

Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)

DDR	$2.5

DRA Advisors	2.5

Total Capital	$5.0

Debt	$10.0

Total Debt & Equity	$15.0

Joint Venture Partnership Summaries     4.2

Developers Diversified Realty

Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRA Community Centers Eight, L.P.

Date Formed:	February, 2000

Property Name/Location:	Deer Valley Towne Center — Phoenix, AZ

Major Tenants:	Ross Stores

OfficeMax

Petsmart

Michael’s

Target (not owned)

AMC Theatres (not owned)

Partnership Structure

Equity Contribution:	50% — DDR

50% — DRA Advisors

Cash Flow Distribution:	50% — DDR

50% — DRA Advisors

Fees to DDR

Management Fee:	3.5% of gross retail income

Development Fee:	5% of hard costs for all improvements

Leasing Fees:	5% on new leases, 3% on renewals

Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)

DDR	$4.2

DRA Advisors	4.2

Total Capital	$8.4

Debt	$17.9

Total Debt & Equity	$26.3

Joint Venture Partnership Summaries     4.2

Developers Diversified Realty

Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	Merriam Town Center Ltd.

Date Formed:	October, 1996

Property Name/Location:	Merriam Town Center — Merriam, KS

Major Tenants:	Cinemark	OfficeMax

	Hen House	Dick’s Sporting Goods

	Marshalls	Home Depot (not owned)

Petsmart

Partnership Structure

Equity Contribution:	50% — DDR

50% — DRA Advisors

Cash Flow Distribution:	50% — DDR

50% — DRA Advisors

Fees to DDR

Management Fee:	3.5% of gross retail income

Development Fee:	5% of hard costs for all improvements

Leasing Fees:	5% on new leases, 3% on renewals

Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)

DDR	$7.1

DRA Advisors	7.1

Total Capital	$14.2

Debt	$33.9

Total Debt & Equity	$48.1

Joint Venture Partnership Summaries     4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRA Kildeer LLC

Date Formed:	March 28, 2002

Property Name/Location:	The Shops at Kildeer — Kildeer, IL

Major Tenants:	Bed, Bath & Beyond Old Navy Cost Plus Circuit City

Partnership Structure

Equity Contribution:	10% — DDR 90% — DRA Advisors

Cash Flow Distribution:	10% — DDR 90% — DRA Advisors

Promote:	After the partners have received distributions equal to their capital contributed, plus a preferred return of 15%, then the Company will receive 35% up to a preferred return of 20%, then 50% of remaining cash after a 20% preferred return has been achieved.

Fees to DDR

Management Fee:	3.5% of gross income

Development Fee:	5% of hard costs for all improvements

Leasing Fees:	5% on new leases, 3% on renewals

Commission on Outparcel Sales:	10% of net sales price

Capital Structure (in millions)

DDR	$0.9

DRA Advisors	7.8

Total Capital	$8.7

Debt	$19.5

Total Debt & Equity	$28.2

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	Lennox Town Center Limited

Date Formed:	February, 1998

Property Name/Location:	Lennox Town Center Shopping Center — Columbus, OH

Major Tenants:	Target

Barnes & Noble

Staples

AMC Theatres Lennox 24

Partnership Structure

Equity Contribution:	50% — DDR

50% — Casto Properties

Cash Flow Distribution:	50% — DDR

50% — Casto Properties

Fees to DDR

Management Fee:	1.312% of all rent

Development Fee:	N/A

Leasing Fees:	N/A

Commission on Outparcel Sales:	N/A

Capital Structure (in millions)

DDR	$0.5

Casto Properties	0.5

Total Capital	$1.0

Debt	$19.6

Total Debt & Equity	$20.6

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	Sun Center Limited

Date Formed:	February, 1998

Property Name/Location:	Sun Center — Columbus, OH

Major Tenants:	Babies ’R Us

Rhodes Furniture

Stein Mart

Big Bear

Staples

Partnership Structure

Equity Contribution:	79.45% — DDR

20.55% — Casto Properties

Cash Flow Distribution:	79.45% — DDR

20.55% — Casto Properties

Fees to DDR

Management Fee:	1.312% of all rent

Development Fee:	N/A

Leasing Fees:	N/A

Commission on Outparcel Sales:	N/A

Capital Structure (in millions)

DDR	$(0.3)

Casto Properties	(0.1)

Total Capital (1)	$(0.4)

Debt	$21.8

Total Debt & Equity	$21.4

(1)  Basis differentials occur primarily when the Company has purchased an interest in existing joint ventures at fair market values which differ from their proportionate share of the historical net assets of the joint ventures.

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	Continental Sawmill Limited Partnership

Date Formed:	February, 1998

Property Name/Location:	Dublin Village Center — Columbus, OH

Major Tenants:	AMC Theatre

DSW Shoe Warehouse

B.J.’s Wholesale Club (not owned)

Partnership Structure

Equity Contribution:	80.012% — DDR

19.988% — Casto Properties

Cash Flow Distribution:	80.012% — DDR

19.988% — Casto Properties

Fees to DDR

Management Fee:	1.312% of all rent

Development Fee:	N/A

Leasing Fees:	N/A

Commission on Outparcel Sales:	N/A

Capital Structure (in millions)

DDR	$(1.1)

Casto Properties	(0.3)

Total Capital (1)	$(1.4)

Debt	$19.4

Total Debt & Equity	$18.0

(1)  Basis differentials occur primarily when the Company has purchased an interest in existing joint ventures at fair market values which differ from their proportionate share of the historical net assets of the joint ventures.

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	Drexel Washington L.L.C.

Date Formed:	February, 1998

Property Name/Location:	Washington Park — Dayton, OH

Major Tenants:	Books A Million

Avnet Electronics Marketing

Partnership Structure

Equity Contribution:	49.7918% — DDR

50.2082% — Casto Properties

Cash Flow Distribution:	49.7918% — DDR

50.2082% — Casto Properties

Fees to DDR

Management Fee:	1.312% of all rent

Development Fee:	N/A

Leasing Fees:	N/A

Commission on Outparcel Sales:	N/A

Capital Structure (in millions)

DDR	$(1.6)

Casto Properties	(1.6)

Total Capital (1)	$(3.2)

Debt	$14.1

Total Debt & Equity	$10.9

(1)  Basis differentials occur primarily when the Company has purchased an interest in existing joint ventures at fair market values which differ from their proportionate share of the historical net assets of the joint ventures.

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	Liberty Fair Mall Associates

Date Formed:	January, 1993

Property Name/Location:	Liberty Fair Mall — Martinsville, VA

Major Tenants:	Goody’s	Sears

	Belk/Leggetts	OfficeMax

	J.C. Penney	Kroger

Partnership Structure

Equity Contribution:	50% — DDR

50% — The Lester Group

Cash Flow Distribution:	50% — DDR

50% — The Lester Group

Fees to DDR

Management Fee:	3% major tenants/5% retail tenants

Development Fee:	N/A

Leasing Fees:	5% on new leases/3% on renewals

Commission on Outparcel Sales:	N/A

Capital Structure (in millions)

DDR	$(3.3)

The Lester Group	(3.3)

Total Capital (1)	$(6.6)

Debt	$20.3

Total Debt & Equity	$13.7

(1)  Basis differentials occur primarily when the Company has purchased an interest in existing joint ventures at fair market values which differ from their proportionate share of the historical net assets of the joint ventures.

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	DOTRS LLC

Date Formed:	September, 1996

Property Name/Location:	Macedonia Commons — Macedonia, Ohio

Major Tenants:	First National Supermarkets

Kohl’s Department Store

Wal-Mart (not owned)

Partnership Structure

Equity Contribution:	50% — DDR

50% — The State Teachers Retirement Board of Ohio

Cash Flow Distribution:	50% — DDR

50% — The State Teachers Retirement Board of Ohio

Fees to DDR

Management Fee:	5% of gross retail income

Development Fee:	5% of hard costs for all improvements

Leasing Fees:	5% on new leases, 3.5% on renewals

Commission on Outparcel Sales:	N/A

Capital Structure (in millions)

DDR	$6.1

The State Teachers Retirement Board	6.1

Total Capital	$12.2

Debt	$11.6

Total Debt & Equity	$23.8

(1)  Developers Diversified Realty Corp. acquired The State Teachers Retirement System of Ohio’s 50% interest in Belden Park Crossing in Canton, Ohio for approximately $11.4 million on June 24, 2002.

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	Town Center Plaza, L.L.C.

Date Formed:	December, 1998

Property Name/Location:	Town Center Plaza — Leawood, KS

Major Tenants:	Barnes & Noble

Jacobson

Partnership Structure

Equity Contribution:	50% — DDR

50% — Poag & McEwen

Cash Flow Distribution:	50% — DDR

50% — Poag & McEwen

Fees to DDR

Management Fee:	5% of 40% of gross retail income

Development Fee:	N/A

Leasing Fees:	N/A

Capital Structure (in millions)

DDR	$0.6

Poag & McEwen	0.6

Total Capital	$1.2

Debt	$53.7

Total Debt & Equity	$54.9

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplemental
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRC PDK Salisbury Phase III LLC

Date Formed:	March 2001

Property Name/Location:	Salisbury, MD

Major Tenants:	Rugged Warehouse

Famous Footwear

Dress Barn

Partnership Structure

Ownership Percentage:	50% — DDR

50% — PDK Commons Phase III L.C.

Cash Flow Distribution:	50% — DDR

50% — PDK Commons Phase III L.C.

Fees to DDR

Management Fee:	4%

Development Fee:	$.75 psf of leasehold improvements

Leasing Fees:	N/A

Capital Structure (in millions)

DDR	$0.15

PDK Salisbury LLC	$0.15

Total Capital	$0.3

Payable to DDR	$0.2

Debt	$1.9

Total Debt & Equity	$2.4

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplemental
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	DLA Ventures LLC

Date Formed:	September 1999

Property Name/Location:	Coon Rapids, MN (Phase I — Outer Ring)

Major Tenants:	Costco (not owned)

Sears

Kohl’s

JoAnn Etc.

Linens ‘N Things

Best Buy

Old Navy

Sportsman’s Warehouse

Partnership Structure

Equity Contribution:	75% — Lubert-Adler Real Estate Fund (DLA)

25% — DDR

Cash Flow Distribution:	75% — Lubert-Adler Real Estate Fund

25% — DDR

Fees to DDR

Management Fee:	4%

Development Fee:	$1,699,336 (40% at 09/30/99 and remainder payable ratably)

Leasing Fees:	N/A

Capital Structure (in millions)

DLA	$5.3

DDR	$1.8

Total Capital	$7.1

Debt	$28.1

Total Debt & Equity	$35.2

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	KLA/SM L.L.C.

Date Formed:	March 2002

Property Name/Location:	The Joint Venture consists of the designation rights to approximately 205 properties and leasehold interests owned by the Service Merchandise Company, Inc. These properties are located in 33 states across the United States. The Joint Venture holds the designation rights to these assets until approximately September 30, 2002. During the designation period the Joint Venture is responsible for all applicable carrying costs and may assign, sell or reject these assets at any time. At the end of the designation period, a new company to be formed between Service Merchandise and the Joint Venture will obtain title to all assets not rejected, sold or assigned and assume the debt relating to those assets.

Partnership Structure

Equity Contribution:	25% — DDR

12.5% — Klaff Realty, L.P.

62.5% — Lubert-Adler Funds

Cash Flow Distribution:	25% — DDR

12.5% — Klaff Realty, L.P.

62.5% — Lubert-Adler Funds

Once all partners receive a return of all equity, plus a 12% preferred return thereon, plus $43 million, Service Merchandise will be entitled to share 20% of the excess. The remaining proceeds will be distributed in accordance with the percentages noted.

Promote:	Once all partners have received a return of all equity, plus a 10% preferred return thereon, DDR will receive 35% of available proceeds.

Fees to DDR

Management Fees:	3.0% of gross revenues

Development Fees:	4.5% of hard costs for all improvements for all retail tenant leases

1.5% of hard costs for all non-retail or furniture leases

Leasing Fees:	$0.94 per square foot for all retail tenant leases

$0.31 per square foot for all non-retail or furniture leases

Disposition Fees:	..75% of gross sales price for all sales to retail purchasers

..25% of gross sales price for all sales to non-retail or furniture purchasers

Capital Structure (in millions)

DDR	$19.8

Klaff	$9.9

Lubert-Adler	$49.4

Total Capital	$79.1

Existing Debt	$78.9	1

Anticipated Debt Funding	$44.0	1

Maximum Debt Assumption	$33.0	2

Total Debt & Equity	$235.0

1-At September 30, 2002, the Joint Venture had a total investment of $79.1 million. During the 3rd quarter, $57.7 million was funded to complete the purchase of a portfolio of loans collateralized by the acquired properties.

2-Represents the maximum amount of debt that could be assumed by the Joint Venture at the end of the designation period.

Joint Venture Partnership Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplemental
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	DDRC P&M Aspen Grove Lifestyle Center Properties LLC

Date Formed:	April 2001

Property Name/Location:	Littleton, CO

Major Tenants:	Ann Taylor	William Sonoma

	The Bombay Company	Coldwater Creek

	Chico’s	Eddie Bauer

	Casual Corner	Talbots

	GAP	Victoria’s Secret

	Banana Republic	Pottery Barn

Partnership Structure

Equity Contribution:	50% — DDR

50% — Poag & McEwen Lifestyle Center — Littleton LLC

Cash Flow Distribution:	50% — DDR

50% — Poag & McEwen Lifestyle Center — Littleton LLC

Fees to DDR

Management Fee:	1.40%

Financing Fee:	1% of construction loan balance

Development Fee:	1% of hard costs and architectural & engineering

Leasing Fees:	N/A

Capital Structure (in millions)

DDRC	$1.6

Poag & McEwen	$1.5

Total Capital	$3.1

Payable to DDR	$6.6

Debt	$42.8

Total Debt & Equity	$52.5

Joint Venture Financial Summaries   4.2

Developers Diversified Realty
Quarterly Financial Supplemental
For the nine months ended September 30, 2002

Joint Venture Investment Summary

Joint Venture Name:	Jefferson County Plaza LLC

Date Formed:	July 1999

Property Name/Location:	Arnold, MO

Major Tenants:	Target (not owned)

Home Depot (not owned)

Shoe Carnival

Sally Beauty Supply

Deals

Partnership Structure

Equity Contribution:	50% — DDR

50% — The Sansone Group (50% owned by DDR)

Cash Flow Distribution:	50% — DDR

50% — The Sansone Group

Fees to DDR

Management Fee:	1.50%

Development Fee:	NA

Leasing Fees:	2.5% of gross base rent plus reimbursables on new leases; 1.75% on renewals

Capital Structure (in millions)

DDRC	$(0.0)

The Sansone Group	$(0.0)

Total Capital	$(0.0)

Payable to DDRC	$2.8

Debt	$2.3

Total Debt & Equity	$5.1

Joint Venture Summaries   4.2

Joint Venture Financial Operations

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Joint Venture Capital Transactions

Acquisitions, Dispositions, Developments & Expansions
for the Nine Month Period Ended September 30, 2002

	Nine Months
	Ended		Year Ended		Year Ended		Year Ended		Year Ended
	September 30,		December 31,		December 31,		December 31,		December 31,
	2002		2001		2000		1999		1998

Acquisitions/Transfers	$53.0		$213.1		$91.2	(5)	$96.5	(7)	$489.3 (9)

Completed Expansions	3.9		2.3		6.2		3.3		0.0

Developments & Construction in Progress	42.0		103.7		114.7		169.0		86.7

Tenant Improvements & Building Renovations (1)	0.3		4.9		1.9		1.5		1.8

Other Real Estate Investments	143.2	(2)	0.0		0.0		0.0		0.0

Minority Equity Investment in AIP	0.0		(135.0	)(4)	(2.2)		42.2		95.1

	$242.4		$189.0		$211.8		$312.5		$672.9

Less: Real Estate Sales	($271.2	)(3)	($16.9)		($115.9	)(6)	($26.5	)(8)	($33.8)

Joint Venture Totals (Millions)	($28.8)		$172.1		$95.9		$286.0		$639.1

(1)  The Company estimates recurring capital expenditures, including tenant improvements, of approximately $1 million associated with its joint venture portfolio during 2002.

(2)  Amount represents the acquisition of Service Merchandise designation rights.
(3)  Includes transfers to DDR in the aggregate amounts of $58.7 million, $38.7 million, $25.6 million and $30.6 million relating to shopping centers in Plainville, CT, Independence, MO, Canton, OH and San Antonio, TX, respectively. This amount also includes sales of shopping centers in Hagerstown, MD; Salem, NH, Eatontown, NJ, and Durham, NC and the sales of outlot parcels in Round Rock, TX and San Antonio, TX.
(4)  The balance reflects the consolidation of the assets formerly owned by American Industrial Properties (AIP) during 2nd quarter 2001.
(5)  Includes transfers from DDR to joint ventures in the aggregate amount of $39.6 million relating to a development project in San Antonio, TX, a transfer of a Phoenix, AZ property, and the outparcel land at Round Rock, TX.
(6)  Includes transfers to DDR in the aggregate amount of $76.7 million relating to the Nassau Pavillion development project, two former DDR/Oliver McMillan projects, and Phase II of the Salisbury, MD development project. All of which were previously accounted for through joint ventures.
(7)  Includes a transfer of $20.4 million from DDR relating to the development project in Coon Rapids, MN and the transfer of the 13 remaining Best Products sites from the Retail Value Fund, which had an aggregate cost basis of $43.9 million at December 31, 1999.
(8)  Includes a transfer of the Everett development project to DDR and the Salem development project to DD Development Co.
(9)  Includes transfers/investments aggregating approximately $323.1 million from DDR, and the acquisition of joint venture interests aggregating $166.2 million.

Summary of Joint Venture Capital Transactions   5.1

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Development
Assets Placed in Service as of September 30, 2002

	Assets Placed	DDR's Current
	in Service	Proportionate Share
Date	(Millions)	(Millions)

As of December 31, 2001	$41.7	$16.8

1st Quarter 2002	$9.3	$4.7

2nd Quarter 2002	$5.3	$2.6

3rd Quarter 2002	$16.9	$5.0

4th Quarter 2002	$31.3	$8.4

During 2003 and thereafter	$86.4	$25.9

Total	$190.9	$63.4

Joint Venture Development
Funding Schedule as of September 30, 2002

	DDR's	JV Partners'	Proceeds from
	Proportionate	Proportionate	Construction
	Share	Share	Loans	Total
	(Millions)	(Millions)	(Millions)	(Millions)

Funded as of September 30, 2002	$18.1	$25.3	$97.4	$140.8

Projected Net Funding During 2002	1.3	4.0	8.1	13.4

Projected Net Funding Thereafter	2.3	1.9	32.5	36.7

Total	$21.7	$31.2	$138.0	$190.9

Joint Venture Development Delivery and Funding Schedules   5.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Joint Venture Development Projects
for the Nine Month Period Ended September 30, 2002

						DDR's
			DDR's	Joint	Total	Proportionate	Substantial
	Total		Ownership	Venture	Cost	Cost	Completion
Projects Substantially Completed	GLA		Percentage	Partner	(Millions)	(Millions)	Date	Major Tenants

Littleton (Denver), CO	270,539	(1)	50.0%	Poag & McEwen	$54.2	$27.1	Oct. 2001 (Phase II) 2003	Banana Republic, Ann Taylor, Bombay Company, Chico's, Eddie Bauer, Casual Corner, Coldwater Creek, Victoria's Secret, GAP, GAP Kids, Talbots, Williams Sonoma, Pottery Barn

Projects in Progress

Long Beach, CA (CityPlace)	436,462	(1)	24.75%	RVIP	$54.9	$13.6	Second Half 2002	Wal*Mart, Nordstrom Rack, Old Navy, Ross Dress for Less, Albertson's and Savon

Coon Rapids (Minneapolis), MN (Outer Ring, adjacent to DDR’s wholly owned development)	655,611	(1)	25.00%	Lubert Adler	$41.9	$10.5	Second Half 2002	Costco (not owned), Kohl’s, Sears, Best Buy, JoAnn Etc., Linens ’N Things, Old Navy, Sportsman’s Warehouse.

Jefferson County (St. Louis), MO	330,051	(1)	50.0%	Sansone	$9.7	$4.9	2003	Target (not owned), Home Depot (not owned), Shoe Carnival, Deals, Sally Beauty

Austin, TX	528,485	(1)	(2)	David Berndt Interests/RVIP	$30.2	$3.7	Second Half 2003	Target (not owned), Toys ’R Us, Hobby Lobby, Ultimate Electronics

Joint Venture Development Totals	2,221,148				$190.9	$59.7

Notes:

(1)  Includes square footage which will not be Company owned.

(2)  DDR, Prudential and Coventry are funding this project by lending the David Berndt Interests the funds required for construction. DDR, Prudential, and Coventry will enter into a joint venture partnership when the project’s shell construction is complete, at which time DDR will have a 12.375% ownership interest, until the buyout of David Berndt Interests occurs at which time DDR will have a 24.75% ownership interest. The cash flow distributions for the RVIP partnership are made at the following percentages (1% Coventry; 24.75% DDR; and 74.25% Prudential) up to a leveraged 10% preferred return on equity. Once the limited partners (DDR and Prudential) have received a 10% preferred return and return of equity, the promote structure with 33% distributed to Coventry (79% owned by DDR) goes into effect.

Joint Venture Developments   5.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Expansion and Redevelopment Projects
for the Nine Month Period Ended September 30, 2002

	DDR's	Joint
	Ownership	Venture
Projects Completed	Percentage	Partner	Description

Atlanta, GA	20%	DRA Advisors	Retenanted the former HomePlace space with Sports Authority.

Marietta, GA	20%	DRA Advisors	Demised former HomePlace space and retenanted with Ross Dress for Less.

Overland Park, KS	23.51%	Prudential Real Estate Investors	Redevelopment/expansion project to include a 14,900 sf Osco Drug Store and 7,300 sf Deal$, and a 5,300 sf outparcel.

Maple Grove, MN	50%	DRA Advisors	Demised former HomePlace space and retenanted with Bed Bath & Beyond and Michael’s.

Total Cost (Millions)	$9.3

Projects in Progress	Percentage	Partner	Description

Schaumburg, IL	20%	DRA Advisors	Retenanted former Builders Square space with a Home Depot Expo and 1-800 Mattress. Retenanted former Service Merchandise space with PetsMart and Home Goods. Costco is under construction to add 11,000 sf. DDR has completed construction of an additional 9,000 sf of small shops between Costco and Home Depot Expo.

Leawood, KS	50%	Poag & McEwen	Expansion of the existing center to create an additional 26,000 sf of small retail specialty shops.

Shawnee, KS	23.51%	Prudential Real Estate Investors	Relocating two tenants in order to accommodate a 25,000 sf expansion creating a 65,000 sf Price Chopper.

N. Olmsted, OH	79.57%	Hendon Properties	Expansion of existing center to create an additional 16,607 sf of small retail shops, including a Dollar Tree, and the addition of a 4,500 sf outparcel for the Vitamin Shoppe.

San Antonio, TX	35%	DRA Advisors	Demised former HomePlace space and retenanting with OfficeMax.

Total Cost (Millions)	$9.1

Projects to Commence Construction

San Ysidro, CA	20%	Prudential Real Estate Investors	Relocation of several small shop tenants in the shopping center to accommodate a 30,000 sf Ross Dress for Less and a 31,000 sf Marshall’s.

Deer Park, IL	24.75%	Poag & McEwen/Prudential Real Estate Investors	Expansion of the existing center to create a 50,000 sf Century Theater and to create an additional 23,800 sf of small retail specialty shops.

Joint Venture Expansions and Redevelopment 5.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Joint Venture Dispositions
for the Nine Month Period Ended September 30, 2002

		Gross Sale		DDR’s	Joint
		Proceeds		Ownership	Venture
Property Location	GLA	(Millions)	Sale Date	Percentage	Partner

Durham, NC	408,292	$50.1	2/11/2002	20.00%	DRA Advisors

Salem, NH	170,270	$26.5	6/6/2002	96.12%	Coventry Real Estate Partners (“Coventry”)

Eatontown, NJ	68,196	$14.0	6/18/2002	83.75%	Hendon Properties and Coventry

Hagerstown, MD	285,655	$41.7	6/20/2002	24.75%	Prudential Real Estate Partners and Coventry

Total	932,413	$132.3

The joint venture acquisitions for the nine month period ended September 30, 2002 includes a transfer from DDR to joint ventures for the newly developed shopping center in Kildeer, Illinois and the consolidation of the Salem, New Hampshire shopping center, which was previously accounted for under the equity method.

Joint Venture Acquisitions and Dispositions   5.2

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Joint Venture Debt
as of September 30, 2002

		Mortgage
Property/Entity		Balance		Maturity Date	Interest Rate

RVIP III Long Beach, CA	V	24,241,093		01/04	Libor + 170

RVIP III A Round Rock, TX	V	54,254,395		01/03	Libor + 175

RVIP III B Deer Park, IL	F	40,000,000		06/03	6.57
	V	7,258,522		07/03	Libor + 175

RVIP VI Kansas City, MO		20,238,100

RVIP VII	F	106,245,341	(2)
	V	34,000,000	(2)

Community Centers	F	119,000,000.00	(3)	03/05	6.00
	F	17,000,000.00	(3)	02/05	5.95
	V	45,500,000.00	(3)	03/05	Libor + 250
	V	175,000,000.00	(3)	03/04	Libor + 250
	V	4,300,000.00	(3)	02/05	Libor + 250

DDRA Community Centers Four San Antonio, TX	F	27,279,144		10/02	7.24

DDRA Community Centers Five	F	156,000,000	(4)	10/05	6.64

DDRA Community Centers Six St. Louis, MO	F	12,794,477		04/10	8.56

DDRA Community Centers Seven Ahwatukee, AZ (Phase IV)	F	10,000,000		01/05	8.07

DDRA Community Centers Eight Deer Valley, AZ	F	17,927,029		09/10	8.01

Merriam Town Center Merriam, KS	V	24,455,000		04/03	Libor +175
Tax Incremental Financing Obligation	F	9,475,450		02/16	6.90

Lennox Town Center Limited Columbus, OH	F	19,566,731		07/22	8.11

Sun Center Limited Columbus, OH	F	6,016,527		05/07	8.29
	F	15,767,105		04/11	8.48

Continental Sawmill Ltd. Columbus, OH	F	19,405,819		05/16	7.55

Drexel Washington Ltd. Dayton, OH	F	14,115,199		01/08	7.28

Liberty Fair Mall Associates Martinsville,VA	F	20,254,392		12/09	8.46

Ohio State Teachers JV Macedonia, OH	V	11,638,900		09/06	Libor +100

Summary of Joint Venture Debt   5.3

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Joint Venture Debt
as of September 30, 2002 (continued)

		Mortgage
Property/Entity		Balance	Maturity Date	Interest Rate

Town Center Plaza LLC Leawood, KS	F	53,668,690	07/09	7.31

DDR P&M Aspen Grove Littleton, CO	V	42,811,511	05/03	Libor + 185

DDRC PDK Salisbury Phase III LLC Salisbury, MD	F	1,878,269	04/06	7.61

DLA Ventures, LP Coon Rapids, MN	V	28,093,167	12/03	Libor + 185

KLA/SM LLC	V	78,946,111	07/04	Libor + 350
Jefferson County Plaza, LLC Arnold, MO	V	2,288,371	05/05	Libor + 175

DDRA Kildeer LLC	V	4,500,000	08/07	Libor + 180
Kildeer, IL	F	15,000,000	08/07	5.64

RVIP I Best Products	V	1,096,136	08/04	Libor + 175

		$1,240,015,478

Notes:

(1)	Encumbers six shopping center properties located in Kansas City, MO with mortgage interest rates ranging from 7.79% to 8.625% and maturity dates ranging from September, 2005 to November, 2007.

(2)	Encumbers ten shopping center properties located in California and Washington with mortgage interest rates ranging from 6.60% to 9.50% and maturity dates ranging from March, 2004 to March, 2022.

(3)	Encumbers seven shopping center properties as follows:

San Diego, CA Denver, CO Atlanta, GA Marietta, GA Schaumburg, IL Framingham, MA Fairfax, VA Naples, FL

(4)	Encumbers six shopping center properties as follows:

Ahwatukee, AZ Phoenix, AZ Eagan, MN Maple Grove, MN Portland, OR Fort Worth, TX

Summary of Joint Venture Debt   5.3

Developers Diversified Realty
Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Pro Rata Joint Venture Debt
as of September 30, 2002

	DDR's	DDR's
	Pro Rata	Pro Rata
Joint Venture	Interest	Debt

RVIP III Long Beach	23.5125%	5,699,687

RVIP III A	24.75%	13,427,963

RVIP III B	12.375%	5,848,242

RVIP VI	23.5125%	4,758,483

RVIP VII	20.00%	28,049,068

Community Centers	20.00%	72,160,000

DDRA Comm Ctr Four	35.00%	9,547,700

DDRA Comm Ctr Five	50.00%	78,000,000

DDRA Comm Ctr Six	50.00%	6,397,238

DDRA Comm Ctr Seven	50.00%	5,000,000

DDRA Comm Ctr Eight	50.00%	8,963,514

Merriam Town Center	50.00%	16,965,225

Lennox Town Center	50.00%	9,783,366

Sun Center	79.45%	17,307,095

Continental Sawmill	80.012%	15,526,984

Drexel Washington	49.7918%	7,028,212

Liberty Fair	50.00%	10,127,196

OSTRS	50.00%	5,819,450

Town Center Plaza	50.00%	26,834,345

DDR P&M Aspen Grove	50.00%	21,405,756

DDRC PDK Salisbury	50.00%	939,134

Coon Rapids	25.00%	7,023,292

KLA/SM LLC	25.00%	19,736,528

Jefferson County Plaza	50.00%	1,144,186

DDRA Kildeer, LLC	10.00%	1,950,000

RVIP I	79.57%	872,195

Total		$400,314,862

Summary of Pro Rata Joint Venture Debt   5.4

Developers Diversified Realty

Quarterly Financial Supplement
For the nine months ended September 30, 2002

Summary of Joint Venture Mortgage Principal Payments
as of September 30, 2002

	2002	2003	2004	2005	2006	2007
JOINT VENTURE	Payments	Payments	Payments	Payments	Payments	Payments

RVIP III (Long Beach, CA)			24,241,093

RVIP III A (Round Rock)		54,511,192

RVIP III B (Deer Park)		47,258,522

RVIP VI (Kansas City)				1,311,414		19,119,141

RVIP VII	1,351,434	1,488,125	73,602,633	1,748,770	1,898,412	8,761,556

Community Centers			175,000,000	185,800,000

DDRA Community Centers Four	27,527,965

DDRA Community Centers Five				156,000,000

DDRA Community Centers Six	93,494	101,939	107,936	120,896	131,816	143,722

DDRA Community Centers Seven		75,262	88,687	9,836,051

DDRA Community Centers Eight	144,901	157,116	166,174	184,371	199,915	216,768

Merriam Town Center		24,455,000

Merriam TIF

Lennox Town Center Limited	390,675	423,564	459,221	497,880	539,794	585,235

Sun Center Limited

Principal Mutual Life Ins Co	342,652	372,863	405,741	441,517	480,448	522,811

W. Lyman Case & Co	132,540	143,955	156,352	169,818	184,445	5,327,788

Continental Sawmill Ltd.	797,754	860,113	927,347	999,836	1,077,990	1,162,255

Drexel Washington Ltd.	188,872	202,792	218,058	234,473	252,124	271,104

Liberty Fair Mall Associates	157,646	171,558	181,849	203,092	221,213	240,952

Ohio State Teachers JV

National City Bank	371,120	391,960	427,660	453,000	10,251,560

Town Center Plaza LLC	897,409	965,253	1,038,225	1,116,715	1,201,138	1,291,944

DDRC PDK Salisbury Phase III					1,889,941

DLA Ventures LP (Coon Rapids, MN)		28,093,167

DDR P&M Aspen Grove (Littleton)		42,811,511

KLA/SM LLC			78,946,111

Jefferson County Plaza LLC				2,288,371

DDRA Kildeer, LLC (Kildeer, IL)						19,500,000

RVIP I (Best Products)	11,528,021		1,096,136

Payments through 09/30/02	(15,914,860)

Total — Debt	28,009,623	202,483,892	357,063,223	361,406,204	18,328,796	57,143,276

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2008	2009	2010	2011
JOINT VENTURE	Payments	Payments	Payments	Payments	Thereafter	Total

RVIP III (Long Beach, CA)							24,241,093

RVIP III A (Round Rock)							54,511,192

RVIP III B (Deer Park)							47,258,522

RVIP VI (Kansas City)							20,430,556

RVIP VII	1,916,490	2,092,301	2,272,271	2,467,775	43,657,964		141,257,731

Community Centers							360,800,000

DDRA Community Centers Four							27,527,965

DDRA Community Centers Five							156,000,000

DDRA Community Centers Six	153,623	170,580	11,839,094				12,863,100

DDRA Community Centers Seven							10,000,000

DDRA Community Centers Eight	231,039	254,521	16,478,828				18,033,633

Merriam Town Center							24,455,000

Merriam TIF					9,675,450		9,675,450

Lennox Town Center Limited	634,502	687,917	745,828	808,615	14,083,527		19,856,758

Sun Center Limited

Principal Mutual Life Ins Co	568,910	619,074	673,660	11,593,684		16,021,360

W. Lyman Case & Co							6,114,898

Continental Sawmill Ltd.	1,253,108	1,351,060	1,456,670	1,570,535	8,541,803		19,998,471

Drexel Washington Ltd.	12,762,951						14,130,374

Liberty Fair Mall Associates	257,650	18,936,140					20,370,100

Ohio State Teachers JV

National City Bank							11,895,300

Town Center Plaza LLC	1,389,614	46,435,280					54,335,578

DDRC PDK Salisbury Phase III							1,889,941

DLA Ventures LP (Coon Rapids, MN)							28,093,167

DDR P&M Aspen Grove (Littleton)							42,811,511

KLA/SM LLC							78,946,111

Jefferson County Plaza LLC							2,288,371

DDRA Kildeer, LLC (Kildeer, IL)							19,500,000

RVIP I (Best Products)							12,624,157

Payments through 09/30/02							(15,914,860)

Total — Debt	19,167,887	70,546,873	33,466,351	16,440,609	75,958,744		1,240,015,478

Summary of Joint Venture Mortgage Principal Payments     5.5

Portfolio Statistics

Company Features (1)
309 Shopping Centers (and Interests in Retail Assets) 6 Managed Shopping Centers 43 States (including managed properties) 47.2 Million Sq. Ft. Owned 60.4 Million Sq. Ft. Owned and Managed (2) 95.9%/94.2% % Leased / % Occupied (3) 343 Total Employees
(1) Includes Service Merchandise portfolio. Does not include 36 industrial and office properties.
(2) Includes unowned anchors at company owned shopping centers.
(3) Core retail portfolio.

Growth in Square Footage(1)
382% increase in owned space over nine years
(GLA in Million Square Feet)
(1) Includes Service Merchandise Portfolio.
(2) As of September 30, 2002.

DDR has built a geographically diverse portfolio of dominant shopping centers.
309 owned retail assets and 6 managed retail assets
GLA by STATE
43 States (inc. Managed)

Average Annualized Base Rental Rates (1) (2)
(1) Does not include Service Merchandise Portfolio.
(2) As of September 30, 2002.

Average Annualized Base Rental Rates
Annualized Base Rent/S.F.
NUMBER OF SHOP PERIOD ENDING PROPERTIES TOTAL SPACE Sep. 30, 2002 192 $10.47 $15.00 Jun. 30, 2002 191 $10.40 $14.46 Mar. 31, 2002 195 $10.34 $14.35 Dec. 31, 2001 192 $10.03 $14.02 Dec. 31, 2000 190 $ 9.66 $13.66 Dec. 31, 1999 186 $ 9.20 $12.69 Dec. 31, 1998 159 $ 8.99 $12.39 Dec. 31, 1997 123 $ 8.49 $11.69 Dec. 31, 1996 112 $ 7.85 $10.87 Dec. 31, 1995 106 $ 7.60 $10.54 Dec. 31, 1994 84 $ 5.89 $ 9.02 Dec. 31, 1993 69 $ 5.60 $ 8.56 Dec. 31, 1992 53 $ 5.37 $ 8.37 Dec. 31, 1991 53 $ 5.35 $ 8.29 Dec. 31, 1990 52 $ 5.27 $ 8.25 Dec. 31, 1989 45 $ 4.93 $ 7.87 Dec. 31, 1988 40 $ 4.81 $ 7.41 Dec. 31, 1987 37 $ 4.38 $ 7.09

Lease Expirations by Year (1) (2)
% Total Base Rents by Class
(1) Does not include Service Merchandise portfolio.
(2) As of September 30, 2002. Options not included.

Lease Expirations by Year (1)
Anchor Base Rent Shop Space Base Rent Year Leases Revenue Average/S.F. Leases & nbsp; Revenue Average/S.F.
(millions) (millions)
2002 (Remaining) 7 $ 0.9 $3.96 249 $ 7.4 $13.09 2003 18 $ 2.6 $4.71 548 $ 20.2 $12.44 2004 25 $ 5.2 $6.63 557 $ 21.5 $13.89 2005 35 $ 6.5 $5.22 484 $ 21.5 $14.07 2006 24 $ 6.0 $6.61 403 $ 21.0 $14.81 2007 40 $ 12.0 $7.20 326 $ 17.6 $14.74 2008 29 $ 7.6 $6.95 102 $ 8.6 $14.80 2009 37 $ 13.1 $7.90 90 $ 9.1 $16.68 2010 47 $ 16.2 $8.72 114 $ 12.1 $17.88 2011 78 $ 29.8 $9.80 119 $ 13.7 $19.12 2002-2011 Subtotal 340 $ 99.9 $7.66 2,992 $152.8 $14.69 Total Rent Roll at 576 $220.0 $8.47 3,145 $171.2 $15.01 September 30, 2002
(1) Does not include Service Merchandise portfolio.

3Q02 Largest Tenants
by SF — Owned & Unowned(1)(2)
Total Owned Unowned Rank Tenant Units GLA Units GLA Units GLA
1 Wal-Mart/Sam’s 53 6,675,667 24 2,558,144 29 4,117,523 2 Target/Mervyn’s 20 2,294,833 5 590,765 15 1,704,068 3 Home Depot 18 1,736,732 6 550,150 12 1,186,582 4 K-Mart 22 1,610,333 19 1,420,420 3 189,913 5 T.J.Maxx/Marshall’s 49 1,487,365 49 1,487,365 6 Kohl’s 15 1,266,467 14 1,184,417 1 82,050 7 Lowe’s Home Improvement 8 1,053,216 5 647,983 3 405,233 8 Bed Bath & Beyond 32 909,533 32 909,533 9 Best Buy/Musicland 25 843,863 24 748,934 1 94,929 10 Toys “R” Us 22 832,002 17 611,343 5 220,659
(1) Includes Service Merchandise portfolio.
(2) Assumes 100% ownership of joint ventures.

Reliance on Major Tenants (1) (2) (Owned shopping center GLA only) Total Base Rent Percent Credit
Tenant Units (millions) of Total Ratings Wal-Mart/Sam’s Club 24 $12.02 4.1% AA/Aa2 Kohl’s 14 $8.12 2.8% A-/A3 Bed Bath & Beyond 32 $7.16 2.5% BBB-/NR T.J. Maxx/Marshalls 49 $6.96 2.4% A1/A3 Best Buy / Musicland Group 24 $6.45 2.2% BBB-/Baa3 Officemax 33 $6.36 2.2% NR/NR AMC Theater 5 $5.89 2.0% B/B3 K-mart 19 $5.28 1.8% NR/Ca PetsMart 27 $5.07 1.7% BB/Ba2 Gap/Old Navy/Banana Republic 32 $4.87 1.7% B+/Ba3 Barnes & Noble 34 $4.84 1.7% BB/Ba2 Lowe’s Home Improvement 5 $4.59 1.6% A/A3 Toys “R” Us 17 $3.87 1.3% BBB/Baa3 Michael’s 25 $3.43 1.2% BB/Ba2 Home Depot 6 $3.24 1.1% AA/AA3 Cinemark Theatre 6 $3.20 1.1% BB-/B2 Ross Stores 16 $2.96 1.0% BBB/NR Kroger 9 $2.85 1.0% BBB-/Baa3 Linens ‘N Things 9 $2.85 1.0% NR/NR Famous Footwear 27 $2.80 1.0% NR/NR Subtotal 1-20 413 $102.82 35.3% Portfolio Total 3,765 $291.29 100.0%
(1) Includes Service Merchandise portfolio.
(2) Based on actual pro rata ownership of real estate assets.

Reliance on Major Tenants(1) (2)
by GLA and by Base Rental Revenue
Base Owned % Total Rental % Total Rank Major Tenant (units) GLA GLA Rank &nb sp; Major Tenant (units) Revenue Base Rent (MSF) ($ Millions)
1 Wal-Mart / Sam’s Club (24) 2.4 7.38% 1 Wal-Mart/Sam’s Club (24) $ 12.02 4.1% 2 K-mart (19) 1.4 4.42% 2 Kohl’s (14) $ 8.12 2.8% 3 Kohl’s (14) 1.0 2.98% 3 Bed Bath & Beyond (32) $ 7.16 2.5% 4 T.J. Maxx / Marshalls (49) 0.9 2.68% 4 T.J. Maxx / Marshalls (49) $ 6.96 2.4% 5 OfficeMax (33) 0.7 2.04% 5 Best Buy / Musicland Group (24) $ 6.45 2.2% 6 Lowe’s Home Improvement (5) 0.6 2.02% 6 OfficeMax (33) $ 6.36 2.2% 7 JC Penney/Eckards (22) 0.6 2.00% 7 AMC Theater (5) $ 5.89 2.0% 8 Best Buy/ Musicland Group (24) 0.6 1.90% 8 K-Mart (19) $ 5.28 1.8% 9 Bed Bath & Beyond (32) 0.6 1.90% 9 PetsMart (27) $ 5.07 1.7% 10 Target/Mervyn’s (5) 0.5 1.63% 10 Gap/Old Navy/Banana Republic (32) $ 4.87 1.7% 11 Toys “R” Us (17) 0.5 1.45% 11 Barnes & Noble (34) $ 4.84 1.7% 12 Petsmart (27) 0.5 1.44% 12 Lowe’s Home Improvement (5) $ 4.59 1.6% 13 Home Depot (6) 0.4 1.18% 13 Toys “R” Us (17) $ 3.87 1.3% 14 Kroger (9) 0.4 1.15% 14 Michael’s (25) $ 3.43 1.2% 15 Gap/Old Navy/Banana Republic (32) 0.4 1.13% 15 Home Depot (6) $ 3.24 1.1% 16 Joann Stores (19) 0.3 1.04% 16 Cinemark Theatre (6) $ 3.20 1.1% 17 Beall’s (10) 0.3 1.03% 17 Ross Stores (16) $ 2.96 1.0% 18 Barnes & Noble (34) 0.3 0.99% 18 Kroger (9) $ 2.85 1.0% 19 Ross Stores (16) 0.3 0.91% 19 Linens ‘N Things (9) $ 2.85 1.0% 20 Herberger’s/Off Fifth (6) 0.3 0.88% 20 Famous Footwear (27) $ 2.80 1.0% Subtotal: 1-20 12.9 40.16% Subtotal: 1-20 $102.82 35.3% Total: 32.1 100.0% Total: $291.29 100.0%
(1) Includes Service Merchandise portfolio.
(2) Based on actual pro rata ownership of real estate assets.

Appendix

Run Date: 10/18/2002 Time:11:41:36AM Page 1 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

Alabama

1 BIRMINGHAM, AL (BROOK)	BROOK HIGHLAND PLAZA 5291 HWY 280 SOUTH	35242	SC	1994	1994	100.00%

2 BIRMINGHAM, AL (EASTWOOD)	EASTWOOD FESTIVAL CENTER 7001 CRESTWOOD BLVD	35210	SC	1989	1995	100.00%

3 BIRMINGHAM, AL (RIVERCHASE)	RIVERCHASE PROMENADE MONTGOMERY HIGHWAY	35244	SC	1989	2002	100.00%

Arizona

4 AHWATUKEE, AZ	FOOTHILLS TOWNE CTR (II) 4711 EAST RAY ROAD	85044	SC	1996	1997	50.00%

5 PHOENIX, AZ (DEER VALLEY)	DEER VALLEY TOWNE CENTER 2805 WEST AGUA FRIA FREEWAY	85027	SC	1996	1999	50.00%

6 PHOENIX, AZ (PEORIA)	ARROWHEAD CROSSING 7553 WEST BELL ROAD	85382	SC	1995	1996	50.00%

Arkansas

7 FAYETTEVILLE, AR	SPRING CREEK CENTRE 464 E. JOYCE BOULEVARD	72703	SC	1997	1997	100.00%

8 N. LITTLE ROCK, AR	MCCAIN PLAZA 4124 EAST MCCAIN BOULEVARD	72117	SC	1991	1994	100.00%

9 RUSSELLVILLE, AR	VALLEY PARK CENTRE 3093 EAST MAIN STREET	72801	SC	1992	1994	100.00%

California

10 CAMERON PARK, CA	CAMERON PARK 4082-4092 CAMERON PARK DRIVE	95682	SC	1999	2001	20.00%

11 CITY OF INDUSTRY, CA	PLAZA AT PUENTE HILLS 17647-18271 GALE AVENUE	91748	SC	1987	2001	20.00%

12 FULLERTON, CA	LA MANCHA NORTH HARBOR BLVD.	92632	SC	1973	2001	20.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

Alabama

1 BIRMINGHAM, AL (BROOK)	383,006	$3,297,444	$8.87	97.1%
WINN DIXIE STORES #417(2014), RHODES#3029/MARKS FITZGERALD(2004), GOODY'S #165(2004), LOWE'S HOME CENTERS(2003), REGAL CINEMAS, INC.(2014), STEIN MART#67(2011), OFFICEMAX #588(2011), MICHAEL'S #9986(2009), BOOKS-A-MILLION-4(2005)

2 BIRMINGHAM, AL (EASTWOOD)	301,074	$1,877,885	$7.80	80.0%	OFFICE DEPOT #43(2004), BURLINGTON COAT FACTORY #297(2003), REGAL CINEMAS, INC.(2006), HOME DEPOT(NOT OWNED), WESTERN SUPERMARKETS(NOT OWNED)

3 BIRMINGHAM, AL (RIVERCHASE)	98,096	$1,206,762	$14.52	84.7%	MARSHALL'S #411(2006), MICHAEL'S #7000(2005)

Arizona

4 AHWATUKEE, AZ	647,904	$9,182,064	$14.67	96.6%
BASSETT FURNITURE(2010), ASHLEY HOMESTORES(2011), STEIN MART #106(2011), AMC THEATRE(2021), BARNES & NOBLE #2781(2012), BABIES 'R US #5670(2007), ROSS STORES, INC. #369(2007), OFFICEMAX #743(2012), JOANN, ETC. #1917(2010), BEST BUY #177(2014)

5 PHOENIX, AZ (DEER VALLEY)	197,009	$2,774,098	$14.08	100.0%	ROSS STORES #412(2009), OFFICEMAX #739(2013), PETSMART #1333(2014), MICHAELS #9922(2009), TARGET(NOT OWNED), AMC THEATRES(NOT OWNED)

6 PHOENIX, AZ (PEORIA)	346,430	$3,994,605	$11.89	97.0%
STAPLES #289(2009), COMP USA#318(2013), MAC FRUGAL'S #333 -1(2010), BARNES & NOBLE #2746-1(2011), T.J. MAXX #162 -1(2005), CIRCUIT CITY - #3362-1(2016), OSHMAN'S SPORTING GOODS, #690(2017), BASSETT FURNITURE(2009), LINENS 'N THINGS #427-1(2011), FRY'S(NOT OWNED)

Arkansas

7 FAYETTEVILLE, AR	262,862	$2,863,013	$11.10	98.1%	T.J. MAXX #159(2005), BEST BUY(2017), GOODY'S #231(2013), OLD NAVY #6169(2005), BED, BATH & BEYOND #278(2009), WAL-MART SUPER CENTER(NOT OWNED), HOME DEPOT(NOT OWNED)

8 N. LITTLE ROCK, AR	207,878	$1,218,081	$6.63	88.4%	T.J. MAXX #721(2007), CINEMARK THEATRE-TANDY 10(2011), BURLINGTON COAT FACTORY WHSE(2014)

9 RUSSELLVILLE, AR	272,245	$1,710,359	$6.40	98.1%	WAL-MART STORES #58(2011), STAGE #301(2005), J.C. PENNEY #351(2012)

California

10 CAMERON PARK, CA	103,414	$1,421,583	$14.66	93.8%	SAFEWAY #1618(2020)

11 CITY OF INDUSTRY, CA	518,938	$6,267,256	$13.79	87.6%	MILLER'S OUTPOST/HUB DIST#334(2008), OFFICE DEPOT, INC.(2012), IKEA(2007), CIRCUIT CITY #3301(2009)

12 FULLERTON, CA	109,358	$918,202	$9.14	91.9%	RALPHS GROCERY STORE(2020), BALLARD WIMER BROCKETT&EDWARDS(2004)

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall	Property Listing 7.1

* BC = Business Center

* Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 2 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

13 LANCASTER, CA	VALLEY CENTRAL DISCOUNT 44707-44765 VALLEY CENTRAL WAY	93536	SC	1990	2001	20.00%

14 MISSION VIEJO, CA	OLYMPIAD PLAZA 23002-23072 ALICIA PARKWAY	92691	SC	1989	2001	20.00%

15 OCEANSIDE, CA	OCEAN PLACE CINEMAS 401-409 MISSION AVENUE	92054	SC	2000	1*	100.00%

16 PLEASANT HILL, CA	DOWNTOWN PLEASANT HILL TRELAHY AND CRESCENT ROADS	94523	SC	1999	2001	20.00%

17 RICHMOND, CA (HILLTOP)	HILLTOP PLAZA 3401 BLUME DRIVE	94806	SC	1997	2002	100.00%

18 RICHMOND, CA	RICHMOND CITY CENTER MACDONALD AVENUE	94801	SC	1993	2001	20.00%

19 SAN DIEGO, CA	CARMEL MOUNTAIN PLAZA 11610 CARMEL MOUNTAIN ROAD	92128	SC	1993	1995	20.00%

20 SAN FRANCISCO, CA (RETAIL)	VAN NESS PLAZA 1000 VAN NESS AVENUE	94109	SC	1998	2002	100.00%

21 SAN YSIDRO, CA	SAN DIEGO FACTORY OUTLET CAMINO DE LA PLAZA	92173	SC	1988	2000	20.00%

Colorado

22 ALAMOSA, CO	ALAMOSA PLAZA 145 CRAFT DRIVE	81101	SC	1986	2*	100.00%

23 DENVER, CO	TAMARAC SQUARE 7777 E. HAMPDEN	80231	SC	1976	2001	100.00%

24 DENVER, CO (BROADWAY MARKET	BROADWAY MARKET PLACE 505 SOUTH BROADWAY	80223	SC	1993	1995	20.00%

25 DENVER, CO (CENTENNIAL)	CENTENNIAL PROMENADE 9355 E. COUNTY LINE ROAD	80223	SC	1997	1997	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

13 LANCASTER, CA	459,529	$4,358,373	$9.72	97.6%	WAL-MART #1563(2010), MOVIES 12/ CINEMARK(2017) WAL-MART #1553/(STORAGE)(2000), MICHAEL'S #3541(2004) MARSHALLS #975(2007). CIRCUIT CITY #411(2011), STAPLES #88(2003), COSTCO(NOT OWNED)

14 MISSION VIEJO, CA	45,600	$1,112,462	$30.23	80.7%

15 OCEANSIDE, CA	75,345	$1,049,911	$15.57	89.5%	REGAL CINEMAS(2014)

16 PLEASANT HILL, CA	339,455	$5,730,563	$18.59	90.8%	ALBERTSON'S(2020), MICHAEL'S #2109(2010), BORDERS BOOK & MUSIC(2015),CENTURY THEATRES, INC(2016), BED,BATH & BEYOND(2010), ROSS STORES, INC(2010)

17 RICHMOND, CA (HILLTOP)	246,634	$3,615,158	$14.82	98.9%	OFFICEMAX #558(2011), PETSMART #062(2012),ROSS DRESS FOR LESS(2008), BARNES & NOBLE BOOKSELLERS(2011), CIRCUIT CITY#3374(2017), CENTURY THEATRE(2016)

18 RICHMOND, CA	76,692	$1,112,350	$14.50	100.0%	WALGREENS#2506(2033), FOOD 4 LESS/FOODSCO(2013)

19 SAN DIEGO, CA	440,228	$6,474,823	$15.18	96.9%
PACIFIC THEATRES(2013), SPORTSMART
#644(2008), CIRCUIT CITY #3327(2009),
MARSHALLS #8452(2009), BARNES & NOBLE
#1976(2003), ROSS DRESS FOR LESS#265(2004),
MICHAEL'S #8704(2004), K MART #4776(2018),
MERVYN'S(NOT OWNED)

20 SAN FRANCISCO, CA (RETAIL)	123,755	$4,333,900	$35.34	99.1%	CRUNCH FITNESS INT'L, INC.(2008), AMC VAN NESS 14 THEATRES(2018)

21 SAN YSIDRO, CA	258,003	$1,983,259	$11.02	69.7%	NIKE(2004), CALVIN KLEIN(2008), MIKASA STORAGE(2003), K-MART #7418(2006)

Colorado

22 ALAMOSA, CO	19,875	$159,439	$8.58	93.5%	WAL-MART(NOT OWNED), CITY MARKET(NOT OWNED)

23 DENVER, CO	165,768	$1,560,755	$12.57	74.9%	MADSTONE THEATRES(2007), The Gap, Inc.(2003)

24 DENVER, CO (BROADWAY MARKET	387,536	$3,922,078	$10.12	100.0%	ALBERTSON'S #885(2019), OFFICEMAX #199(2010), K MART #7303(2019), PEP BOYS#241(2014), WAL-MART/SAM'S#6632(2018)

25 DENVER, CO (CENTENNIAL)	418,637	$6,290,812	$15.40	97.6%
GOLFSMITH GOLF CENTER(2007),
SOUNDTRACK(2017), ROSS DRESS FOR
LESS #388(2008), OFFICEMAX #686(2013),
MICHAEL'S #9710(2007), TOYS R US#9540(2011), BORDERS
#163(2017), LOEHMANN'S R.E. HOLDINGS, INC.(2012), AMERICAN FURNITURE
SUPERSTORE(NOT OWNED), R.E.I.(NOT OWNED)

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall	Property Listing 7.1

* BC = Business Center

* Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 3 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

26 LITTLETON, CO (DEV)	ASPEN GROVE 7301 SOUTH SANTAFE	80120	SC	2002	2001	50.00%

27 TRINIDAD, CO	TRINIDAD PLAZA HWY 239 @ 125 FRONTAGE ROAD	81082	SC	1986	2*	100.00%

Connecticut

28 PLAINVILLE, CT	CONNECTICUT COMMONS I-84 & RTE 9	06062	SC	1999	1*	100.00%

29 WATERBURY, CT	KMART PLAZA 899 WOLCOTT STREET	06705	SC	1973	2*	100.00%

Florida

30 BAYONET POINT, FL	POINT PLAZA US 19 & SR 52	34667	SC	1985	2*	100.00%

31 BRANDON, FL	KMART SHOPPING CENTER 1602 BRANDON BL	33511	SC	1972	2*	100.00%

32 CRYSTAL RIVER, FL	CRYSTAL RIVER PLAZA 420 SUN COAST HWY	33523	SC	1986	2*	100.00%

33 DAYTONA BEACH, FL	VOLUSIA 1808 W. INTERNATIONAL SPEEDWAY	32114	SC	1984	2001	100.00%

34 FERN PARK, FL	FERN PARK SHOPPING CENTER 6735 US #17-92 SOUTH	32720	SC	1970	2*	100.00%

35 JACKSONVILLE, FL	JACKSONVILLE REGIONAL 3000 DUNN AVENUE	32218	SC	1988	1995	100.00%

36 MARIANNA, FL	THE CROSSROADS 2814-2822 HIGHWAY 71	32446	SC	1990	2*	100.00%

37 MELBOURNE, FL	MELBOURNE SHOPPING CENTER 750-850 APOLLO BOULEVARD	32935	SC	1978	2*	100.00%

38 NAPLES, FL	CARILLON PLACE 5010 AIRPORT ROAD NORTH	33942	SC	1994	1995	20.00%

39 ORLANDO, FL (WESTSIDE)	WESTSIDE CROSSING 5028-5290 WEST COLONIAL DRIVE	32808	SC	1989	2*	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants (Lease Expiration)

26 LITTLETON, CO (DEV)	219,357	$5,605,587	$27.90	91.6%	CHAMPPS(2022)

27 TRINIDAD, CO	63,836	$123,742	$5.31	36.5%	BIG "R"(NOT OWNED)

Connecticut

28 PLAINVILLE, CT	465,453	$5,144,686	$11.05	100.0%	LOWE'S OF PLAINVILLE #650(2019), KOHL'S(2022), K MART CORPORATION #7790(2019), A.C. MOORE(2014), OLD NAVY #6187(2011), LEVITZ FURNITURE(2015), LINENS 'N THINGS(2017), LOEW'S THEATRE(NOT OWNED)

29 WATERBURY, CT	124,310	$417,500	$3.36	100.0%	K MART #3152(2003), JO-ANN STORES #0254(2010)

Florida

30 BAYONET POINT, FL	203,580	$1,136,167	$5.83	95.7%	PUBLIX SUPER MARKETS #295(2005), BEALL'S #11(2002), T.J. MAXX #794(2010)

31 BRANDON, FL	161,900	$540,321	$3.34	100.0%	K MART #4311(2007), SCOTTY'S(NOT OWNED)

32 CRYSTAL RIVER, FL	160,359	$812,093	$5.25	96.4%	BEALL'S #38 -4(2012), BEALL'S OUTLET(2006), SCOTTY'S #130(2008)

33 DAYTONA BEACH, FL	75,366	$883,487	$12.10	96.8%	TJMF, Inc.(2004), Marshalls of MA, Inc.(2005)

34 FERN PARK, FL	16,000	$121,846	$7.62	100.0%

35 JACKSONVILLE, FL	219,735	$1,418,432	$6.54	98.7%	J.C. PENNEY #1033-4(2007), WINN DIXIE STORES #167(2009)

36 MARIANNA, FL	63,894	$430,586	$7.27	92.7%	BEALL'S #54 -4(2005), WAL-MART(NOT OWNED)

37 MELBOURNE, FL	121,913	$159,349	$4.22	31.0%

38 NAPLES, FL	267,838	$3,035,185	$11.33	100.0%	WINN DIXIE #739(2014), T.J. MAXX #084(2009), SERVICE MERCHANDISE #331(2015), ROSS DRESS FOR LESS #305(2005), CIRCUIT CITY #3205(2015), OFFICEMAX #159(2010)

39 ORLANDO, FL (WESTSIDE)	177,037	$977,337	$6.86	80.5%	GONGSHING(2012), WAL-MART(NOT OWNED)

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall	Property Listing 7.1

* BC = Business Center

* Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 4 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

40 ORMOND BEACH, FL	ORMOND TOWNE SQUARE 1458 WEST GRANADA BLVD	32174	SC	1993	1994	100.00%

41 OVIEDO, FL (DEV)	OVIEDO PARK CROSSING RTE 417 & RED BUG LAKE ROAD	32765	SC	1999	1*	100.00%

42 PALM HARBOR, FL	THE SHOPPES OF BOOT RANCH 300 EAST LAKEROAD	34685	SC	1990	1995	100.00%

43 PENSACOLA, FL	PALAFOX SQUARE 8934 PENSACOLA BLVD	32534	SC	1988	1*	100.00%

44 SPRING HILL, FL	MARINER SQUARE 13050 CORTEZ BLVD	34613	SC	1988	2*	100.00%

45 TAMPA, FL (DALE)	NORTH POINTE PLAZA 15001-15233 NORTH DALE MABRY	33618	SC	1990	2*	100.00%

46 TAMPA, FL (WATERS)	TOWN N' COUNTRY 7021-7091 WEST WATERS AVENUE	33634	SC	1990	2*	100.00%

47 TARPON SPRINGS, FL	TARPON SQUARE 41232 U.S. 19, NORTH	34689	SC	1974	2*	100.00%

48 WEST PASCO, FL	PASCO SQUARE 7201 COUNTY ROAD 54	34653	SC	1986	2*	100.00%

Georgia

49 ATLANTA, GA (DULUTH)	PLEASANT HILL PLAZA 1630 PLEASANT HILL ROAD	30136	SC	1990	1994	100.00%

50 ATLANTA, GA (PERIMETER)	PERIMETER POINTE 1155 MT. VERNON HIGHWAY	30136	SC	1995	1995	20.00%

51 MARIETTA, GA	TOWN CENTER PRADO 2609 BELLS FERRY ROAD	30066	SC	1995	1995	20.00%

Idaho

52 IDAHO FALLS, ID	COUNTRY CLUB MALL 1515 NORTHGATE MILE	83401	SC	1976	1998	100.00%

53 MERIDIAN, ID (2,3,4)	MERIDIAN CROSSROADS EAGLE AND FAIRVIEW ROAD	83642	SC	1999	1*	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

40 ORMOND BEACH, FL	234,045	$1,925,336	$8.23	100.0%	K MART #3783-2(2018), BEALL'S #60 -4(2004), PUBLIX SUPER MARKETS #446(2013)

41 OVIEDO, FL (DEV)	186,212	$1,906,152	$10.24	100.0%	OFFICEMAX #531(2014), ROSS DRESS FOR LESS(2010), MICHAEL'S #9941(2009), T.J. MAXX #802(2010), LINENS 'N THINGS(2011), LOWE'S(NOT OWNED)

42 PALM HARBOR, FL	52,395	$877,997	$17.44	96.1%	TARGET(NOT OWNED), ALBERTSON'S(NOT OWNED)

43 PENSACOLA, FL	17,150	$215,489	$12.56	100.0%

44 SPRING HILL, FL	192,073	$1,119,452	$7.76	75.1%	BEALL'S #28(2006), WAL-MART(NOT OWNED)

45 TAMPA, FL (DALE)	104,473	$1,170,261	$11.57	96.8%	PUBLIX SUPER MARKETS #398(2010), WAL-MART(NOT OWNED)

46 TAMPA, FL (WATERS)	134,366	$1,046,480	$8.39	92.8%	BEALL'S #56 -4(2005), KASH 'N KARRY-2 STORE #1745(2010), WAL-MART(NOT OWNED)

47 TARPON SPRINGS, FL	198,797	$1,357,860	$6.83	100.0%	K MART #3257-2(2009), BIG LOTS #564(2007), STAPLES #882 SUPERSTORE(2013), BEALL'S OUTLET #118(2003)

48 WEST PASCO, FL	135,421	$830,593	$8.75	70.1%	PUBLIX SUPER MARKETS #307(2006), PLYMOUTH BLIMPIE, INC.-4(2006), BEALL'S(NOT OWNED)

Georgia

49 ATLANTA, GA (DULUTH)	99,025	$1,410,809	$14.25	100.0%	OFFICE DEPOT #076-2(2005), WAL-MART(NOT OWNED)

50 ATLANTA, GA (PERIMETER)	343,115	$4,615,287	$14.49	92.9%
MICHAEL'S #1004(2010), STEIN MART #092(2010) BABIES R US, #8892(2007), THE SPORTS AUTHORITY(2012), L.A. FITNESS SPORTS CLUBS(2016), OFFICE DEPOT #434(2012), ST. JOSEPH'S HOSPITAL/ATLANTA(2006), UNITED ARTISTS THEATRE #33272(2015)

51 MARIETTA, GA	318,243	$3,417,551	$12.19	88.1%	STEIN MART #141(2007), ROSS DRESS FOR LESS(2013), PUBLIX #548(2015), BARNES & NOBLE #2656(2011), CRUNCH FITNESS INTERNATIONAL(2011)

Idaho

52 IDAHO FALLS, ID	148,593	$832,766	$6.59	85.0%	OFFICE MAX #666(2011), ALAMO GROUP(2006), FRED MEYER(NOT OWNED)

53 MERIDIAN, ID (2,3,4)	323,675	$3,318,079	$10.25	100.0%	BED BATH & BEYOND #333(2011), OLD NAVY #6046(2005), SHOPKO STORES, INC.(2020), OFFICE DEPOT # 02087(2010), ROSS DRESS FOR LESS # 530(2012), SPORTSMAN'S WAREHOUSE(2015)

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall

		* BC = Business Center	Property Listing 7.1

•     Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 5 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

Illinois

54 DEER PARK, IL	DEER PARK TOWN CENTER 20503 NORTH RAND ROAD	60074	SC	2000	1*	24.75%

55 HARRISBURG, IL	ARROWHEAD POINT 701 NORTH COMMERCIAL	62946	SC	1991	1994	100.00%

56 KILDEER, IL	THE SHOPS AT KILDEER 20505 NORTH HIGHWAY 12	60047	SC	2001	2001	10.00%

57 MOUNT VERNON, IL	TIMES SQUARE MALL 42ND AND BROADWAY	62864	MM	1974	2*	100.00%

58 SCHAUMBURG, IL	WOODFIELD VILLAGE GREEN 1430 EAST GOLF ROAD	60173	SC	1993	1995	20.00%

Indiana

59 BEDFORD, IN	TOWN FAIR CENTER 1320 JAMES AVENUE	47421	SC	1993	2*	100.00%

60 CONNERSVILLE, IN	WHITEWATER TRADE CENTER 2100 PARK ROAD	47331	SC	1991	2*	100.00%

61 HIGHLAND, IN	HIGHLAND GROVE SHOPPING CENTER HIGHWAY 41 & MAIN STREET	46322	SC	1995	1996	100.00%

Iowa

62 CEDAR RAPIDS, IA	NORTHLAND SQUARE 303 -367 COLLINS ROAD, NE	52404	SC	1984	1998	100.00%

63 OTTUMWA, IA	QUINCY PLACE MALL 1110 QUINCY AVENUE	52501	MM	1990	2*	100.00%

Kansas

64 LEAWOOD, KS	TOWN CENTER PLAZA 5100 W 119TH STREET	66209	SC	1990	1998	50.00%

65 MERRIAM, KS	MERRIAM TOWN CENTER 5700 ANTIOCH ROAD	66202	SC	1998	1*	50.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration

Illinois

54 DEER PARK, IL	260,420	$6,710,265	$26.43	97.5%	GAP # 581(2010)

55 HARRISBURG, IL	167,074	$882,205	$5.49	96.2%	WAL-MART STORES #237(2011), MAD-PRICER STORE/ROUNDY'S(2011)

56 KILDEER, IL	157,908	$2,844,624	$18.29	98.5%	BED BATH & BEYOND(2012), CIRCUIT CITY(2017), COST PLUS # 156(2012), OLD NAVY #6574(2006)

57 MOUNT VERNON, IL	268,263	$877,769	$3.64	90.0%	SEARS #2181(2013), COUNTRY FAIR MARKET FRESH(2004), J.C. PENNEY #1717 (2007)

58 SCHAUMBURG, IL	501,319	$7,530,418	$15.02	100.0%
CIRCUIT CITY #3111(2009), OFF 5TH(2011), SERVICE MERCHANDISE #355(2014), OFFICEMAX #203(2010), CONTAINER STORE(2011), SPORTS AUTHORITY STORE #675(2013), MARSHALLS #544(2009), NORDSTROM RACK #224(2009), BORDERS BOOKS#61(2009), EXPO DESIGN CENTER(2019), COSTCO(NOT OWNED), PRAIRIE ROCK(NOT OWNED)

Indiana

59 BEDFORD, IN	223,431	$1,346,377	$6.03	100.0%	K MART #7455(2008), GOODY'S #119 -4(2003), J. PENNEY #1324-4(2008), BUEHLER'S BUY LOW #4163(2010)

60 CONNERSVILLE, IN	141,791	$853,495	$6.09	98.8%	COX NEW MARKET-4(2011), WAL-MART STORES #1729(2011)

61 HIGHLAND, IN	295,193	$3,055,947	$10.96	94.5%	MARSHALL'S#663-1(2011), KOHL'S #229-1(2016), CIRCUIT CITY-1(2016), OFFICE MAX #590(2012), TARGET(NOT OWNED), JEWEL(NOT OWNED), BORDERS(NOT OWNED)

Iowa

62 CEDAR RAPIDS, IA	187,068	$1,760,537	$9.41	100.0%	TJ MAXX #119(2004), OFFICE MAX #211(2010), BARNES & NOBLE #2587(2010), KOHL'S #217(2021)

63 OTTUMWA, IA	194,703	$1,324,052	$7.31	93.1%	HERBERGER'S #326(2005), J.C. PENNEY #2438(2005), OFFICEMAX #1033(2015), WAL-MART(NOT OWNED), TARGET(NOT OWNED)

Kansas

64 LEAWOOD, KS	413,130	$8,015,672	$21.11	91.9%	BARNES & NOBLE #2668(2011)

65 MERRIAM, KS	344,009	$3,927,609	$11.42	100.0%	OFFICEMAX #924(2013), PETSMART #240(2019), HEN HOUSE #31(2018), MARSHALLS #8716(2008), DICK'S SPORTING GOODS # 119(2016), CINEMARK/TINSELTOWN 20(2018), HOME DEPOT(NOT OWNED)

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall

		* BC = Business Center	Property Listing 7.1

•     Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 6 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

66 OLATHE, KS DEVONSHIRE VILLA	RVM DEVONSHIRE LLC 127th STREET & MUR-LEN ROAD	66062	SC	1987	1998	23.75%

67 OVERLAND PARK, KS CHEROKEE	RVM CHEROKEE LLC 8800-8934 W 95th STREET	66212	SC	1987	1998	23.75%

68 SHAWNEE, KS TEN QUIVIRA	RVM TEN QUIVIRA LLC 63rd STREET & QUIVIRA ROAD	66216	SC	1992	1998	23.75%

69 SHAWNEE, KS TEN QUIVIRA PAR	RVM TQ PAD LLC 63rd ST. & QUIVIRA ROAD	66216	SC	1972	1998	23.75%

70 WICHITA, KS (EASTGATE)	EASTGATE PLAZA SOUTH ROCK ROAD	67207	SC	1955	2002	100.00%

Kentucky

71 HAZARD, KY	GRAND VUE PLAZA KENTUCKY HIGHWAY 80	41701	SC	1978	2 *	100.00%

Maine

72 BRUNSWICK, ME	COOK’S CORNERS 172 BATH ROAD	04011	SC	1965	1997	100.00%

Maryland

73 SALISBURY, MD	THE COMMONS E. NORTH POINT DRIVE	21801	SC	1999	1 *	100.00%

74 SALISBURY, MD (DEV JV)	THE COMMONS(PHASE III) NORTH POINTE DRIVE	21801	SC	2000	1 *	50.00%

Massachusetts

75 EVERETT, MA	GATEWAY CENTER 1 MYSTIC VIEW ROAD	02149	SC	2001	1 *	100.00%

76 FRAMINGHAM, MA	SHOPPER’S WORLD 1 WORCESTER ROAD	01701	SC	1994	1995	20.00%

Michigan

77 BAD AXE, MI	HURON CREST PLAZA 850 NORTH VAN DYKE ROAD	48413	SC	1991	2 *	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

66 OLATHE, KS DEVONSHIRE VILLA	48,732	$339,315	$7.79	89.4%

67 OVERLAND PARK, KS CHEROKEE	55,565	$318,778	$8.75	65.5%	ALDI, INC(2003)

68 SHAWNEE, KS TEN QUIVIRA	162,843	$848,307	$5.65	92.2%	PRICE CHOPPER FOODS(2005), WESTLAKE HARDWARE #17(2005)

69 SHAWNEE, KS TEN QUIVIRA PAR	12,000	$194,271	$16.19	100.0%

70 WICHITA, KS (EASTGATE)	205,200	$1,858,635	$11.65	77.7%	OFFICEMAX #31(2007), TJ MAXX #316(2006), BARNES & NOBLE #2824(2012)

Kentucky

71 HAZARD, KY	111,492	$338,201	$4.13	73.4%	WRIGHT LUMBER(2007)

Maine

72 BRUNSWICK, ME	314,620	$2,404,425	$7.95	96.1%	HOYTS CINEMAS #445-02 BRUNSWIK(2010), BRUNSWICK BOOKLAND(2004), BIG LOTS(2008), T J MAXX #114(2004), SEARS #2203(2012)

Maryland

73 SALISBURY, MD	98,635	$1,233,243	$12.50	100.0%	OFFICEMAX #798(2013), MICHAEL’S #9914(2009), TARGET(NOT OWNED), HOME DEPOT(NOT OWNED)

74 SALISBURY, MD (DEV JV)	27,500	$346,500	$12.60	100.0%

Massachusetts

75 EVERETT, MA	229,682	$3,453,861	$15.54	96.8%	BED BATH AND BEYOND(2011), OLD NAVY #6172(2011), OFFICEMAX # 600(2020), BABIES US #6443(2013), MICHAEL’S #01597(2012), TARGET(NOT OWNED), HOME DEPOT(NOT OWNED)

76 FRAMINGHAM, MA	768,555	$12,867,273	$16.74	100.0%	TOYS R US #7505(2020), JORDON MARSH / FEDERATED(2020), TJ MAXX#147(2010), BABIES “R” US(2025), DSW SHOE WAREHOUSE(2007), A.C. MOORE(2007), MARSHALLS#612(2011), BOBS(2011), LINENS ‘N THINGS#436(2011), SPORTS AUTHORITY#858(2015), OFFICEMAX #121(2011), BEST BUY#532(2014), MIKASA, INC.(2006), BARNES & NOBLE #2645(2011), KOHL’S(2005), GENERAL CINEMA #971(2014)

Michigan

77 BAD AXE, MI	63,415	$524,108	$8.48	97.5%	GREAT A & P TEA #55492(2012), WAL-MART(NOT OWNED)

* 1. Property Developed by the Company * 2. Original IPO Property	* SC — Shopping Center * MM = Mini-Mall * BC = Business Center	Property Listing 7.1

* Does Not Include Service Merchandise Interests

Time:11:41:36AM Page 7 of 15 Run Date: 10/18/2002

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

78 CHEBOYGAN, MI	KMART SHOPPING PLAZA 1109 EAST STATE	49721	SC	1988	2 *	100.00%

79 DETROIT, MI	BELAIR CENTER 8400 E. EIGHT MILE ROAD	48234	SC	1989	1998	100.00%

80 GAYLORD, MI	PINE RIDGE SQUARE 1401 WEST MAIN STREET	49735	SC	1991	2 *	100.00%

81 HOUGHTON, MI	COPPER COUNTRY MALL HIGHWAY M26	49931	MM	1981	2 *	100.00%

82 HOWELL, MI	GRAND RIVER PLAZA 3599 EAST GRAND RIVER	48843	SC	1991	2 *	100.00%

83 MT. PLEASANT, MI	INDIAN HILLS PLAZA 4208 E BLUE GRASS ROAD	48858	SC	1990	2 *	100.00%

84 SAULT ST. MARIE, MI	CASCADE CROSSINGS 4516 I-75 BUSINESS SPUR	49783	SC	1993	1994	100.00%

85 WALKER, MI	GREEN RIDGE SQUARE 3390-B ALPINE AVE NW	49504	SC	1989	1995	100.00%

Minnesota

86 BEMIDJI, MN	PAUL BUNYAN MALL 1201 PAUL BUNYAN DRIVE	56601	MM	1977	2 *	100.00%

87 BRAINERD, MN	WESTGATE MALL 1200 HIGHWAY 210 WEST	56401	MM	1985	2 *	100.00%

88 COON RAPIDS, MN	RIVERDALE VILLAGE 12921 RIVERDALE DRIVE	55433	SC	1999	1 *	25.00%

89 EAGAN, MN	EAGAN PROMENADE 1299 PROMENADE PLACE	55122	SC	1997	1997	50.00%

90 HUTCHINSON, MN	HUTCHINSON MALL 1060 SR 15	55350	MM	1981	2 *	100.00%

91 MINNEAPOLIS, MN (MAPLE GROVE)	MAPLE GROVE CROSSING WEAVER LAKE ROAD & I-94	55369	SC	1995	1996	50.00%

92 ST. PAUL, MN	MIDWAY MARKETPLACE 1450 UNIVERSITY AVENUE WEST	55104	SC	1995	1997	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

78 CHEBOYGAN, MI	95,094	$385,043	$4.44	91.1%	CARTER’S FOOD CENTER(2004), CARTER’S FOOD CENTER(2004), K MART #9245(2005), KMART(NOT OWNED)

79 DETROIT, MI	343,502	$2,156,564	$9.24	67.9%	PHOENIX THEATERS(2011), BALLY TOTAL FITNESS(2016), BIG LOTS STORES, INC.(2008), KIDS “R” US, INC. #1167(2013), TOYS “R” US, INC.(2021), TARGET(NOT OWNED)

80 GAYLORD, MI	190,482	$1,046,781	$5.50	100.0%	WAL-MART STORES #1542(2010), BUY LOW/ROUNDY’S — 4(2011)

81 HOUGHTON, MI	257,863	$814,913	$5.52	57.3%	J.C. PENNEY #20430(2005), OFFICEMAX #1116(2014)

82 HOWELL, MI	215,047	$1,300,020	$6.05	100.0%	WAL-MART STORES #1754(2011), KROGER #633(2012)

83 MT. PLEASANT, MI	248,963	$1,391,096	$6.11	91.5%	WAL-MART STORES #1428(2009), BIG LOTS #377-4(2003), KROGER #889(2011)

84 SAULT ST. MARIE, MI	270,761	$1,771,076	$6.59	99.3%	WAL-MART STORES #1936(2012), J.C. PENNEY #2625(2008), OFFICE MAX #731(2013), GLEN’S MARKET(2013)

85 WALKER, MI	133,892	$1,437,012	$11.13	96.4%	T.J. MAXX #160(2005), OFFICE DEPOT #241(2005), TARGET(NOT OWNED), MEDIA PLAY(NOT OWNED), TOYS R US(NOT OWNED), CIRCUIT CITY(NOT OWNED)

Minnesota

86 BEMIDJI, MN	297,586	$1,411,649	$5.09	93.2%	K MART #9204(2007), HERBERGER’S #348(2005), J.C. PENNEY #1091-8(2003)

87 BRAINERD, MN	260,319	$1,915,151	$7.47	98.5%	K MART #9525(2004), HERBERGER’S #23(2013), MOVIES 10/WESTGATE MALL/#205(2011)

88 COON RAPIDS, MN	417,030	$3,075,887	$7.79	94.7%	KOHL’S #408(2020), JO-ANN STORES #1941(2010), LINENS ‘N THINGS(2016), OLD NAVY # 5958(2007), SEARS, ROEBUCK AND CO.(2017), BEST BUY STORES, L.P.(2013)

89 EAGAN, MN	293,007	$3,189,566	$11.83	92.0%	BYERLY’S(2016), BARNES & NOBLE #2820(2012), OFFICEMAX #604(2013), MICHAEL’S #9841(2008), T J MAXX #379(2007), BED BATH & BEYOND(2012), ETHAN ALLEN(NOT OWNED)

90 HUTCHINSON, MN	121,001	$647,687	$5.97	89.7%	J.C. PENNEY #1076-9 -4(2006), KMART(NOT OWNED)

91 MINNEAPOLIS, MN (MAPLE GROVE)	250,220	$2,832,056	$11.32	100.0%	KOHL’S #241(2016), BARNES & NOBLE-#2749(2011), GANDER MOUNTAIN(2011), MICHAELS STORES, INC.(2012), BED, BATH AND BEYOND(2012), CUB FOODS(NOT OWNED)

92 ST. PAUL, MN	324,354	$2,608,558	$8.04	100.0%	K MART #4803(2022), CUB FOODS(2015), PETSMART #466(2011), MERVYN’S #312(2016), HERBERGER’S(NOT OWNED)

* 1. Property Developed by the Company * 2. Original IPO Property	* SC — Shopping Center * MM = Mini-Mall * BC = Business Center	Property Listing 7.1

* Does Not Include Service Merchandise Interests

Time:11:41:36AM Page 8 of 15 Run Date: 10/18/2002

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

93 WORTHINGTON, MN Mississippi	NORTHLAND MALL 1635 OXFORD STREET	56187	MM	1977	2 *	100.00%

94 STARKVILLE, MS	STARKVILLE CROSSING 882 HIGHWAY 12 WEST	39759	SC	1990	1994	100.00%

95 TUPELO, MS Missouri	BIG OAKS CROSSING 3850 N GLOSTER ST	38801	SC	1992	1994	100.00%

96 FENTON, MO	FENTON PLAZA GRAVOIS & HIGHWAY 141	63206	SC	1970	2 *	100.00%

97 INDEPENDENCE, MO	INDEPENDENCE COMMONS 900 EAST 39TH STREET	64057	SC	1995	1995	100.00%

98 KANSAS CITY, MO BRYWOOD CEN	RVM BRYWOOD LLC 8600 E. 63rd STREET	64133	SC	1972	1998	23.75%

99 KANSAS CITY, MO WILLOW CREE	RVM WILLOW CREEK LLC 101st TERRACE & WORNALL ROAD	64114	SC	1973	1998	23.75%

100 SPRINGFIELD, MO-MORRIS CORNER	MORRIS CORNERS 1425 EAST BATTLEFIELD	65804	SC	1989	1998	100.00%

101 ST. LOUIS (SUNSET), MO	PLAZA AT SUNSET HILL 10980 SUNSET PLAZA	63128	SC	1997	1998	100.00%

102 ST. LOUIS, MO (CLOCKTOWER)	CLOCKTOWER PLACE 11298 W. FLORISSANT AVE.	63033	SC	1998	1998	50.00%

103 ST.LOUIS, MO — KELLER PLAZA	KELLER PLAZA 4500 LEMAY FERRY ROAD	63129	SC	1987	1998	100.00%

104 ST.LOUIS, MO-BRENTWOOD PROME	PROMENADE AT BRENTWOOD 1 BRENTWOOD PROMENADE COURT	63144	SC	1998	1998	100.00%

105 ST.LOUIS, MO-GRAVOIS VILLAGE	GRAVOIS VILLAGE 4523 GRAVOIS VILLAGE PLAZA	63049	SC	1983	1998	100.00%

106 ST.LOUIS, MO-HOME QUARTERS	HOME QUARTERS 6303 S. LINBERGH BLVD	63123	SC	1992	1998	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

93 WORTHINGTON, MN Mississippi	185,658	$649,734	$5.34	65.5%	J.C. PENNEY #2271-5 -4(2007), HY VEE FOOD STORES-3(2011)

94 STARKVILLE, MS	234,652	$1,198,135	$5.25	97.2%	WAL-MART STORES #112(2015), J.C. PENNEY #2447(2010), KROGER #381(2012)

95 TUPELO, MS Missouri	348,236	$1,908,558	$5.55	98.7%	SAM’S WHOLESALE CLUB#6329(2012), GOODY’S #39(2002), WAL-MART STORES #258(2012)

96 FENTON, MO	93,548	$708,950	$9.53	79.5%

97 INDEPENDENCE, MO	382,830	$4,286,745	$11.54	97.0%	KOHL’S DEPARTMENT #230(2016), BED, BATH BEYOND #107(2012), MARSHALLS #675(2012), RHODES FURNITURE, INC.(2016), BARNES & NOBLE #2732(2011), AMC THEATRE(2015)

98 KANSAS CITY, MO BRYWOOD CEN	208,234	$874,600	$4.87	86.3%	BIG LOTS #489(2004), PRICE CHOPPER(2004)

99 KANSAS CITY, MO WILLOW CREE	15,205	$255,774	$16.82	100.0%

100 SPRINGFIELD, MO-MORRIS CORNER	56,033	$414,474	$7.40	100.0%	TOYS R US #9512(2013)

101 ST. LOUIS (SUNSET), MO	417,326	$4,768,878	$11.48	99.5%	BED BATH AND BEYOND(2012), MARSHALLS OF SUNSET HILLS(2012), HOME DEPOT #1089(2023), PETSMART #260(2012), BORDERS #110(2011), TOYS R US #9565(2013), COMP USA COMPUTER SUPER #1012(2013)

102 ST. LOUIS, MO (CLOCKTOWER)	211,045	$2,160,000	$10.23	100.0%	TJ MAXX #389(2008), OFFICE DEPOT#522(2008), DIERBERG’S MARKETPLACE, INC.(2007)

103 ST.LOUIS, MO — KELLER PLAZA	52,842	$178,980	$7.84	43.2%	SAM’S(NOT OWNED)

104 ST.LOUIS, MO-BRENTWOOD PROME	299,584	$3,913,703	$13.06	100.0%	TARGET #1102(2023), BED BATH & BEYOND #219(2004), PETSMART #255(2014), SPORTS AUTHORITY(2013)

105 ST.LOUIS, MO-GRAVOIS VILLAGE	110,992	$$655,646	$5.91	100.0%	K MART #7543(2008)

106 ST.LOUIS, MO-HOME QUARTERS	91,783	$321,240	$3.50	100.0%	WEEKENDS ONLY FURNITURE(2007)

* 1. Property Developed by the Company * 2. Original IPO Property	* SC — Shopping Center * MM = Mini-Mall * BC = Business Center	Property Listing 7.1

* Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 9 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

107 ST.LOUIS,MO-OLYMPIC OAKS VIL	OLYMPIC OAKS VILLAGE 12109 MANCHESTER ROAD	63121	SC	1985	1998	100.00%

Nevada

108 LAS VEGAS, NV (DECATUR)	FAMILY CENTER @ LAS VEGAS 14833 WEST CHARLESTON BLVD	89102	SC	1973	1998	100.00%

109 RENO, NV	RENO RIVERSIDE EAST FIRST STREET AND SIERRA	89505	SC	2000	2000	100.00%

New Jersey

110 PRINCETON, NJ	NASSAU PARK SHOPPING CENTER ROUTE 1 & QUAKER BRIDGE ROAD	42071	SC	1995	1997	100.00%

111 PRINCETON, NJ (PAVILION)	NASSAU PARK PAVILION ROUTE 1 AND QUAKER BRIDGE ROAD	42071	SC	1999	1*	100.00%

New Mexico

112 LOS ALAMOS, NM	MARI MAC VILLAGE 800 TRINITY DRIVE	87533	SC	1978	2*	100.00%

North Carolina

113 DURHAM, NC	OXFORD COMMONS 3500 OXFORD ROAD	27702	SC	1990	2*	100.00%

114 JACKSONVILLE, NC	WESTERN PLAZA US HWY 17 & WESTERN AVENUE	28540	SC	1989	2*	100.00%

115 NEW BERN, NC	RIVERTOWNE SQUARE 3003 CLAREDON BLVD	28561	SC	1989	2*	100.00%

116 WASHINGTON, NC	PAMLICO PLAZA 536 PAMLICO PLAZA	27889	SC	1990	2*	100.00%

117 WAYNESVILLE, NC	LAKESIDE PLAZA 201 PARAGON PARKWAY	28721	SC	1990	2*	100.00%

118 WILMINGTON, NC	UNIVERSITY CENTRE S. COLLEGE RD & NEW CENTRE DR.	28403	SC	1989	2*	100.00%

North Dakota

119 DICKINSON, ND	PRAIRIE HILLS MALL 1681 THIRD AVENUE	58601	MM	1978	2*	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

107 ST.LOUIS,MO-OLYMPIC OAKS VIL	92,372	$1,405,257	$15.21	100.0%	TJ MAXX #329(2006), MICHAEL'S #4203(2005)

Nevada

108 LAS VEGAS, NV (DECATUR)	49,555	$392,992	$9.69	81.8%	ALBERTSON'S(NOT OWNED)

109 RENO, NV	52,589	$28,492	$0.55	98.9%	CENTURY THEATRE, INC.(2014)

New Jersey

110 PRINCETON, NJ	211,824	$3,930,588	$18.94	98.0%	BORDERS #131(2011), BEST BUY #578(2012), LINENS 'N THINGS #462(2011), PETSMART #577(2011), WAL-MART(NOT OWNED), SAM'S(NOT OWNED), HOME DEPOT(NOT OWNED), TARGET(NOT OWNED)

111 PRINCETON, NJ (PAVILION)	202,622	$3,099,250	$15.30	100.0%	DICK'S SPORTING GOOD #105(2015), MICHAEL'S(2009), KOHL'S #294(2019), WEGMAN'S MARKET(NOT OWNED)

New Mexico

112 LOS ALAMOS, NM	97,970	$615,785	$6.62	94.9%	FURR'S SUPERMARKETS #897-4(2002), FURR'S PHARMACY #887-4(2003), BEALL'S #0180 (2009)

North Carolina

113 DURHAM, NC	205,349	$1,204,941	$6.65	88.2%	FOOD LION #747-3(2010), BURLINGTON COAT FACTORY(2007), WAL-MART(NOT OWNED)

114 JACKSONVILLE, NC	62,996	$561,370	$9.52	93.7%	OFFICEMAX #1128(2014), WAL-MART(NOT OWNED)

115 NEW BERN, NC	68,130	$511,073	$8.12	92.4%	GOODY'S #4(2007), WAL-MART(NOT OWNED)

116 WASHINGTON, NC	93,527	$474,194	$5.15	98.5%	WAL-MART STORES #1354(2009), WAL-MART(NOT OWNED)

117 WAYNESVILLE, NC	181,894	$1,152,317	$6.34	100.0%	WAL-MART STORE #1663(2011), FOOD LION #957-2 (2011)

118 WILMINGTON, NC	410,491	$3,389,664	$9.48	87.1%	BARNES & NOBLE #2762(2007), LOWE'S HOME CENTER #445 -4(2014), OLD NAVY #5471(2006), BED BATH & BEYOND(2012), ROSS DRESS FOR LESS(2012), GOODY'S #175 -4(2005), SAM'S(NOT OWNED)

North Dakota

119 DICKINSON, ND	267,506	$1,168,230	$4.54	96.1%	K MART #9564(2003), HERBERGER'S #30(2005), J.C. PENNEY #1628-7(2003)

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall

		* BC = Business Center	Property Listing 7.1
*	Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 10 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

120 GRAND FORKS, ND	OFFICE MAX 2500S COLUMBIA ROAD	58201	SC	1978	1999	83.75%

Ohio

121 ASHLAND, OH	KMART PLAZA US ROUTE 42	44805	SC	1977	2*	100.00%

122 AURORA, OH	BARRINGTON TOWN SQUARE 70-130 BARRINGTON TOWN SQUARE	44202	SC	1996	1*	100.00%

123 BELLEFONTAINE, OH	SOUTH MAIN STREET PLAZA 2250 SOUTH MAIN STREET	43311	SC	1995	1998	100.00%

124 BOARDMAN, OH	SOUTHLAND CROSSING I-680 & US ROUTE 224	44514	SC	1997	1*	100.00%

125 CANTON, OH (EVERHARD ROAD)	BELDEN PARK CROSSINGS 5496 DRESSLER ROAD	44720	SC	1995	1*	100.00%

126 CANTON, OH (PHASE II)	BELDEN PARK CROSSINGS (II) DRESSLER ROAD	44720	SC	1997	1*	100.00%

127 CHILLICOTHE, OH	LOWE'S SHOPPING CENTER 867 N BRIDGE STREET	45601	SC	1974	2*	100.00%

128 CINCINNATI, OH	GLENWAY CROSSING 5100 GLENCROSSING WAY	45238	SC	1990	2*	100.00%

129 CLEVELAND, OH (WEST 65th)	KMART PLAZA - WEST 65TH 3250 WEST 65TH STREET	44102	SC	1977	2*	100.00%

130 COLUMBUS, OH (DUBLIN VILLAGE)	DUBLIN VILLAGE CENTER 6561-6815 DUBLIN CENTER DRIVE	43017	SC	1987	1998	80.01%

131 COLUMBUS, OH (EASTON MARKET	EASTON MARKET 3740 EASTON MARKET	43230	SC	1998	1998	100.00%

132 COLUMBUS, OH (LENNOX TOWN C	LENNOX TOWN CENTER 1647 OLENTANGY RIVER ROAD	43212	SC	1997	1998	50.00%

133 COLUMBUS, OH (SUN CENTER)	SUN CENTER 3622-3860 DUBLIN GRANVILLE RD	43017	SC	1995	1998	79.45%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

120 GRAND FORKS, ND	31,812	$147,540	$4.64	100.0%	OFFICE DEPOT#2082(2010)

Ohio

121 ASHLAND, OH	110,656	$72,773	$2.68	24.5%	QUALITY STORES #3116(2005)

122 AURORA, OH	64,700	$606,653	$13.05	71.9%	HEINEN'S(NOT OWNED)

123 BELLEFONTAINE, OH	52,399	$432,292	$8.25	100.0%	GOODY'S STORE # 314(2010), STAPLES #1146(2010)

124 BOARDMAN, OH	506,254	$4,126,744	$8.23	99.1%	LOWE'S COMPANIES #188(2016), BABIES "R" US #9254(2009), STAPLES STORE #817(2012), DICKS CLOTHING & SPORTING(2012), WAL-MART STORES #2211(2017), PETSMART #558(2013), GIANT EAGLE, INC(2018)

125 CANTON, OH (EVERHARD ROAD)	230,065	$2,496,304	$11.14	97.4%	DICK'S CLOTHING & SPORTING #64(2010), DSW SHOE WAREHOUSE(2011), KOHL'S DEPARTMENT STORE#239(2016)

126 CANTON, OH (PHASE II)	231,424	$1,412,898	$6.99	87.4%	VALUE CITY FURNITURE #55(2011), H.H. GREGG APPLIANCES(2011), JO-ANN STORES #1900(2008), PETSMART #523(2013)

127 CHILLICOTHE, OH	236,009	$1,822,035	$7.72	100.0%	LOWE'S HOME CENTERS #472-2(2015), KROGER #348(2016), OFFICE MAX #617(2012)

128 CINCINNATI, OH	235,616	$1,974,613	$9.79	85.6%	WINN DIXIE STORES #1771 -4(2010), SERVICE MERCHANDISE #0057(2006)

129 CLEVELAND, OH (WEST 65th)	49,420	$265,724	$5.51	97.6%	GREAT A & P TEA #23001-4(2007), KMART(NOT OWNED)

130 COLUMBUS, OH (DUBLIN VILLAGE)	326,912	$1,841,349	$12.37	45.5%	AMC THEATRE(2007), B.J.'S WHOLESALE CLUB(NOT OWNED)

131 COLUMBUS, OH (EASTON MARKET	509,611	$5,888,320	$11.55	100.0%
COMPUSA, INC #533(2013), STAPLES, INC. #603(2013), PETSMART, INC. #550(2015), GOLFSMITH GOLF CENTER(2013), MICHAEL'S #9876(2013), GALYAN'S(2013), DSW SHOE WAREHOUSE(2012), KITTLE'S HOME FURNISHINGS(2012), BED BATH & BEYOND, INC.(2014), TJ MAXX#447(2008)

132 COLUMBUS, OH (LENNOX TOWN C	352,913	$3,296,253	$9.34	100.0%	TARGET#1058(2016), BARNES & NOBLE#2860(2007), STAPLES #451(2011), AMC THEATRES LENNOX 24(2021)

133 COLUMBUS, OH (SUN CENTER)	305,428	$2,909,756	$11.02	86.5%	BABIES R US #9242(2011), MICHAEL'S(2013), RHODES FURNITURE(2012), STEIN MART #130(2007), BIG BEAR(2016), STAPLES #403(2010)

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall

		* BC = Business Center	Property Listing 7.1
*  Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 11 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

134 DAYTON, OH	WASHINGTON PARK 615-799 LYONS ROAD	45458	SC	1990	1998	49.29%

135 DUBLIN, OH (PERIMETER CENTER)	PERIMETER CENTER 6644-6804 PERIMETER LOOP ROAD	43017	SC	1996	1998	100.00%

136 EASTLAKE, OH	KMART PLAZA 33752 VINE STREET	44094	SC	1971	2*	100.00%

137 ELYRIA, OH	HILLS SHOPPING CENTER 825 CLEVELAND	44035	SC	1977	2*	100.00%

138 GROVE CITY, OH (DERBY SQUARE)	DERBY SQUARE SHOPPING CENTER 2161-2263 STRINGTOWN ROAD	43123	SC	1992	1998	100.00%

139 HAMILTON, OH (ROUNDY’S)	ROUNDY'S 1371 MAIN STREET	43450	SC	1986	1998	100.00%

140 HILLSBORO, OH	HILLSBORO SHOPPING CENTER 1100 NORTH HIGH STREET	45133	SC	1979	2*	100.00%

141 HUBER HTS., OH	NORTH HEIGHTS PLAZA 8280 OLD TROY PIKE	45424	SC	1990	2*	100.00%

142 LEBANON, OH	COUNTRYSIDE PLACE 1879 DEERFIELD ROAD	45036	SC	1990	2*	100.00%

143 MACEDONIA, OH	MACEDONIA COMMONS MACEDONIA COMMONS BLVD	44056	SC	1994	1994	50.00%

144 MACEDONIA, OH (PHASE II)	MACEDONIA COMMONS (PHASE II) 8210 MACEDONIA COMMONS	44056	SC	1999	1*	100.00%

145 NILES, OH	GREAT EAST PLAZA 909 GREAT EAST PLAZA	44446	SC	1980	1999	83.75%

146 NORTH OLMSTED, OH	GREAT NORTHERN PLAZA NORTH 25859-26437 GREAT NORTHERN	44070	SC	1958	1997	100.00%

147 NORTH OLMSTED, OH (BABIES)	BABIES R' US PLAZA 26520 LORAIN AVENUE	44070	SC	1978	1999	83.75%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

134 DAYTON, OH	212,369	$1,000,528	$8.56	55.0%	BOOKS A MILLION # 307(2005)

135 DUBLIN, OH (PERIMETER CENTER)	137,556	$1,575,124	$11.45	100.0%	BIG BEAR(2016)

136 EASTLAKE, OH	4,000	$0	$0.00	0.0%	KMART(NOT OWNED)

137 ELYRIA, OH	150,200	$761,970	$5.07	100.0%	AMES STORE #1046(2008), FIRST NAT'L SUPERMARKET #811(2010)

138 GROVE CITY, OH (DERBY SQUARE)	128,210	$1,293,295	$10.21	98.8%	BIG BEAR(2012)

139 HAMILTON, OH (ROUNDY’S)	40,000	$230,000	$5.75	100.0%	ROUNDY'S(2006)

140 HILLSBORO, OH	58,583	$143,062	$7.72	31.6%	BOB & CARL'S(NOT OWNED)

141 HUBER HTS., OH	163,741	$1,656,185	$10.36	97.6%	CUB FOODS(2011), SEARS HARDWARE #5482 (10)(2002), WAL-MART(NOT OWNED)

142 LEBANON, OH	27,500	$109,684	$8.99	44.4%	WAL-MART(NOT OWNED), ERB LUMBER(NOT OWNED)

143 MACEDONIA, OH	233,639	$2,440,023	$10.44	100.0%	FIRST NATL. SUPERMARKETS #26(2018), KOHL'S #235(2016), WAL-MART(NOT OWNED)

144 MACEDONIA, OH (PHASE II)	169,481	$1,601,734	$9.45	100.0%	CINEMARK(2019), HOME DEPOT #3824(2020)

145 NILES, OH	67,100	$0	$0.00	0.0%

146 NORTH OLMSTED, OH	624,507	$7,200,928	$12.34	93.5%	KIDS R US #1173(2008), BED BATH & BEYOND, INC.(2012), PETSMART #529(2003), HOME DEPOT USA #3803(2019), JO-ANN STORES #1923(2009), MARC'S(2012), COMP USA INC. #577(2007), BEST BUY #279(2010), MARSHALLS #8267/TJX COMPANY(2005), KRONHEIMS FURNITURE(2009), TOPS SUPERMARKET(NOT OWNED)

147 NORTH OLMSTED, OH (BABIES)	67,466	$240,000	$4.63	76.8%	BABIES "R" US #9284(2011)

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall

		* BC = Business Center	Property Listing 7.1

*     Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 12 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

148 PATASKALA, OH	VILLAGE MARKET/RITE AID CENTER 78-80 OAK MEADOW DRIVE	43062	SC	1980	1998	100.00%

149 PICKERINGTON, OH	SHOPPES AT TURNBERRY 1701-1797 HILL ROAD NORTH	43147	SC	1990	1998	100.00%

150 SOLON, OH	UPTOWN SOLON KRUSE DRIVE	44139	SC	1998	1*	100.00%

151 STOW, OH	STOW COMMUNITY SHOPPING CENTE KENT ROAD	44224	SC	1997	1*	100.00%

152 TIFFIN, OH	TIFFIN MALL 870 WEST MARKET STREET	44883	MM	1980	2*	100.00%

153 TOLEDO, OH (DEV)	SPRINGFIELD COMMUNITY CENTER 5245 AIRPORT HIGHWAY	43615	SC	1999	1*	100.00%

154 WESTLAKE, OH	WEST BAY PLAZA 30100 DETROIT ROAD	44145	SC	1974	2*	100.00%

155 WILMINGTON, OH	SOUTH RIDGE SHOPPING CENTER 1025 S SOUTH STREET	45177	SC	1977	2*	100.00%

156 XENIA, OH	WEST PARK SQUARE 1700 WEST PARK SQUARE	45385	SC	1994	1*	100.00%

Oregon

157 PORTLAND, OR	TANASBOURNE TOWN CENTER NW EVERGREEN PKWY & NW RING RD	97006	SC	1995	1996	50.00%

Pennsylvania

158 E. NORRITON, PA	KMART PLAZA 2692 DEKALB PIKE	19401	SC	1975	2*	100.00%

159 ERIE (PEACHSTREET), PA	PEACH STREET SQUARE 1902 KEYSTONE DRIVE	16509	SC	1995	1*	100.00%

South Carolina

160 ANDERSON, SC	NORTHTOWNE CENTER 3812 LIBERTY HIGHWAY	29621	SC	1993	1995	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

148 PATASKALA, OH	33,270	$194,600	$5.85	100.0%	CARDINAL (GARDNERS/LANCASTER)(2007)

149 PICKERINGTON, OH	59,495	$672,683	$14.87	76.0%

150 SOLON, OH	183,288	$2,812,463	$15.34	100.0%	MUSTARD SEED MKT & CAFE(2019), BED, BATH AND BEYOND#204(2009), BORDERS #286(2018)

151 STOW, OH	404,505	$2,952,159	$7.30	100.0%	K MART #4264(2006), BED BATH AND BEYOND #360(2011), GIANT EAGLE, INC. #4096(2017), KOHL'S #331(2019), OFFICE MAX #626(2011), BORDERS OUTLET #249(2003), TARGET(NOT OWNED)

152 TIFFIN, OH	232,021	$729,795	$5.36	58.7%	J.C. PENNEY #324-4(2005), AARON RENTS, INC.#C0399(2004)

153 TOLEDO, OH (DEV)	241,129	$2,386,008	$10.53	94.0%	KOHL'S #324(2019), GANDER MOUNTAIN, L.L.C.(2014), BED BATH & BEYOND #240(2010), OLD NAVY #6429(2005), BABIES R US(NOT OWNED)

154 WESTLAKE, OH	162,330	$1,282,675	$7.90	100.0%	MARC'S #37(2004), K MART #3234(2004)

155 WILMINGTON, OH	55,130	$228,460	$4.27	97.1%	SUPER VALU STORES, INC(2003)

156 XENIA, OH	100,253	$680,501	$7.67	88.5%	KROGER #829(2019), WAL-MART(NOT OWNED)

Oregon

157 PORTLAND, OR	309,617	$5,098,680	$16.47	100.0%	BARNES & NOBLE #2748(2011), OFFICE DEPOT-#00954(2010), HAGGAN'S(2021), LINENS N THINGS(2017), ROSS DRESS FOR LESS #399(2008), MICHAEL'S #9887(2009), NORDSTROM(NOT OWNED), TARGET(NOT OWNED), MERVYN'S(NOT OWNED)

Pennsylvania

158 E. NORRITON, PA	174,976	$1,228,346	$7.38	95.1%	K MART #3026(2005), BIG LOTS(2010)

159 ERIE (PEACHSTREET), PA	538,103	$4,635,655	$8.61	100.0%	LOWE'S HOME CTR #226(2015), MEDIA PLAY-4 #8158(2011), KOHL'S-#221-4(2016), WAL-MART STORES #2278(2015), CINEMARK #186(2011), PETSMART #556(2015), CIRCUIT CITY SUPERSTORE 3744(2020), HOME DEPOT(NOT OWNED)

South Carolina

160 ANDERSON, SC	14,250	$122,050	$8.56	100.0%	WAL-MART(NOT OWNED), SAM'S(NOT OWNED)

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall

		* BC = Business Center	Property Listing 7.1

*  Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 13 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

161 CAMDEN, SC	SPRINGDALE PLAZA 1671 SPRINGDALE DRIVE	29020	SC	1990	2*	100.00%

162 COLUMBIA, SC	EAST FOREST PLAZA 5420 FOREST DRIVE	29206	SC	1995	1995	100.00%

163 COLUMBIA, SC (HARBISON)	HARBISON COURT HARBISON BLVD	29212	SC	1991	2002	100.00%

164 MT. PLEASANT, SC	WANDO CROSSING 1500 HIGHWAY 17 NORTH	29465	SC	1992	1995	100.00%

165 N. CHARLESTON, SC	NORTH POINTE PLAZA 7400 RIVERS AVENUE	29406	SC	1989	2*	100.00%

166 ORANGEBURG, SC	NORTH ROAD PLAZA 2795 NORTH ROAD	29115	SC	1994	1995	100.00%

167 S. ANDERSON, SC	CROSSROADS PLAZA 406 HIGHWAY 28 BY-PASS	29624	SC	1990	1994	100.00%

168 SIMPSONVILLE, SC	FAIRVIEW STATION 621 FAIRVIEW ROAD	29681	SC	1990	1994	100.00%

169 UNION, SC	WEST TOWNE PLAZA U.S.HWY 176 BY-PASS #1	29379	SC	1990	2*	100.00%

South Dakota

170 WATERTOWN, SD	WATERTOWN MALL 1300 9TH AVENUE	56401	MM	1977	2*	100.00%

Tennessee

171 BRENTWOOD, TN. (COOL SPRING	COOL SPRINGS POINTE I-65 AND MOORE'S LANE	37027	SC	1999	2000	100.00%

Texas

172 FT. WORTH, TX	EASTCHASE MARKET SWC EASTCHASE PKWY & I-30	76112	SC	1995	1996	50.00%

173 FT. WORTH, TX (FOSSIL CREEK)	FOSSIL CREEK WESTERN CENTER BLVD	76137	SC	1991	2002	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

161 CAMDEN, SC	180,127	$1,087,386	$6.45	93.6%	GOODY'S #11(2006), WINN DIXIE STORES #2174(2011), BELK #227(2015), WAL-MART SUPER CENTER(NOT OWNED)

162 COLUMBIA, SC	46,700	$518,650	$11.11	100.0%	WAL-MART SUPER CENTER(NOT OWNED), SAM'S(NOT OWNED)

163 COLUMBIA, SC (HARBISON)	252,689	$2,308,720	$12.36	73.9%	Barnes & Noble #2688(2011), Marshall's #458(2007), OfficeMax #640(2011)

164 MT. PLEASANT, SC	209,139	$1,967,353	$9.82	95.8%	PIGGLY WIGGLY #29-4(2012), OFFICE DEPOT # 2002(2010), T.J. MAXX #780 -3(2007), MARSHALL'S OF MA, INC.(2011), WAL-MART(NOT OWNED)

165 N. CHARLESTON, SC	294,471	$1,992,423	$6.82	99.2%	WAL-MART STORES #1359(2009), OFFICE MAX #342(2007), HELIG MEYERS(NOT OWNED), SERVICE MERCHANDISE(NOT OWNED)

166 ORANGEBURG, SC	50,760	$491,037	$9.67	100.0%	GOODY'S #282(2008), WAL-MART(NOT OWNED)

167 S. ANDERSON, SC	163,809	$341,204	$4.10	50.8%	WAL-MART STORES #644(2010)

168 SIMPSONVILLE, SC	142,133	$761,185	$5.47	98.0%	INGLES MARKETS #41(2011), K MART #3875 (2015)

169 UNION, SC	184,331	$974,022	$5.52	95.7%	WAL-MART STORES #629(2009), BELK STORES SERVICES, INC.(2010), WINN DIXIE STORES #1255 (2010)

South Dakota

170 WATERTOWN, SD	285,470	$1,551,094	$5.48	99.2%	K MART #9180(2002), HERBERGER'S #15(2004), J.C. PENNEY #0495-2 -4(2003), HY VEE SUPERMARKET(NOT OWNED)

Tennessee

171 BRENTWOOD, TN. (COOL SPRING	201,516	$2,441,924	$12.12	100.0%	BEST BUY #170(2014), THE SPORTS AUTHORITY(2013), LINENS 'N THINGS #521(2014), DSW SHOE WAREHOUSE #29103(2008)

Texas

172 FT. WORTH, TX	205,017	$2,511,541	$12.39	98.9%	UNITED ARTISTS THEATRE #33306(2012), PETSMART #182(2011), MJ DESIGNS #4589(2011), ROSS DRESS FOR LESS #351-1(2006), TARGET(NOT OWNED), OFFICE DEPOT(NOT OWNED), TOYS R US(NOT OWNED)

173 FT. WORTH, TX (FOSSIL CREEK)	68,515	$959,052	$15.46	90.5%

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall

		* BC = Business Center	Property Listing 7.1

*  Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 14 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

174 LEWISVILLE, TX (LAKEPOINTE)	LAKEPOINTE CROSSINGS S STEMMONS FREEWAY	75067	SC	1991	2002	100.00%

175 ROUNDROCK, TX	LA FRONTERA SUNDANCE PARKWAY & PARKER AVE	78728	SC	2000	1*	24.75%

176 SAN ANTONIO, TX	LA PLAZA DEL NORTE 125 NE LOOP 410	78216	SC	1996	1997	35.00%

177 SAN ANTONIO, TX (BANDERA PT)	BANDERA POINT(NORTH)	78227	SC	2001	1*	100.00%

Utah

178 LOGAN, UT	FAMILY PLACE @ LOGAN 400 NORTH STREET	84321	SC	1975	1998	100.00%

179 MIDVALE, UT	FAMILY CENTER AT FORT UNION 900 EAST FT UNION BLVD	84047	SC	1973	1998	100.00%

180 OGDEN, UT	FAMILY CENTER AT OGDEN 5-POINT 21-129 HARRISVILLE ROAD	84404	SC	1977	1998	100.00%

181 OREM, UT	FAMILY CENTER AT OREM 1300 SOUTH STREET	84058	SC	1991	1998	100.00%

182 RIVERDALE, UT	FAMILY CENTER AT RIVERDALE 1050 WEST RIVERDALE ROAD	84405	SC	1995	1998	100.00%
183 SALT LAKE CITY, UT (33RD)	FAMILY PLACE @ 33RD SOUTH 3300 SOUTH STREET	84115	SC	1978	1998	100.00%

184 TAYLORSVILLE, UT	FAMILY CENTER AT MIDVALLEY 5600 SOUTH REDWOOD	84123	SC	1982	1998	100.00%

Vermont

185 BERLIN, VT	BERLIN MALL 282 BERLIN MALL RD., UNIT #28	05602	MM	1986	2*	100.00%

Virginia

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

174 LEWISVILLE, TX (LAKEPOINTE)	311,039	$2,798,044	$10.99	81.8%	THE ROOMSTORE #1055(2007), PETsMART #176(2009), BEST BUY #258(2010), ACADEMY SPORTS(2016), MARDEL CHRISTIAN BOOKSTORE(2011), TOYS R' US(NOT OWNED), SERVICE MERCHANDISE(NOT OWNED), GARDEN RIDGE(NOT OWNED)

175 ROUNDROCK, TX	438,324	$5,933,156	$13.82	98.0%	HOBBY LOBBY #52R(2015), CIRCUIT CITY(2016), OFFICE DEPOT #02089(2015), MARSHALLS #775(2010), BED BATH & BEYOND #305(2011), OLD NAVY #6142(2005), BARNES & NOBLE BOOKS #2009(2011), SAM'S(NOT OWNED), LOWE'S(NOT OWNED), KOHL'S(NOT OWNED)

176 SAN ANTONIO, TX	310,394	$3,376,993	$13.50	80.6%	ROSS STORES, INC.(2007), DSW SHOE WAREHOUSE(2007), BEST BUY COMPANY#201(2012), OSHMAN'S SPORTING GOODS #236(2016)

177 SAN ANTONIO, TX (BANDERA PT)	278,727	$3,932,756	$14.26	98.9%	T.J. MAXX(2011), LINENS 'N THINGS # 594(2012), OLD NAVY #6499(2006), ROSS DRESS FOR LESS(2012), BARNES & NOBLE # 2055(2011), OFFICE MAX(2016), TARGET(NOT OWNED), LOWE'S(NOT OWNED)

Utah

178 LOGAN, UT	19,200	$210,662	$10.97	100.0%	RITE AID(NOT OWNED)

179 MIDVALE, UT	664,120	$6,933,532	$10.55	99.0%	MERVYN'S #M-0065A(2005), BABIES R US #9568(2013), OFFICE MAX #126(2007), SMITH'S FOOD & DRUGS#85(2024), MEDIA PLAY #8122(2016), BED BATH & BEYOND #198(2014), ROSS DRESS FOR LESS #502(2011), WAL-MART STORES #2207(2015)

180 OGDEN, UT	162,316	$855,532	$5.62	93.7%	HARMONS(2012)

181 OREM, UT	150,667	$1,524,289	$10.12	100.0%	KIDS R US # 1347(2011), MEDIA PLAY #8120(2015), OFFICE DEPOT #538(2008), JO-ANN FABRICS AND CRAFTS(2012), R.C. WILLEY(NOT OWNED), TOYS R US(NOT OWNED)

182 RIVERDALE, UT	590,313	$4,275,913	$7.68	94.3%	TARGET SUPERSTORE #1753(2017), WAL-MART STORES #1708(2011), OFFICE MAX #76(2008), GART SPORTS #326(2012), SPORTMAN'S WAREHOUSE(2009), MEDIA PLAY(2016), CIRCUIT CITY#3349(2016)

183 SALT LAKE CITY, UT (33RD)	35,459	$262,502	$8.55	86.6%

184 TAYLORSVILLE, UT	699,055	$6,179,140	$10.22	86.5%	JOLENE'S(2003), MEDIA PLAY #8121(2015), OFFICE MAX #127(2008), CIRCUIT CITY #3353(2016), PETSMART #168(2012), SHOPKO #085(2014), GART SPORTS #324(2017), BED, BATH & BEYOND #270(2015), HARMONS SUPERSTORE(NOT OWNED)

Vermont

185 BERLIN, VT	174,731	$1,479,849	$8.73	97.0%	WAL-MART STORES #2682(2014), J.C. PENNEY #2342(2009)

Virginia

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall

		* BC = Business Center	Property Listing 7.1

*  Does Not Include Service Merchandise Interests

Run Date: 10/18/2002 Time:11:41:36AM Page 15 of 15

Property List*

						DDR
		Zip	Type of	Year	Year	OwnerShip
Center/Property	Location	Code	Property	Developed	Acquired	Interest

186 FAIRFAX, VA	FAIRFAX TOWNE CENTER 12210 FAIRFAX TOWNE CENTER	22033	SC	1994	1995	20.00%

187 MARTINSVILLE, VA	LIBERTY FAIR MALL 240 COMMONWEALTH BOULEVARD	24112	MM	1989	2*	50.00%

188 PULASKI, VA	MEMORIAL SQUARE 1000 MEMORIAL DRIVE	24301	SC	1990	2*	100.00%

189 WINCHESTER, VA	APPLE BLOSSOM CORNERS 2190 S. PLEASANT VALLEY	22601	SC	1990	2*	100.00%

Washington

190 BELLINGHAM, WA	MERIDIAN VILLAGE SHOPPING CTR NE CORNER G MERIDIAN/TELEGRAPH	98226	SC	1979	2000	20.00%

191 EVERETT, WA	PUGET PARK 520 128TH STREET SW	98204	SC	1981	2001	20.00%

West Virginia

192 BARBOURSVILLE, WV	OFFICE MAX CENTER 5-13 MALL ROAD	25504	SC	1985	1998	100.00%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Owned
	Gross	Total
	Leasable	Annualized	Average	Percent
Center/Property	Area	Base Rent	Base Rent	Occupied	Anchor Tenants(Lease Expiration)

186 FAIRFAX, VA	253,941	$4,260,497	$16.78	100.0%	SAFEWAY #1431(2019), T.J. MAXX #106(2009), TOWER RECORDS#822(2009), BED, BATH & BEYOND#65(2010), UNITED ARTISTS #33191(2014)

187 MARTINSVILLE, VA	435,057	$2,742,471	$7.02	89.8%	GOODY'S #166(2006), BELK/LEGGETTS(2009), J.C. PENNEY #3010(2009), SEARS #2094 -4(2009), OFFICEMAX #744(2012), KROGER #R-350(2017)

188 PULASKI, VA	143,299	$918,903	$6.41	100.0%	WAL-MART STORES #1652(2011), FOOD LION #799-2(2011)

189 WINCHESTER, VA	230,940	$2,181,575	$9.50	99.5%	MARTIN'S FOOD STORE #78(2040), KOHL'S #283(2018), OFFICE MAX #844(2012), BOOKS-A-MILLION #954(2008)

Washington

190 BELLINGHAM, WA	208,422	$1,995,130	$9.90	96.7%	CIRCUIT CITY #3326(2015), HOME DEPOT INC., #4715(2013), PAYLESS DRUG #05240(2004)

191 EVERETT, WA	40,958	$368,931	$12.77	70.5%	ALBERTSON'S (NOT OWNED)

West Virginia

192 BARBOURSVILLE, WV	70,900	$288,037	$4.06	100.0%	DISCOUNT EMPORIUM (2006), OFFICEMAX #263(2006), VALUE CITY (NOT OWNED)

Grand Total	40,348,371	$390,347,543

* 1.	Property Developed by the Company	* SC — Shopping Center

* 2.	Original IPO Property	* MM = Mini-Mall

		* BC = Business Center	Property Listing 7.1

*  Does Not Include Service Merchandise Interests

Developers Diversified Realty

Quarterly Financial Supplement
For the nine months ended September 30, 2002

Investor Information

Developers Diversified Realty

www.ddrc.com
3300 Enterprise Parkway / Beachwood, Ohio 44122
Phone: (216) 755-5500 Fax: (216) 755-1500

Officers

Scott A. Wolstein, Chairman of the Board &
Chief Executive Officer

David M. Jacobstein, President & Chief Operating Officer

James A. Schoff, Vice Chairman of the Board &
Chief Investment Officer

Daniel B. Hurwitz, Executive Vice President

Joan U. Allgood, Sr. Vice President & General Counsel

Eric M. Mallory, Sr. Vice President of Development

William H. Schafer, Sr. Vice President & Chief Financial Officer

Richard E. Brown, Sr. Vice President of Asset
Management & Operations

Joseph G. Padanilam, Vice President of Transactions

Richard L. Davis, Vice President of Information Technology

Ralph J. Conti, Vice President of Development Services

Susan Hennessey, Vice President of Human Resources

Steven M. Dorsky, Vice President of Leasing — Northeast

Robin Walker-Gibbons, Vice President of Leasing — Southeast

Board of Directors

Scott A. Wolstein, Chairman of the Board
Chief Executive Officer, Developers Diversified Realty

James A. Schoff, Vice Chairman of the Board
Chief Investment Officer, Developers Diversified Realty

David M. Jacobstein, Director
President & Chief Operating Officer,
Developers Diversified Realty

Albert T. Adams, Director
Chairman, Cleveland Office — Baker & Hostetler LLP

Dean S. Adler, Director
Principal — Lubert-Adler Management, Inc.

Terrance R. Ahern, Director
Principal — The Townsend Group

Robert Gidel, Director
Managing Partner — Liberty Partners, LP

William N. Hulett, III, Director
Managing Member — Fame Development Ltd.

Barry Sholem, Director
Co-Chair & Managing Director — Donaldson, Lufkin &
Jenrette Capital Partners

Investor Information 7.2

Developers Diversified Realty

Quarterly Financial Supplement
For the nine months ended September 30, 2002

Investor Information (Continued)

Research Coverage

AG Edwards

Ann Melnick	(314) 955-2947

Credit Suisse First Boston

Larry Raiman	(212) 538-2380

Jay Habermann	(212) 538-5250

Deutsche Bank Alex Brown

Lou Taylor	(212) 469-4912

John Perry	(212) 469-5182

Goldman Sachs

David Kostin	(212) 902-6781

Green Street Advisors

Greg Andrews	(949) 640-8780

Barb Hoogland	(949) 640-8780

Hilliard Lyons

Tony Howard	(502) 588-9143

McDonald & Company

Richard Moore	(216) 443-2815

Richard Sweigard	(216) 563-2501

Research Coverage, continued

Merrill Lynch

Steve Sakwa	(212) 449-0335

Craig Schmidt	(212) 449-1944

Morgan Stanley

Matthew Ostrower	(212) 761-6284

Alan Calderon	(212) 761-8564

Prudential Securities

Jim Sullivan	(212) 778-2515

Allison Donohoe	(212) 778-1417

Transfer Agent
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
1-800-622-6757

Investor Relations
Michelle A. Mahue
Director of Investor Relations
Phone: (216) 755-5455
Fax: (216) 755-1455
Email: mmahue@ddrc.com

Investor Information 7.2

Additional Information concerning the Merger and Where You can Find It

     DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404)262-3252.

     DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.